As filed with the Securities and Exchange Commission on February 12, 2004

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

DDi Corp.

(Exact Name of Registrant as Specified in its Charters)

Delaware	3672	06-1576013
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number of Registrant)	(I.R.S. Employer Identification No.)

1220 Simon Circle

Anaheim, California 92806

(714) 688-7200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of

the Registrant’s Principal Executive Offices)

Timothy J. Donnelly, Esq.

Vice President, General Counsel and Secretary

DDi Corp.

1220 Simon Circle

Anaheim, CA 92806

(714) 688-7200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:

John F. Della Grotta, Esq.

Paul, Hastings, Janofsky & Walker LLP

695 Town Center Drive, 17th Floor

Costa Mesa, CA 92626

(714) 668-6200

Fax: (714) 979-1921

Approximate date of commencement of proposed sale to public:    As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐ __________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.     ☐ __________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.     ☐ __________

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, $.001 par value per share	1,000,000	$16.75	$16,750,000	$2,123

(1)	Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales prices of the registrant’s common stock on the OTC Bulletin Board on February 10, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted

SUBJECT TO COMPLETION DATED FEBRUARY     , 2004

PROSPECTUS

1,000,000 Shares

DDi Corp.

Common Stock

This prospectus relates to resales of shares of common stock previously issued by DDi Corp. to funds affiliated with Fidelity Investments in a private placement completed in January 2004.

We will not receive any proceeds from the sale of the shares.

The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may elect to not sell any or all of the shares offered by this prospectus.

Since December 13, 2003, the day after our emergence from chapter 11 proceedings, our common stock has traded on the OTC Bulletin Board under the symbol “DDIO.” On February 6, 2004, the last reported per share sale price of our common stock was $16.80.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved the shares of our common stock or determined if this prospectus is accurate or adequate. Anyone who tells you otherwise is committing a crime.

We urge you to carefully read the “ Risk Factors” section beginning on page 6 before you make any decision to invest in our common stock.

The date of this prospectus is February     , 2004

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

When used in this prospectus, the terms “DDi,” “DDi Corp.,” “we,” “our” and “us” refer to DDi Corp. and its consolidated subsidiaries, unless otherwise specified. As used in this Prospectus, “Dynamic Details” refers to Dynamic Details Incorporated, a California corporation and an indirect wholly-owned subsidiary of DDi Corp., “DDi Capital” refers to DDi Capital Corp., a California corporation and an indirect wholly-owned subsidiary of DDi Corp., and “DDi Europe” refers to DDi Europe Limited, a United Kingdom corporation and a direct, wholly-owned subsidiary of DDi Corp.

This prospectus contains our trademarks and trade names and those of other companies.

PROSPECTUS SUMMARY

The following summary contains basic information about this offering. It may not contain all the information that may be important to you. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page 6 of this Prospectus, before making an investment decision.

Our Company

We are a provider of time-critical, technologically advanced printed circuit board engineering and manufacturing services. We specialize in engineering and fabricating complex multi-layer printed circuit boards on a quick-turn basis—with lead times as short as 24 hours. We have approximately 1,500 customers in the communications and networking, high-end computing, medical, test and industrial instruments, military and aerospace equipment markets. Our experience in providing our customer base with an average of 70 new printed circuit board designs tooled per day has enabled us to accumulate significant process and engineering expertise. Our core strength is developing innovative, high-performance solutions during the engineering, test and launch phases of our customers’ new electronic product development. Our entire organization is focused on rapidly and reliably filling complex customer orders and building long-term customer relationships. Our global engineering capabilities and highly scalable manufacturing facilities in the United States, Canada and Europe enable us to respond to time-critical orders and technology challenges for our customers.

Our Customer Solution

Our customer solution combines reliable, time-critical service, industry-leading engineering expertise and advanced process and manufacturing technologies. We play an integral role in our customers’ product development and manufacturing strategies. We believe our core strengths in the engineering, test and launch phases of new electronic product development provide a competitive advantage in delivering our services to customers in industries characterized by rapid product introduction and strong growth. Our customers benefit from the following:

•	Time-Critical Service. We specialize in providing time-critical, or quick-turn, printed circuit board engineering and manufacturing services. Our engineering, fabrication, assembly, manufacturing, quotation and sales systems are designed to respond to customers’ needs with quick-turn services. Our personnel are trained and experienced in providing our services with speed and precision. For example, we are able to issue price quotes to our customers in hours, rather than days. Approximately 50% of our net printed circuit board sales in 2003 were generated from services delivered in 10 days or less, and we fill many of our customers’ orders in as little as 24 hours.

•	Customized Engineering Solutions. We are actively involved in the early stages of our customers’ product development cycles. This positions us at the leading edge of technology innovation in the engineering of complex printed circuit boards. Our engineering and sales teams collaborate to identify the specific needs of our customers and work with them to develop innovative, high performance solutions. This method of product development provides us with an in-depth understanding of our customers’ businesses and enables us to better anticipate and serve their needs.

•	Advanced Manufacturing Technology. We maintain a strong commitment to research and development and focus on enhancing existing capabilities as well as developing new technologies. We are consistently among the first to adopt advances in printed circuit board manufacturing technology. For example, we believe that we are the only company in North America that manufactures printed circuits boards utilizing stacked microvia, or SMV™, technology.

Our Services

Quick-turn Printed Circuit Board Engineering and Fabrication

•	Prototype Fabrication Services. We engineer and manufacture highly complex, technologically advanced multi-layer printed circuit board prototypes on a quick-turn basis. These prototypes are used in the design, testing and launch phases of new electronic products. Our advanced development and manufacturing technologies facilitate production with delivery times ranging from 24 hours to 10 days.

•	Pre-production Fabrication Services. We offer quick-turn pre-production fabrication services to our customers when they introduce products to the market and require larger quantities of printed circuit boards in a short period of time. Our pre-production services typically include manufacturing 500 to 5,000 printed circuit boards per order with delivery times ranging from two to 20 days.

Value-Added Services

•	Assembly Services. We complement our quick-turn printed circuit board fabrication business with time-critical printed circuit board assembly. We also build, configure and test electronic products and assemblies. These services provide significant value to our customers by accelerating their products’ time to market.

•	Transition Services. We provide our customers with seamless access to volume printed circuit board manufacturing capabilities located in Asia. Through a single purchase order, our customers can place prototype work with us and still benefit from volume production done by an Asia-based manufacturer.

Our Strategy

Our goal is to be the leading provider of time-critical, technologically advanced printed circuit board engineering and manufacturing services. To pursue this strategy, we intend to:

•	focus on time-critical services that command a premium, generate higher margins, target more stable market segments and are more resistant to pricing pressure and commoditization;

•	maintain leadership in manufacturing technologies to position ourselves as an industry innovator in providing time-critical, technologically-advanced services;

•	continue to serve a large, diverse customer base to reduce end-market and customer concentration risk; and

•	pursue new customers and further penetrate high-growth end-markets characterized by rapid product introduction cycles.

Our Reorganization

In August 2003, DDi Corp. and our subsidiary, DDi Capital, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. Our plan of reorganization was confirmed on December 2, 2003. The plan became effective and we emerged from bankruptcy on December 12, 2003. The plan provided for, among other things:

•	cancellation of our pre-petition equity, senior secured notes and senior discount notes;

•	issuance of 23,749,926 shares of our common stock and 1,000,000 shares of our Series A preferred stock;

•	issuance of warrants that,

—	as of February 6, 2004, were exercisable for 4,035,454 shares of our common stock,

—	are held in an escrow account until December 12, 2005 and are exercisable at an initial exercise price of $0.01 per share from December 13, 2005 through July 31, 2008, and

—	may be reduced by 50% if the credit facility is reduced by 50% or more as of December 12, 2005;

—	and may be terminated if 100% of our borrowings under the credit facility are paid by December 12, 2005.

•	adoption of new charter documents;

•	cancellation of all pre-petition stock-based award plans and adoption of the 2003 Management Incentive Plan and 2003 Directors Equity Incentive Plan;

•	issuance by DDi Capital of $17.7 million in new senior accreting notes that bear interest payable in cash at 14% per annum or payable by issuance of additional senior accreting notes at 16% per annum;

•	restructuring of Dynamic Details $65.9 million senior credit facility into a new Dynamic Details $72.9 million senior credit facility that

—	is guaranteed by DDi Corp.;

—	consists of a $15 million revolving and term loan facility and a $57.9 million term loan, each with an April 15, 2008 maturity date, and

—	has an aggregate of $67.9 million and $0.5 million of letters of credit obligations outstanding as of February 6, 2004; and

•	election of four new independent directors of our seven member board.

Our Address

We are a Delaware Corporation incorporated in 2000. Our predecessor corporation was organized in 1978. Our principal executive office is located at 1220 Simon Circle, Anaheim, California 92806 and our telephone number is (714) 688-7200. We maintain a website on the Internet at www.ddiglobal.com. Our website, and the information contained therein, is not a part of this Prospectus.

THE OFFERING

Common Stock offered by selling stockholders	1,000,000 shares.

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering.

Trading	Our common stock is traded on the OTC Bulletin Board under the symbol “DDIO.” In January 2004, we filed an application for the listing of our common stock on the Nasdaq National Market under the symbol “DDIC.”

SUMMARY CONSOLIDATED FINANCIAL DATA

(in millions, except share and per-share data)

The following summary consolidated financial data as of and for the dates and periods indicated have been derived from our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 and for the nine months ended September 30, 2003. You should read the data set forth below in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, all included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended Sept. 30, 2003
	2000	2001	2002
Consolidated Statement of Operations Data:
Net sales	$ 497.7	$ 361.6	$ 248.8	$177.3
Cost of goods sold	306.2	263.6	229.6	162.6
Restructuring-related inventory impairment	—	3.7	3.5	1.7

Gross profit	191.5	94.3	15.7	13.0
Operating expenses:
Sales and marketing	39.7	27.6	23.0	13.6
General and administration	36.2	21.0	16.5	12.5
Amortization of intangibles	22.8	22.6	—	—
Goodwill Impairment	—	—	199.0	2.4
Restructuring and related charges	—	76.1	26.6	3.0
Reorganization expenses	—	—	2.3	8.3

Operating income (loss)	92.8	(53.0)	(251.7)	(26.8)
Interest rate swap valuation	—	10.0	—	—
Loss on interest rate swap termination	—	—	—	5.6
Interest expense and other expense, net	51.8	41.7	22.1	16.7

Income (loss) before reorganization proceeding expenses and income taxes	41.0	(104.7)	(273.8)	(49.1)
Reorganization proceeding expenses	—	—	—	4.3

Income (loss) before income taxes	41.0	(104.7)	(273.8)	(53.4)
Income tax benefit (expense)	(20.8)	19.6	(14.3)	1.3

Net income (loss)	20.2	(85.1)	(288.1)	(52.1)
Priority distribution due shares of Class L common stock	(4.4)	—	—	—

Net income (loss) allocable to common stock	$ 15.8	$ (85.1)	$(288.1)	$ (52.1)

Income (loss) per share of common stock (basic)	$ 0.50	$ (1.79)	$ (5.98)	$ (1.06)
Income (loss) per share of common stock (diluted)	$ 0.47	$ (1.79)	$ (5.98)	$ (1.06)
Weighted average shares outstanding (basic)	31,781,536	47,381,516	48,175,353	49,319,330
Weighted average shares outstanding (diluted)	33,520,447	47,381,516	48,175,353	49,319,330

Other Financial Data:
Depreciation	$18.7	$21.2	$21.3	$14.1
Capital expenditures	27.2	35.2	10.7	4.3
Net cash from (used in) operating activities	64.8	55.8	(10.9)	(17.2)
Net cash used in investing activities	(62.0)	(102.8)	(5.2)	(3.0)
Net cash from (used in) financing activities	61.2	3.7	21.4	(1.8)

	December 31,			Sept. 30, 2003
Consolidated Balance Sheet Data:	2000	2001	2002
Cash, cash equivalents and marketable securities (including restricted)	$66.9	$45.5	$38.4	$14.3
Working capital (deficit)	108.0	58.4	(225.5)	(78.9)
Total assets	581.4	474.5	221.2	181.4
Total debt, including current maturities (a)	334.7	282.3	317.9	102.4
Stockholders’ equity (deficit)	136.4	122.5	(163.9)	(210.0)
Liabilities Subject to compromise (a)	—	—	—	228.6

(a)	On August 20, 2003, DDi Corp. and its subsidiary, DDi Capital, filed petitions for relief under Chapter 11 of the United States Bankruptcy Code. In accordance with AICPA Statement of Position 90-7 “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” at September 30, 2003, DDi Corp. and DDi Capital classified substantially all of their pre-petition liabilities as “Liabilities Subject to Compromise” on their consolidated balance sheet. See Note 8 to the Consolidated Financial Statements.

RISK FACTORS

Investing in our common stock involves substantial risks. You should carefully consider the risks and uncertainties described below before purchasing our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not known to us on the date of this prospectus or that we currently consider immaterial may also impair our business operations. If any of the following risk events identified below actually occur, our business, financial condition or results of operation would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to our Company

We recently emerged from a Chapter 11 Bankruptcy Reorganization and have a history of losses.

We sought protection under Chapter 11 of the Bankruptcy Code in August 2003. We incurred net losses of approximately $288.1 million and $85.1 million during the fiscal years ended December 31, 2002 and December 31, 2001, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” On December 12, 2003, we emerged from Chapter 11 protection pursuant to our plan of reorganization, under which our equity ownership and capital structure was significantly altered and four new independent directors were elected to our seven member board. Our return to profitability is not assured and we cannot assure you that we will grow or achieve profitability in the near future, or at all.

Our Chapter 11 reorganization and uncertainty over our financial condition may harm our businesses and our customer relationships.

Any adverse publicity or news coverage regarding our recent Chapter 11 reorganization and financial condition could have an adverse effect on parts of our business. Due to the potential effect of that publicity, we may find it difficult to maintain relationships with existing customers or obtain new customers. Although we have successfully consummated our plan of reorganization, there is no assurance that any such negative publicity will not adversely impact our results of operations or have a long-term negative effect on our businesses or customer relationships in the future.

If the demand for our customers’ products decline further or do not recover as quickly as we expect, demand for our products will be similarly affected and our revenues, gross margins and operating performance will be adversely affected.

Our customers that purchase printed circuit board engineering and manufacturing services from us are subject to their own business cycles. Some of these cycles show predictability from year to year. However, other cycles, are unpredictable in commencement, depth and duration. The electronics industry in general, and the communications industry in particular, entered into a significant downturn in early 2001. This has had a negative impact on our revenues and operating performance for the years ended December 31, 2001 through December 31, 2003. The failure of such industries to recover, a worsening of the downturn, or any other event leading to additional excess capacity will negatively impact our revenues, gross margins and operating performance

We cannot accurately predict when or if demand for our customers’ products, and the demands of our customers for our products and services, will improve. As a result of this uncertainty, our past operating results, earnings and cash flows may not be indicative of our future operating results, earnings and cash flows.

Unless we are able to respond to technological change at least as quickly as our competitors, our services could be rendered obsolete, which would reduce our revenue and operating margins.

The market for our services is characterized by rapidly changing technology and continuing process development. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, to develop and market services that meet evolving customer needs, and to successfully anticipate or respond to technological changes on a cost-effective and timely basis. We are more leveraged than some of our principal competitors, and therefore may not have the financial flexibility to respond to technological changes as quickly as these competitors.

In addition, the printed circuit board engineering and manufacturing services industry could in the future encounter competition from new or revised technologies that render existing technology less competitive or obsolete or that reduce the demand for our services. We cannot assure you that we will effectively respond to the technological requirements of the changing market. To the extent we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of such technologies and equipment may require us to make significant capital investments. We cannot assure you that we will be able to obtain capital for these purposes in the future or that any investments in new technologies will result in commercially viable technological processes.

We may experience significant fluctuation in our revenue because we sell primarily on a purchase order basis, rather than pursuant to long-term contracts.

Our operating results fluctuate because we sell on a purchase-order basis rather than pursuant to long-term contracts and we expect these fluctuations to continue in the future. We are therefore sensitive to variability in demand by our customers. Because we time our expenditures in anticipation of future sales, our operating results may be less than we estimate if the timing and volume of customer orders do not match our expectations. Furthermore, we may not be able to capture all potential revenue in a given period if our customers’ demand for quick-turnaround services exceeds our capacity during that period. Because of these factors, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. Because a significant portion of our operating expenses are fixed, even a small revenue shortfall can have a disproportionate effect on our operating results. It is possible that, in future periods, our results may be below the expectations of public market analysts and investors. This could cause the market price of our common stock to decline.

We rely on a core group of significant customers for a substantial portion of our net sales, and a reduction in demand, or an inability to pay, from this core group could adversely affect our total revenue.

Although we have a large number of customers, net sales to our largest customer accounted for approximately 5% of our net sales in 2003. Net sales to our ten largest customers accounted for approximately 24% of our net sales during the same period. We may depend upon a core group of customers for a material percentage of our net sales in the future. Substantially all of our sales are made on the basis of purchase orders rather than long-term agreements. We cannot assure you that significant customers will order services from us in the future or that they will not reduce or delay the amount of services ordered. Any reduction or delay in orders could negatively impact our revenues. In addition, we generate significant accounts receivable in connection with providing services to our customers. If one or more of our significant customers were to become insolvent or otherwise were unable to pay us for the services provided, our results of operations would be adversely affected.

If we experience excess capacity due to variability in customer demand, our gross margins may decline.

We maintain our production facilities at less than full capacity to retain our ability to respond to additional quick turnaround orders. However, if these orders are not received, we could experience losses due to excess capacity. Whenever we experience excess capacity, our sales revenue may be insufficient to fully cover our fixed overhead expenses and our gross margins will decline. Conversely, we may not be able to capture all potential revenue in a given period if our customers’ demands for quick turnaround services exceed our capacity during that period.

We are subject to intense competition and our business may be adversely affected by these competitive pressures.

The printed circuit board industry is highly fragmented and characterized by intense competition. We principally compete with independent and captive manufacturers of complex quick-turn and longer-lead printed circuit boards. Our principal competitors include other established public companies, smaller private companies and integrated subsidiaries of more broadly based volume producers that also manufacture multi-layer printed circuit boards and other electronic assemblies. Some of our principal competitors are less highly-leveraged than us and may have greater financial and operating flexibility.

For us to be competitive in the quick-turn sector, we must maintain a large customer base, a large staff of sales and marketing personnel, considerable engineering resources, and proper tooling and equipment to permit fast turnaround of small lots on a daily basis.

If Asian based production capabilities increase in sophistication, we may lose market share and our gross margins may be adversely affected by increased pricing pressure.

Price competition from printed circuit board manufacturers based in Asia and other locations with lower production costs may play an increasing role in the printed circuit board markets in which we compete. While printed circuit board manufacturers in these locations have historically competed primarily in markets for less technologically advanced products, they are expanding their manufacturing capabilities to produce higher layer count, higher technology printed circuit boards. In the future, competitors in Asia may be able to effectively compete in our higher technology markets, which may force us to lower our prices, reducing our gross margins or decreasing our net sales.

We rely on suppliers for the timely delivery of raw materials used in manufacturing our printed circuit boards, and an increase in industry demand or the presence of a shortage for these raw materials may increase the price of these raw materials and reduce our gross margins.

To manufacture our printed circuit boards, we use raw materials such as laminated layers of fiberglass, copper foil and chemical solutions, which we generally order from our suppliers on a purchase order basis. We use just-in-time procurement practices to maintain raw materials inventory at low levels and do not have guaranteed supply contracts with our suppliers. Although we have preferred suppliers for most of our raw materials, the materials we use are generally readily available in the open market, and numerous other potential suppliers exist. However, from time to time manufacturers of products that also use these raw materials increase their demand for these materials and, as a result, the prices of these materials increase. During these periods of increased demand, our gross margins may decrease as we have to pay more for our raw materials. If a raw material supplier fails to satisfy our product quality standards, it could harm our customer relationships. Suppliers may from time to time extend lead times, limit supplies or increase prices due to capacity constraints or other factors, which could harm our ability to deliver our products on a timely basis.

In addition, uncertainty during our recapitalization process and losses experienced by certain of our unsecured creditors may have adversely affected our relationships with our suppliers. If suppliers become increasingly concerned about our financial condition, they may demand faster payments or refuse to extend normal trade credit, both of which could further adversely affect our cash flow and our results of operations. We may not be successful in obtaining alternative suppliers if the need arises and this would adversely affect our results of operations.

Defects in our products could result in financial or other damages to our customers, which could result in reduced demand for our services and liability claims against us.

Defects in the products we manufacture, whether caused by a design, manufacturing or materials failure or error, may result in delayed shipments, customer dissatisfaction, or a reduction in or cancellation of purchase orders. If these defects occur either in large quantities or too frequently, our business reputation may be impaired. Defects in our products could result in financial or other damages to our customers. Our sales arrangements generally contain provisions designed to limit our exposure to product liability and related claims, but existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. Product liability claims made against us, even if unsuccessful, would be time consuming and costly to defend. Although we maintain a warranty reserve, this reserve may not be sufficient to cover our warranty or other expenses that could arise as a result of defects in our products.

If we are unable to protect our intellectual property or infringe or are alleged to infringe other’s intellectual property, our operating results may be adversely affected.

We primarily rely on trade secret laws and restrictions on disclosure to protect our intellectual property rights. We cannot be certain that the steps we have taken to protect our intellectual property rights will prevent unauthorized use of our technology. Our inability to protect our intellectual property rights could diminish or eliminate the competitive advantages that we derive from our proprietary technology.

We may become involved in litigation in the future to protect our intellectual property or because others may allege that we infringe on their intellectual property. These claims and any resulting litigation could subject us to significant liability for damages and invalidate our proprietary rights. In addition, these lawsuits, regardless of their merits, would likely be time consuming and expensive to resolve and would divert management’s time and attention. Any potential intellectual property litigation alleging our infringement of a third-party’s intellectual property also could force us or our customers to:

•	stop producing products that use the intellectual property in question;

•	obtain an intellectual property license to sell the relevant technology at an additional cost, which license may not be available on reasonable terms, or at all; and

•	redesign those products or services that use the technology in question.

The costs to us resulting from having to take any of these actions could be substantial and our operating results could be adversely affected.

Complying with applicable environmental laws requires significant resources and if we fail to comply, we could be subject to substantial liability.

Our operations are regulated under a number of federal, state, local and foreign environmental and safety laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water, as well as the handling, storage and disposal of such materials. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation and Liability Act, as well as analogous state and foreign laws. Compliance with these environmental laws is a major consideration for us because we use in our manufacturing process materials classified as hazardous such as ammoniacal etching solutions, copper and nickel. Our efforts to comply with applicable environmental laws require an ongoing and significant commitment of our resources. Over the years, environmental laws have become, and may in the future become, more stringent, imposing greater compliance costs on us. In addition, because we are a generator of hazardous wastes and our sites may become contaminated, we may be subject to potential financial liability for costs associated with an investigation and any remediation of such sites. Even if we fully comply with applicable environmental laws and are not directly at fault for the contamination, we may still be liable. The wastes we generate include spent ammoniacal etching solutions, solder stripping solutions and hydrochloric acid solution containing palladium, waste water which contains heavy metals, acids, cleaners and conditioners; and filter cake from equipment used for on-site waste treatment.

Violations of environmental laws could subject us to revocation of the environmental permits we require to operate our business. Any such revocations could require us to cease or limit production at one or more of our facilities, thereby negatively impacting revenues and potentially causing the market price of our common stock to decline. Additionally, if we are liable for any violation of environmental laws, we could be required to undertake expensive remedial actions and be subject to additional penalties.

Several of our officers and directors are named defendants in several securities class action complaints and other litigation, which could divert management attention and result in substantial indemnification costs.

Certain of our current and former officers and directors have been named as defendants in a number of class action and related lawsuits. See “Business—Legal Proceedings.” Under Delaware law, our charter documents, and certain indemnification agreements we entered into with our executive officers and directors, we must indemnify our current and former officers and directors to the fullest extent permitted by law. The indemnification covers any expenses and/or liabilities reasonably incurred in connection with the investigation, defense, settlement or appeal of legal proceedings. The obligation to provide indemnification does not apply if the officer or director is found to be liable for fraudulent or criminal conduct. For the period in which the claims were asserted, we had in place director’s and officer’s liability insurance policies. We are unable to estimate what our indemnification liability in these matters may be. If our director’s and officer’s liability insurance policies do not adequately cover our expenses related to those class action lawsuits, we may be required to pay judgments or settlements and incur expenses in aggregate amounts that could have a material adverse effect on our financial condition or results of operations. In addition, these lawsuits could divert management attention from our day to day operations, which could have a material adverse effect on our business.

We are subject to risks arising from our international sales and supply chain which could adversely affect our revenue and operating results.

We generate a significant portion of our revenue from non-U.S. sales, and a significant portion of the raw materials and components we use to produce our products are provided by international suppliers. As a result of our international operations and supply chain, we are affected by economic and political conditions in foreign countries, including:

•	the imposition of government controls;

•	export license requirements;

•	political and economic instability;

•	trade restrictions;

•	changes in tariffs and duties;

•	labor unrest and difficulties in staffing;

•	coordinating communications among and managing international operations;

•	fluctuations in currency exchange rates;

•	earnings expatriation restrictions;

•	misappropriation of intellectual property; and

•	constraints on our ability to maintain or increase prices.

Any of these factors could adversely impact our ability to secure our raw materials or our ability to sell our products internationally. This could reduce our revenue and adversely impact our operating results.

We depend on our key personnel and may have difficulty attracting and retaining skilled employees.

Our future success will depend to a significant degree upon the continued contributions of our key management, marketing, technical, financial, accounting and operational personnel, including Bruce D. McMaster, our President and Chief Executive Officer. None of our key employees has entered into an employment agreement or other similar arrangement, with the exception of a non-solicitation agreement between Bruce D. McMaster and us. The loss of the services of one or more key employees could have a material adverse effect on our results of operations. We also believe that our future success will depend in large part upon our ability to attract and retain additional highly skilled managerial and technical resources. Competition for such personnel is intense. There can be no assurance that we will be successful in attracting and retaining such personnel. In addition, recent and potential future facility shutdowns and workforce reductions may have a negative impact on employee recruiting and retention.

Our manufacturing processes depend on the collective industry experience of our employees. If these employees were to leave and take this knowledge with them, our manufacturing processes may suffer and we may not be able to compete effectively.

Other than our trade secret protection and limited patent protection for our manufacturing processes, we rely on the collective experience of our employees to ensure that we continuously evaluate and adopt new technologies in our industry. If a significant number of employees involved in our manufacturing processes were to leave our employment and we are not able to replace these people with new employees with comparable experience, our manufacturing processes may suffer as we may be unable to keep up with innovations in the industry. As a result, we may not be able to continue to compete effectively.

The terms of our lending arrangements may restrict our financial and operational flexibility.

The terms of our indebtedness under our senior credit facility restrict, among other things, our ability to incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. DDi Europe, DDi Capital and Dynamic Details are also required to maintain specified financial ratios and satisfy certain financial condition tests. Our subsidiaries’ ability to meet those financial ratios and tests can be affected by events beyond our subsidiaries’ control, and there can be no assurance that they will meet those tests. Substantially all our assets and our subsidiaries’ assets are pledged as security under our senior credit facility. Substantially all the assets of DDi Europe are pledged as security under the DDi Europe facilities agreement.

We exceeded the £7.0 million (approximately $11.7 million) overdraft limit on our working capital facility in the fourth quarter of 2003. In anticipation of this occurrence, we and our European lender commenced negotiations for a bridge loan that would increase the total available borrowing limit by £750,000. In January 2004, we raised private equity capital, of which $4.0 million (approximately £2.4 million) was used to reduce the drawn balance of the working capital facility. In light of the reduction in borrowings and our business plans for 2004, we and our European lender have reached an agreement in principle to modify the DDi Europe credit facility agreement. The modifications include, among other things, a deferment of the scheduled term loan principal repayments, including a deferral of amounts that would otherwise have been due in 2004.

We may need additional capital in the future and it may not be available on acceptable terms, or at all.

We may need to raise additional funds for the following purposes:

•	to fund our operations;

•	to fund working capital requirements for future growth that we may experience;

•	to enhance or expand the range of services we offer;

•	to increase our sales and marketing activities; or

•	to respond to competitive pressures or perceived opportunities, such as investment, acquisition, and international expansion activities.

If such funds are not available when required or on acceptable terms, our business and financial results could suffer.

If we make unprofitable acquisitions or are unable to successfully integrate future acquisitions, our business could suffer.

We have in the past and from time to time in the future may acquire businesses, products or technologies that we believe complement or expand our existing business. Acquisitions involve numerous risks, including the following:

•	difficulties in integrating the operations, technologies, products and personnel of the acquired companies, especially given the specialized nature of our business;

•	diversion of management’s attention from normal daily operations of the business;

•	potential difficulties in completing projects associated with in-process research and development;

•	initial dependence on unfamiliar supply chains or relatively small supply partners; and

•	the potential loss of key employees of the acquired companies.

Acquisitions may also cause us to:

•	issue stock that would dilute our current stockholders’ percentage ownership;

•	assume liabilities;

•	record goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential periodic impairment charges;

•	incur amortization expenses related to certain intangible assets;

•	incur large and immediate write-offs; or

•	become subject to litigation.

Mergers and acquisitions of high-technology companies are inherently risky, and no assurance can be given that any future acquisitions by us will be successful and will not materially adversely affect our business, operating results or financial condition. The failure to manage and successfully integrate acquisitions we make could materially harm our business and operating results.

Risks Relating to our Stock and this Offering

Sales of large amounts of our common stock or the perception that sales could occur may depress our stock price.

We issued an aggregate of 23,749,926 shares of our common stock upon our emergence from bankruptcy to former holders of our debt and equity securities and other claimants. These shares may be sold at any time, subject to compliance with applicable law, including the Securities Act, and certain provisions of our certificate of incorporation, bylaws and registration rights agreements with the holders of such shares.

Sales in the public market of large blocks of shares of our common stock acquired pursuant to our plan of reorganization, or the perception that those sales could occur, could lower our stock price and impair our ability to raise funds in future stock offerings. Such sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

The trading price of our old common stock may not have any correlation to the trading prices of the common stock issued in connection with our recent bankruptcy and the trading price may continue to be volatile.

We recently emerged from Chapter 11 and the current market price of our common stock may not be indicative of prices that will prevail in the trading markets in the future. We canceled all of our outstanding common stock in our recently completed bankruptcy proceeding. The market price of our old common stock fluctuated substantially, even before our bankruptcy proceedings commenced. Shares of our old common stock traded between a high of $33.63 and a low of $5.71 in fiscal year 2001, between a high of $13.06 and a low of $0.12 in fiscal year 2002 and between a high of $0.26 and a low of $0.01in fiscal year 2003 through December 12, 2003.

The trading prices of our old common stock may not have any correlation to the trading price of our new common stock. Between December 12, 2003 and February 6, 2004, the price of our Common Stock on the OTC Bulletin Board has ranged from a high of $19.50 to a low of $11.50 per share. See “Market Price Information and Dividend Policy.”

The market price of our common stock could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include, among other things, actual or anticipated variations in our operating results and cash flow, the nature and content of our earnings releases and our competitors’ earnings releases, announcements of technological innovations that impact our services, customers, competitors or markets, changes in financial estimates by securities analysts, business conditions in our markets and the general state of the securities markets and the market for similar stocks, changes in capital markets that affect the perceived availability of capital to companies in our industries, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as recessions.

The trading price of our common stock may be affected by the future trading volume.

Our common stock is listed on the OTC Bulletin Board and we have also filed an application for the listing of our common stock on the Nasdaq National Market. See “Market Price Information and Dividend Policy.” Our old common stock, which was cancelled in connection with the bankruptcy proceedings, had traded on the OTC Bulletin Board after being delisted from the Nasdaq SmallCap Market effective April 15, 2003. Limited trading volume of our common stock could affect the trading price by magnifying the effect of larger purchase or sale orders, and could increase the trading price volatility in general. No prediction can be made as to future trading volumes of our common stock on the OTC Bulletin Board or, if listed, the Nasdaq National Market.

We may in the future seek to raise funds through equity offerings, or there may be other events which could have a dilutive effect on our common stock.

In the future we may determine to raise capital through offerings of our common stock, securities convertible into our common stock, or rights to acquire such securities or our common stock. In any such case, the result could ultimately be dilutive to our common stock by increasing the number of shares outstanding.

In connection with our plan of reorganization, we issued warrants that were exercisable for 4,035,454 shares of our common stock as of February 6, 2004. The shares issuable upon exercise of the warrants may increase subject to anti-dilutive rights which we granted to the warrant holders. The warrants are held in an escrow account until December 12, 2005 and are subject to reduction or termination. We also granted options to purchase an aggregate of 2,622,434 shares of our common stock under our 2003 Management Equity Incentive Plan and an additional 4,737,974 shares of our common stock may be issued to members of management under our 2003 Management Incentive Plan and 2003 Directors Equity Incentive Plan upon the exercise of options not yet granted under the plans or pursuant to restricted stock grants. See “Capitalization” and “Description of Capital Stock.” If these options or warrants to purchase our common stock are exercised or other equity interests are granted under our 2003 Management Incentive Plan and 2003 Directors Equity Incentive Plan or under other plans adopted in the future, such equity interests will have a dilutive effect on our common stock.

Anti-takeover provisions in our charter documents and under Delaware law may make an acquisition of us more difficult even though it may be beneficial to our stockholders.

We are incorporated in Delaware. Certain anti-takeover provisions of Delaware law and our charter documents may make a change in control of our company more difficult, even if a change in control would be beneficial to the stockholders. Our anti-takeover provisions include provisions in the certificate of incorporation providing that stockholders’ meetings may only be called by the board of directors and a provision in the bylaws providing that the stockholders may not take action by written consent. Additionally, our board of directors has the authority to issue an additional 4,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by the stockholders. The rights of holders of our common stock are subject to the rights of the holders of any preferred stock that may be issued. The issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock. Delaware law also prohibits corporations from engaging in a business combination with any holders of 15% or more of their capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our board of directors may use these provisions to prevent changes in the management and control of our company. Also, under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD LOOKING INFORMATION

A number of the matters and subject areas discussed in this prospectus are forward-looking in nature. All statements other than statements of historical facts included in this prospectus relating to expectation of future financial performance, continued growth, changes in economic conditions or capital markets and changes in customer usage patterns and preferences, are forward-looking statements.

Words or phrases such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “targets,” “will likely result,” “will continue,” “may,” “could” or similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed. We caution that while we make such statements in good faith and we believe such statements are based on reasonable assumptions, including without limitation, management’s examination of historical operating trends, data contained in records and other data available from third parties, we cannot assure you that our projections will be achieved.

In addition to other factors and matters discussed elsewhere in this prospectus, some important factors that could cause our actual results or outcomes to differ materially from those discussed in forward-looking statements include:

•	changes in general economic conditions in the markets in which we may compete and fluctuations in demand in the electronics industry;

•	success of our restructuring efforts;

•	ability to sustain historical margins;

•	increased competition;

•	increased costs;

•	loss or retirement of key members of management;

•	increases in our cost of borrowings or unavailability of additional debt or equity capital on terms considered reasonable by management;

•	adverse state, federal or foreign legislation or regulation or adverse determinations by regulators; and

•	inability to consummate acquisitions on attractive terms.

We have attempted to identify, in context, certain of the factors that we currently believe may cause actual future experience and results to differ from our current expectations regarding the relevant matter or subject area. In addition to the items specifically discussed above, our business and results of operations are subject to the rules and uncertainties described under the heading “Risk Factors” contained herein. The operations and results of our business also may be subject to the effect of other risks and uncertainties. Such risks and uncertainties include, but are not limited to, items described from time to time in our reports filed with the SEC. Before you invest in our securities, you should be aware that the occurrence of the events described under the heading “Risk Factors” and elsewhere in this prospectus could have an adverse effect on our business, results of operations and financial position.

You should read this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. The cautionary statements made in this prospectus apply to all forward-looking statements wherever they appear in this prospectus. In addition, these forward-looking statements reflect our current expectations, and we do not undertake to update or revise these forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied in this prospectus or other statements made by us will not be realized.

Market data and forecasts used in this prospectus, including, for example, estimates of the size and growth rates of the printed circuit board market, have been obtained from independent industry sources, and we have not verified the data.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares offered pursuant to this prospectus.

We will pay all expenses incurred by the selling stockholders in disposing of the shares, including the fees and expenses of counsel or other advisors to the selling stockholders, but not including underwriting discounts, concessions, commissions or fees of the selling stockholders. We will bear also all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDERS

The following table sets forth, to our knowledge, certain information about the selling stockholders as of February 6, 2004.

We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering.

However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

Name of Selling Stockholder(1)	Shares of Common Stock Beneficially Owned Prior to This Offering		Number of Shares of Common Stock Being Offered	Shares of Common Stock to be Beneficially Owned After This Offering
	Number	Percentage		Number	Percentage
Fidelity Advisor Series I: Fidelity Advisor Leveraged Company Stock Fund	109,300	*	70,000	39,300	*
Fidelity Securities Fund: Fidelity Leveraged Company Stock Fund	1,485,900	6.0%	930,000	555,900	2.3%

(1)	The term “selling stockholders” includes donees, pledges, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer.
*	Less than 1%.

None of the selling stockholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years.

DILUTION

This offering is for sales of stock by our existing stockholders on a continuous or delayed basis in the future. Sales of common stock by stockholders will not result in any substantial change to the net tangible book value per share before or after the distribution of shares by the selling stockholders. There will be no change in net tangible book value per share attributable to cash payments made by purchasers of the shares being offered. Prospective investors should be aware, however, that the price of our shares of common stock may not bear any rational relationship to net tangible book value per share.

MARKET PRICE INFORMATION AND DIVIDEND POLICY

Our common stock formerly traded on the Nasdaq National Market until December 11, 2002, then traded on the Nasdaq SmallCap Market until April 15, 2003 and then traded on the OTC Bulletin Board until December 12, 2003 under the symbol “DDIC.” When we emerged from our Chapter 11 proceedings on December 12, 2003, all of our formerly outstanding common stock was cancelled in accordance with our plan of reorganization and our former common stockholders received, in the aggregate, 1% of the shares of our common stock issued under the plan of reorganization. The shares of our common stock that were issued under our plan of reorganization now trade on the OTC Bulletin Board under the symbol “DDIO.” In January 2004, we filed an application for the listing of our common stock on the Nasdaq National Market under the symbol “DDIC.”

Because the value of one share of our post-bankruptcy common stock bears no relation to the value of one share of our old common stock, the trading prices of our post-bankruptcy common stock are set forth separately from the trading prices of our old common stock. The information regarding the old common stock illustrates trends in our market capitalization in prior periods but otherwise is not directly relevant to our current capitalization.

The following table sets forth the high and low sales prices per share of our common stock for the quarterly periods indicated, which correspond to our quarterly fiscal periods for financial reporting purposes. Prices for our old common stock are prices on the Nasdaq National Market through December 11, 2002 on the Nasdaq Small Cap Market through April 15, 2003 and sales prices on the OTC Bulletin Board through December 12, 2003. Prices for our common stock are prices on the OTC Bulletin Board. The sales prices on the OTC Bulletin Board reflect inter-dealer prices, without mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Common Stock		Old Common Stock
	High	Low	High	Low
Fiscal Year Ended December 31, 2002:
First Quarter	—	—	$13.06	$8.12
Second Quarter	—	—	$8.82	$0.55
Third Quarter	—	—	$0.92	$0.14
Fourth Quarter	—	—	$0.49	$0.12
Fiscal Year Ended December 31, 2003:
First Quarter	—	—	$0.26	$0.08
Second Quarter	—	—	$0.13	$0.06
Third Quarter	—	—	$0.06	$0.01
Fourth Quarter (through December 12, 2003)	—	—	$0.20	$0.03
Fourth Quarter (from December 12, 2003)	$14.88	$11.70	—	—
Fiscal Year Ending December 31, 2004:
First Quarter (through February 6, 2004)	$19.50	$14.75	—	—

The number of common stockholders of record as of February 6, 2004 was 54.

Dividend Policy

We have not declared or paid any cash dividends on our common stock since January 1996. We anticipate that substantially all of our earnings in the foreseeable future will be used to finance our business and repay our debt. We have no current intention to pay cash dividends, and we do not expect to pay dividends while our current debt instruments are outstanding. Our future dividend policy will depend on our earnings, capital requirements and financial condition, as well as requirements of our financing agreements and other factors that our board of directors considers relevant.

Our existing debt instruments restrict our ability to pay dividends and restrict our subsidiaries’ ability to pay dividends to us. Dynamic Details’ ability to pay dividends is limited under its senior credit facility. DDi Capital’s ability to pay dividends is limited under an indenture dated December 12, 2003 among DDi Capital and Wilmington Trust Co. as trustee. See “Description of Indebtedness” within Management’s Discussion and Analysis of Financial Condition and Results of Operations.

CAPITALIZATION

The following table shows our cash, cash equivalents and marketable securities and capitalization as of September 30, 2003 and does not reflect changes effected by our plan of reorganization in our Chapter 11 case. You should read this table together with our consolidated financial statements and related notes included in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of September 30, 2003
(unaudited)
(In Thousands)
Cash, cash equivalents and marketable securities — unrestricted	$6,773

Cash, cash equivalents and marketable securities — restricted	$7,500

Current maturities of long-term debt and capital lease obligations	90,985
Long term debt and capital lease obligations, net of current	1,608
Liabilities subject to compromise	228,557

Total long term debt, capital leases and liabilities subject to compromise	321,150

Stockholders’ equity (deficit)	(210,021)

Total capitalization	$111,129

SELECTED CONSOLIDATED FINANCIAL DATA

(in millions, except share and per-share data)

The following selected consolidated financial data as of and for the dates and periods indicated have been derived from our consolidated financial statements for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and for the nine months ended September 30, 2003. You should read the data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto set forth below.

	Years Ended December 31,					Nine Months Ended Sept. 30, 2003
	1998	1999	2000	2001	2002
Consolidated Statement of Operations Data:
Net sales	$174.9	$292.5	$497.7	$361.6	$248.8	$177.3
Cost of goods sold	119.6	202.4	306.2	263.6	229.6	162.6
Restructuring-related inventory impairment (a)	—	1.9	—	3.7	3.5	1.7

Gross profit	55.3	88.2	191.5	94.3	15.7	13.0
Operating expenses:
Sales and marketing	12.8	23.6	39.7	27.6	23.0	13.6
General and administration	8.4	15.3	36.2	21.0	16.5	12.5
Amortization of intangibles	10.9	22.3	22.8	22.6	—	—
Goodwill Impairment	—	—	—	—	199.0	2.4
Restructuring and related charges (a)	—	5.1	—	76.1	26.6	3.0
Reorganization expenses (b)	—	—	—	—	2.3	8.3
Write-off of acquired in-process research and development (c)	39.0	—	—	—	—	—

Operating income (loss)	(15.8)	21.9	92.8	(53.0)	(251.7)	(26.8)
Interest rate swap valuation	—	—	—	10.0	—	—
Loss on interest rate swap termination	—	—	—	—	—	5.6
Interest expense and other expense, net	41.3	46.7	51.8	41.7	22.1	16.7

Income (loss) before reorganization proceeding expenses and income taxes	(57.1)	(24.8)	41.0	(104.7)	(273.8)	(49.1)
Reorganization proceeding expenses (d)	—	—	—	—	—	4.3

Income (loss) before income taxes	(57.1)	(24.8)	41.0	(104.7)	(273.8)	(53.4)
Income tax benefit (expense)	(5.0)	(7.4)	(20.8)	19.6	(14.3)	1.3

Net income (loss)	(52.1)	(17.4)	20.2	(85.1)	(288.1)	(52.1)
Priority distribution due shares of Class L common stock	(6.3)	(14.1)	(4.4)	—	—	—

Net income (loss) allocable to common stock	$(58.4)	$(31.5)	$15.8	$(85.1)	$(288.1)	$(52.1)

Income (loss) per share of common stock (basic)	$(7.68)	$(3.21)	$0.50	$(1.79)	$(5.98)	$(1.06)
Income (loss) per share of common stock (diluted)	$(7.68)	$(3.21)	$0.47	$(1.79)	$(5.98)	$(1.06)
Weighted average shares outstanding (basic)	7,607,024	9,831,042	31,781,536	47,381,516	48,175,353	49,319,330
Weighted average shares outstanding (diluted)	7,607,024	9,831,042	33,520,447	47,381,516	48,175,353	49,319,330

Other Financial Data:
Depreciation	$9.2	$14.4	$18.7	$21.2	$21.3	$14.1
Capital expenditures	18.0	18.2	27.2	35.2	10.7	4.3
Net cash from (used in) operating activities	16.7	24.8	64.8	55.8	(10.9)	(17.2)
Net cash used in investing activities	(194.8)	(18.6)	(62.0)	(102.8)	(5.2)	(3.0)
Net cash from (used in) financing activities	174.9	(7.7)	61.2	3.7	21.4	(1.8)

	December 31,					Sept. 30, 2003
Consolidated Balance Sheet Data:	1998	1999	2000	2001	2002
Cash, cash equivalents and marketable securities (including restricted)	$2.1	$0.6	$66.9	$45.5	$38.4	$14.3
Working capital (deficit)	15.3	19.1	108.0	58.4	(225.5)	(78.9)
Total assets	365.0	354.3	581.4	474.5	221.2	181.4
Total debt, including current maturities (e)	473.4	480.7	334.7	282.3	317.9	102.4
Stockholders’ equity (deficit)	(169.8)	(187.1)	136.4	122.5	(163.9)	(210.0)
Liabilities Subject to compromise (e)	—	—	—	—	—	228.6

(a)	The 1999 restructuring and related charges represent the charge recorded in December 1999 in connection with the consolidation of our Colorado operations into our Texas facility and the closure of our Colorado Facility. The charge consists of $1.9 million related to the impairment of inventory, $2.6 million for severance and other exit costs and $2.5 million related to the impairment of net property, plant and equipment. The 2001 restructuring and related charges represent the charge recorded in the fourth quarter of 2001 in connection with the approved plan to downsize and consolidate facilities and to effect changes in senior management. The charge consists of $3.7 million related to the impairment of inventory, $9.2 million for severance and other exit costs, $15.5 million related to the impairment of net property, plant and equipment and $51.4 million related to the impairment of intangible assets. The 2002 restructuring and related charges represent the charges recorded in June, September and December 2002 in connection with the approved plan to close our Dallas, Texas and Moorpark, California facilities and selected design centers and to restructure various European operations. In addition to these facility closures during 2002, management and DDi Corp.’s board of directors also approved a plan in 2002 to write-down unutilized assets, streamline certain manufacturing facilities, eliminate certain sales offices, including the officer based in Tokyo, Japan, and to scale down its Anaheim, California facility. The charges consist of $3.5 million relating to impairment of inventory which are reflected as a component of cost of goods sold, $16.3 million relating to impairment of net property, plant and equipment, $5.1 million in severance and related expenses, $4.2 million in other exit costs and $1.0 million in facility closure costs. The restructuring and related charges for the nine months ended September 30, 2003, represent revision of estimates from previously recorded restructuring charges and consist of $1.5 million in accrued restructuring expenses, $0.9 million in severance and other exit costs, $1.7 million relating to impairment of inventory which are reflected as a component of cost of goods sold, $1.0 million relating to impairment of net property, plant and equipment, $0.3 million in facilities closure costs, $0.1 million in other exit costs, and a non-cash credit of ($0.8) million resulting principally from a reduction in estimated net lease exit costs recorded as part of the operational restructuring initiatives undertaken in 2002.
(b)	The 2002 reorganization expenses represent the charges recorded in the fourth quarter of 2002 primarily comprised of personnel retention costs under the Dynamic Details Key Employee Retention Program (“KERP”) and professional fees incurred in connection with our efforts to effect a plan of reorganization to deleverage our capital structure. The reorganization expenses for the nine months ended September 30, 2003, consist of professional fees incurred in connection with our efforts to effect a plan of reorganization to deleverage our capital structure as well as charges related to personnel retention costs under the Dynamic Details KERP.
(c)	Represents the allocation of a portion of the purchase price in the DCI merger to in-process research and development. At the date of the merger, technological feasibility of the in-process research and development projects had not been reached and the technology had no alternative future uses. Accordingly, we expensed the portion of the purchase price allocated to in-process research and development.
(d)	The reorganization proceeding expenses for the nine months ended September 30, 2003, represent professional fees incurred in connection with DDi Corp.’s and DDi Capital’s filed petitions for relief under Chapter 11 of the United States Bankruptcy Code.
(e)	On August 20, 2003, DDi Corp. and our subsidiary, DDi Capital, filed petitions for relief under chapter 11 of the United States Bankruptcy Code. In accordance with AICPA Statement of Position 90-7 “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” at September 30, 2003, DDi Corp. and DDi Capital classified substantially all of their pre-petition liabilities as “Liabilities Subject to Compromise” on the consolidated balance sheet. See Note 8 to the Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

We provide time-critical, technologically advanced printed circuit board engineering and manufacturing services. We specialize in engineering and fabricating complex multi-layer printed circuit boards on a quick-turn basis and delivering technologically advanced solutions—with lead times as short as 24 hours. We have approximately 1,500 customers in the communications and networking, high-end computing, medical, test and industrial instruments, military and aerospace equipment markets. With such a broad customer base and an average of 70 new printed circuit board designs tooled per day, we have accumulated significant process and engineering expertise. Our core strength is developing innovative, high-performance solutions to customers during the engineering, test and launch phases of their new electronic product development. Our entire organization is focused on rapidly and reliably filling complex customer orders and building lasting client relationships. Our global engineering capabilities and highly scalable manufacturing facilities in the United States, Canada and Europe enable us to respond to time-critical orders and technology challenges for our customers.

From December 1997 through October 2002, we completed several acquisitions, including acquisitions in the United States, Canada and the United Kingdom. Beginning in early 2001, many of the end markets into which we sell our products and services (including communications and networking equipment; computers and peripherals; medical, automotive, industrial and test equipment; and aerospace equipment) began to enter a significant downturn. Due to the decrease in demand for our services, combined with an increase in manufacturing capacity that resulted from our series of acquisitions, we had excess manufacturing capacity, which adversely affected our operating results. From late 2001 through mid-2003, we implemented a number of restructuring plans designed to reduce our expenses, increase operating efficiencies and focus our business on higher margin services. These restructuring plans included closing a number of facilities, including some of the facilities acquired in our acquisitions, writing-down unutilized assets, streamlining certain manufacturing facilities, and eliminating certain sales offices.

Our financial performance in the fourth quarter of 2002 resulted in covenant defaults under the Dynamic Details senior credit facility. As a result of the defaults on the Dynamic Details senior credit facility, we were not permitted to pay our interest obligations under the DDi Corp. 5.25% convertible subordinated notes or the DDi Corp. 6.25% convertible subordinated notes. We commenced discussions with the lenders under the Dynamic Details senior credit facility, convertible subordinated noteholders and other stakeholders regarding a consensual restructuring of our obligations through negotiations. As a result of the foregoing, our independent accountants expressed substantial doubt about the Company’s ability to continue as a going concern in connection with their audit of our consolidated financial statements for the year ended December 31, 2002.

Bankruptcy and Reorganization

In connection with our restructuring efforts, on August 20, 2003, DDi Corp. and our subsidiary, DDi Capital, filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York. DDi Corp.’s other direct and indirect wholly-owned subsidiaries, including DDi Europe and Dynamic Details were not parties to the Chapter 11 cases.

On December 2, 2003, the Bankruptcy Court entered an order confirming our Modified First Amended Plan of Reorganization dated as of August 30, 2003. On December 12, 2003, the effective date of our plan of reorganization, we reorganized and emerged from bankruptcy. DDi Corp. and our subsidiaries are now operating our businesses and properties as a group of reorganized entities pursuant to the terms of the plan of reorganization.

The following is a summary of some of the transactions that were consummated on or about the effective date of our plan of reorganization:

•	Treatment of Our Pre-Bankruptcy Equity. All of our pre-bankruptcy equity securities, including all outstanding shares of our common stock and all outstanding options to purchase common stock, were cancelled.

•	Treatment of Our Pre-Bankruptcy Debt. All of our pre-bankruptcy documents evidencing or creating any indebtedness were canceled or satisfied in full and discharged, including, without limitation, $105.5 million of our old 6.25% convertible subordinated notes due 2007, $105.1 million of our old 5.25% convertible subordinated notes due 2008 and $17.7 million of DDi Capital’s old 12.5% senior discount notes due 2007. Our old $65.9 million credit facility was restructured and repaid, and we entered into a new credit facility, described below.

•	Issuance of Common Stock. We issued an aggregate of 23,500,000 shares of our common stock to the holders of our old convertible subordinated notes. We issued 249,926 shares of common stock to the holders of our pre-bankruptcy common stock.

•	Issuance of Series A Preferred Stock. We issued an aggregate of 1,000,000 shares of our Series A preferred stock to the holders of our old convertible subordinated notes.

•	Issuance of Warrants. We issued warrants to purchase an aggregate of 3,814,383 shares of our common stock to the lenders under our new credit facility and to holders of our old senior discount notes. As of February 6, 2004, as a result of certain anti-dilution adjustments, the warrants entitled the holders to purchase up to 4,035,454 shares of our common stock.

•	Management and Director Stock Options. As of February 6, 2004, we have granted options to purchase an aggregate of 2,418,758 shares of our common stock under our 2003 Management Equity Incentive Plan. We are authorized to issue 1,250,000 shares of restricted common stock and grant options to purchase up to 2,521,362 additional shares of common stock under the plan. We are also authorized to issue up to 600,000 shares of common stock pursuant to stock options to be granted to non-employee directors under our 2003 Directors Equity Incentive Plan.

•	Senior Accreting Notes. DDi Capital issued $17.7 million in senior accreting notes pursuant to an indenture. Interest is payable on the notes by issuance of additional senior accreting notes at an annual rate of 16% or, at DDi Capital’s election, in cash at an annual rate of 14%. The notes mature on January 1, 2009 and are redeemable by DDi Capital.

•	New Credit Facility. The aggregate outstanding unpaid principal amount of senior debt, plus interest and fees, under the Dynamic Details senior credit facility was restructured, exchanged and repaid in the bankruptcy. The rights of the lenders under Dynamic Details $65.9 million credit facility were modified, exchanged and restated as provided in our new credit facility. Our new $72.9 credit facility consists of: (a) a $15 million revolving and term loan facility, which will be available as a revolving loan until June 30, 2005, and thereafter shall be converted to a term loan with an April 15, 2008 maturity date; and (b) a $57.9 million term loan with an April 15, 2008 maturity date.

Fresh-Start Accounting

In connection with the Company’s emergence from bankruptcy, we will adopt “fresh-start” accounting principles prescribed by the American Institute of Certified Public Accountants’ Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” effective November 30, 2003.

Under fresh-start accounting, a new reporting entity, known as the “Successor Company”, is deemed to be created, and the recorded amounts of assets and liabilities are adjusted to reflect their fair value. Accordingly, the consolidated financial statements for the Successor Company for the period from December 1, 2003 to December 31, 2003, and all subsequent periods, will reflect the Company’s emergence from Chapter 11 and will be prepared utilizing the principles of fresh start reporting contained in SOP 90-7. As a result, the reported historical financial statements of the Company for periods prior to December 1, 2003, as presented in this prospectus, generally are not comparable to those of the Successor Company.

Application of Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for each period.

We believe our critical accounting policies, defined as those policies that we believe are: (i) the most important to the portrayal of our financial condition and results of operations, and (ii) that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain, are as follows:

•	fresh-start reporting;

•	valuation of long-lived assets;

•	goodwill impairment;

•	inventory obsolescence;

•	allowance for doubtful accounts;

•	income taxes; and

•	litigation and other contingencies.

Fresh-start reporting—Upon emerging from Chapter 11 proceedings we are required to adopt fresh-start reporting in accordance with SOP 90-7. For financial reporting purposes, we are required to value our assets and liabilities at their current fair value.

The determination of fair value of assets and liabilities requires significant estimates and judgments to be made by management, particularly as it relates to the fair market value of our debt, operating leases and property, plant and equipment. Results may differ under different assumptions or conditions.

Valuation of long-lived assets—We assess the potential impairment of long-lived tangible and intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Changes in our operating strategy, such as the closure of a facility, can significantly reduce the estimated useful life of such assets. In our 2001 and 2002 Consolidated Statements of Operations, we recorded impairments of long-lived assets resulting from plant closures (see Note 17 to the Consolidated Financial Statements).

Goodwill impairment—We assess the potential impairment of goodwill at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In our 2002 Consolidated Statements of Operations, we recorded impairments of goodwill resulting from the decline of our market capitalization and in 2003 we recorded impairment of goodwill due to evolving financial factors affecting our business and based on business valuations that indicated the book value of goodwill was in excess of its fair value (see Note 23 to the Consolidated Financial Statements).

Inventory obsolescence—We generally purchase raw materials in quantities that we anticipate will be fully used in the near term. Changes in operating strategy, however, such as the closure of a facility, can limit our ability to effectively utilize all of the raw materials purchased. In our 2001 and 2002 Consolidated Statements of Operations, we recorded restructuring-related inventory impairments resulting from plant closures (see Note 17 to the Consolidated Financial Statements). In addition to evaluations of the market value in connection with significant activities, we regularly monitor potential inventory obsolescence and, when necessary, reduce the carrying amount of our inventory to its market value.

Allowance for doubtful accounts—We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Income taxes—As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. The process incorporates a determination of the proper current tax balances together with temporary differences resulting from different treatment of transactions for tax and financial statement purposes. Such differences result in deferred tax assets and liabilities, which are included within the Consolidated Balance Sheets. The recovery of deferred tax assets from future taxable income must be assessed and, to the extent that recovery is not likely, we establish a valuation allowance. Increases in valuation allowances result in the recording of additional tax expense. In our 2002 and 2003 Consolidated Statements of Operations, we recorded tax expense to establish valuation allowances against our federal and state deferred tax assets (see Note 14 to the Consolidated Financial Statements). Further, if our ultimate tax liability differs from the periodic tax provision reflected in the Consolidated Statements of Operations, additional tax expense may be recorded.

Litigation and other contingencies—Management regularly evaluates our exposure to threatened or pending litigation and other business contingencies. Because of the uncertainties related to the amount of loss from litigation and other business contingencies, the recording of losses relating to such exposures requires significant judgment about the potential range of outcomes. To date, we have not been affected by any litigation or other contingencies that have had, or are currently anticipated to have, a material impact on our results of operations or financial position. As additional information about current or future litigation or other contingencies becomes available, management will assess whether such information warrants the recording of additional expense relating to the contingencies. Such additional expense could potentially have a material impact on our results of operations and financial position.

Results of Operations

The following table sets forth income statement data expressed as a percentage of net sales for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2001	2000	2003	2002
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	61.5	72.9	92.3	91.7	89.8
Restructuring-related inventory impairment	—	1.0	1.4	1.0	1.9

Gross profit	38.5	26.1	6.3	7.3	8.4
Operating expenses:
Sales and marketing	8.0	7.7	9.2	7.7	9.6
General and administration	7.3	5.8	6.6	7.1	7.0
Amortization of intangibles	4.6	6.2	—	—	—
Goodwill impairment	—	—	80.0	1.4	38.9
Restructuring and related charges	—	21.0	10.7	1.7	12.7
Reorganization expenses	—	—	0.9	4.7	—

Operating income (loss)	18.6	(14.6)	(101.1)	(15.2)	(59.8)
Interest rate swap valuation	—	2.8	—	—	—
Interest expense (net)	10.4	11.5	8.9	9.4	8.6

Income (loss) before reorganization proceeding expenses and income taxes	8.2	(28.9)	(110.0)	(27.7)	(68.4)
Reorganization proceeding expenses	—	—	—	2.4	—

Income (loss) before income taxes	8.2	(28.9)	(110.0)	(30.2)	(68.4)

Income tax benefit (expense)	(4.2)	5.4	(5.7)	0.8	6.3

Net income (loss)	4.0%	(23.5)%	(115.7)%	(29.4)%	(62.1)%

Comparison of the First Three Quarters of Fiscal 2003 to the First Three Quarters of Fiscal 2002

Net Sales

Net sales decreased $7.6 million (4%) to $177.3 million for the nine months ended September 30, 2003, from $184.9 million for the same period in 2002. The decrease in net sales is due to the disposition of several non-core facilities during the latter part of 2002 and April 2003, partially offset by the acquisition of Kamtronics Limited in October 2002 which contributed approximately $14.0 million in revenue in the first nine months of 2003.

Gross Profit

Gross profit decreased $2.5 million (16%) to $13.0 million for the nine months ended September 30, 2003, from $15.5 million for the same period in 2002. The decreases in the Company’s gross profit resulted from both the softness in the end-market demand and the restructuring related inventory impairment (see Note 17 to the condensed consolidated financial statements).

Sales and Marketing Expenses

Sales and marketing expenses decreased $4.0 million (23%) to $13.6 million for the nine months ended September 30, 2003, from $17.6 million for the same period in 2002. Such decreases in sales and marketing expenses are largely due to the Company’s continued cost control efforts and, to a lesser extent, due to the decrease in net sales.

General and Administration Expenses

General and administration expenses decreased $0.4 million (3%) to $12.5 million for the nine months ended September 30, 2003, from $12.9 million for the same period in 2002. Such decreases in general and administration expenses resulted from various cost control initiatives implemented throughout 2002 and 2003 partially offset by the acquisition of Kamtronics Limited in the fourth quarter of 2002.

Goodwill Impairment

Goodwill impairment was $2.4 million for the nine months ended September 30, 2003, compared to $72.0 million for the nine months ended September 30, 2002. The impairment charges for 2003 relate to the additional purchase price for prior acquisitions capitalized and also impaired in the second and third quarters of 2003 (see Notes 16 and 23 to the consolidated financial statements). The impairment charge for 2002 was incurred because the book value of goodwill was in excess of its fair value, as determined by the Company’s market capitalization as of September 30, 2002.

Restructuring and Other Related Charges

Restructuring and related charges were $3.0 million for the nine months ended September 30, 2003, compared to $23.5 million for the nine months ended September 30, 2002. Such charges in the current year represent the costs associated with the sale of certain assets of the Company’s Dallas-based electronic enclosure operations and the down-sizing of its Virginia and Anaheim, California workforces (see Note 17 to the consolidated financial statements). Charges for the nine months ended September 30, 2002, represent incremental costs incurred in connection with management’s decision to close various facilities, eliminate additional overhead, and remove underutilized assets from productive service.

Reorganization Expenses

Reorganization expenses were $8.3 million for the nine months ended September 30, 2003. Such charges represent $5.5 million of costs relating to professional fees incurred in connection with our efforts to effect a plan of reorganization to restructure our debt, and $2.8 million of costs relating to our Key Employee Retention Plan (see Notes 15 and 18 to the consolidated financial statements).

Reorganization Proceeding Expenses

Reorganization proceeding expenses were $4.3 million for the nine months ended September 30, 2003. Such charges represent professional fees directly associated with the Chapter 11 reorganization proceeding.

Loss on Interest Rate Swap Termination

We recorded a loss on the termination of the interest rate swap agreement of $5.6 million for the nine months ended September 30, 2003. The loss relates to the termination of the interest rate swap agreement related to the senior term facility (see Note 10 to the consolidated financial statements).

Net Interest Expense

Net interest expense increased $0.8 million to $16.7 million for the nine months ended September 30, 2003, from $15.9 million for the same period in 2002. The increase in net interest expense reflects the net non-cash credits resulting from a write-off of debt issuance costs in connection with the prepayment of a portion of the Dynamic Details senior term facility and the modification of the interest rate swap agreement related to the senior term facility recorded in 2002, and the interest expense incurred on the 6.25% convertible subordinated notes issued in April 2002 offset by the cessation of periodic interest charges on the 5.25% and 6.25% convertible subordinated notes since August 20, 2003, the date of the filing of the Chapter 11 cases (see Note 2 to the consolidated financial statements).

Income Taxes

The effective income tax rate decreased to a benefit rate of approximately 2.5% for the nine months ended September 30, 2003, as compared to a benefit rate of 10.2% for the same period in 2002. During the nine months ended September 30, 2003, the Company’s effective tax rates reflect the impact of valuation allowances on U.S. federal and state deferred tax assets generated in the current period. During the nine months ended September 30, 2002, the Company’s effective tax rates reflect the impact of substantial non-deductible items, primarily the goodwill impairment and valuation allowances relating to certain state deferred tax assets, including state tax credits.

Comparison of Fiscal 2002 to Fiscal 2001

Net Sales

Net sales decreased $112.8 million (31%) to $248.8 million in 2002, from $361.6 million in 2001. Such decreases in net sales are attributable to a reduction in panels produced and the average price per panel, reflecting softened economic conditions in both North America and Europe.

Gross Profit

Gross profit decreased $78.6 million (83%) to $15.7 million, or 6% of net sales, in 2002, from $94.3 million, or 25% of net sales, in 2001. The gross profit for 2002 includes charges of $3.5 million for inventory write-downs in connection with our second quarter restructuring initiatives (see the discussion of Restructuring and Other Related Charges for further information). Excluding the charges, gross profit was $19.2 million, or 8% of net sales, down from 27% for 2001. The decreases in the Company’s gross profit resulted from the lower level of net sales generated in 2002. The impact of the decreases in sales was mitigated by various cost control initiatives relating to materials, production personnel and overhead expenses.

Sales and Marketing Expenses

Sales and marketing expenses decreased $4.6 million (17%) to $23.0 million in 2002, from $27.6 million in 2001. Such decreases in sales and marketing expenses reflect the lower level of net sales, partially offset by additional costs associated with a shift in the overall production mix, resulting in increased commission and other variable expenses.

General and Administration Expenses

General and administration expenses decreased $4.5 million (21%) to $16.5 million in 2002, from $21.0 million in 2001. The decreases in general and administrative expenses reflect the impact of various cost control initiatives. Such expenses increased as a percentage of net sales, however, reflecting the relatively fixed nature of many of these costs.

Restructuring and Other Related Charges

Restructuring and related charges in 2002 were $26.6 million. Such charges represent costs incurred in connection with management’s decision to close various facilities, eliminate overhead, and remove unutilized assets from productive service. See Note 17 to the Consolidated Financial Statements.

Reorganization Expenses

Reorganization expenses in 2002 were $2.3 million. Such charges represent $0.6 million of costs relating to professional fees incurred in connection with our efforts to effect a plan of reorganization to deleverage our capital structure and $1.7 million of costs relating to our Key Employee Retention Plan. See Notes 15 and 18 to the Consolidated Financial Statements.

Amortization of Intangibles

Amortization of intangibles for the year ended December 31, 2001 was $22.6 million. Effective January 1, 2002, the Company adopted SFAS No. 142 (see Note 23 to the Consolidated Financial Statements). As a result of the adoption of this standard, the Company recorded no amortization of intangibles for the year ended December 31, 2002.

Goodwill Impairment

We recorded goodwill impairments of $199.0 million during the year ended December 31, 2002 (see Note 23 to the Consolidated Financial Statements). No goodwill impairments were recorded during the year ended December 31, 2001.

Interest Rate Swap Valuation

Interest rate swap valuation for the year ended December 31, 2001 represents the change in the fair value of an interest rate swap agreement as of December 31, 2001. See Note 10 to the Consolidated Financial Statements.

Net Interest Expense

Net interest expense decreased $19.6 million (47%) to $22.1 million in 2002, from $41.7 million in 2001. Such decrease in net interest expense reflects the retirement of debt in each period. For the year ended December 31, 2002, the Company recorded approximately $1.4 million in net non-cash credits in connection with the prepayment of a portion of the Dynamic Details senior term facility and the modification of the related interest rate exchange agreement. For the year ended December 31, 2001, the Company recorded net interest charges of approximately $19.6 million in connection with the redemption of the Dynamic Details senior subordinated notes in February 2001 and a portion of the DDi Capital senior discount notes in the second quarter of 2001. See Note 6 to the Condensed Consolidated Financial Statements. The decrease in net interest expense also reflects the reduced indebtedness resulting from the aforementioned transactions and the scheduled principal repayments of the Dynamic Details senior term facility. The decrease in net interest expense was partially offset by interest expense incurred on the 5.25% convertible subordinated notes issued in February 2001 and the 6.25% convertible subordinated notes issued in April 2002.

Income Taxes

Income taxes increased $33.9 million to an expense of $14.3 million in 2002, from a $19.6 million benefit in 2001. Such increase in income tax expense reflects the impact of substantial non-deductible items, primarily the goodwill impairment (see Goodwill Impairment above), and the valuation allowance relating to federal and certain state deferred tax assets, including certain state tax credits (see Note 14 to the Consolidated Financial Statements).

Based upon the large operating losses and expected future operating results, in the fourth quarter of 2002, management determined that it was more likely than not that all of the deferred tax assets as of December 31, 2002 may not be realized. Consequently, a valuation allowance was established for all of the deferred tax assets that are not expected to be realized.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Net Sales

Net sales decreased $136.1 million (27%) to $361.6 million in 2001, from $497.7 million in 2000. Such decrease in net sales reflects a reduction in panels produced and the average price per panel, reflecting softened economic conditions, partially offset by the impact of acquisitions during 2000 and 2001. Net sales for the twelve months ended December 2001 relating to acquisitions in 2001 were $26.4 million.

Gross Profit

Gross profit decreased $97.2 million (51%) to $94.3 million, or 26% of net sales, in 2001, from $191.5 million, or 38% of net sales, in 2000. The gross profit for 2001 includes a $3.7 million charge for inventory write-downs in connection with our restructuring initiatives (see the discussion of Restructuring and Other Related Charges for further information). Excluding the charge, gross profit was $98.0 million, or 27% of net sales for 2001, down from 38% of net sales for 2000. The decreases in the gross profit, excluding the 2001 restructuring charge, resulted from the lower level of sales generated in 2001. The impact of the decreases in sales on gross profit was mitigated by various cost control initiatives relating to materials, production personnel and overhead expenses.

Sales and Marketing Expenses

Sales and marketing expenses decreased $12.1 million (30%) to $27.6 million in 2001, from $39.7 million in 2000. Such decreases in sales and marketing expenses are primarily due to the lower level of sales generated in 2001, as well as cost control measures.

General and Administration Expenses

General and administration expenses decreased $15.2 million (42%) to $21.0 million in 2001, from $36.2 million in 2000. Such decreases in general and administrative expenses are due to cost control measures.

Restructuring and Other Related Charges

Restructuring and related charges in 2001 were $76.1 million. Such charges represent costs incurred in the fourth quarter of 2001 in connection with management’s decision to close various facilities and the separation of certain executives from the Company (see Note 17 to the Consolidated Financial Statements).

Amortization of Intangibles

Amortization of intangibles decreased $0.2 million (1%) to $22.6 million in 2001, from $22.8 million in 2000. Such decrease in amortization of intangibles reflects the use of accelerated amortization methods with regard to certain identifiable intangibles and the impact of the impairment of intangibles in the fourth quarter of 2001 in connection with our restructuring activities, partially offset by the additional amortization resulting from acquisitions.

Interest Rate Swap Valuation

Interest rate swap valuation represents the change in the fair value of an interest rate swap agreement. (see Note 10 to the Consolidated Financial Statements). At December 31, 2001, existing interest rate swap agreements qualify as effective cash flow hedges and, accordingly, subsequent changes in fair value are not charged to operations.

Net Interest Expense

Net interest expense decreased $10.1 million (19%) to $41.7 million in 2001, from $51.8 million in 2000. Such decrease in net interest expense reflects the repayment of a portion of the amounts owed under the Dynamic Details senior credit facility in April 2000, the redemption of a portion of the DDi Capital senior discount notes in October 2000 and during the second quarter of 2001, the redemption of the Dynamic Details senior subordinated notes in full in February 2001. DDi Corp. and the redemption of the DDi Intermediate senior discount notes in full in April and October 2000. Cash generated from equity offerings funded these redemptions. These decreases were partially offset by interest expense incurred from the acquisition of MCM and $5 million in interest expense relating to the issuance in February 2001 of the 5.25% convertible subordinated notes due March 1, 2008.

Income Taxes

Income taxes decreased $40.4 million to a benefit of $19.6 million in 2001, from a $20.8 million expense in 2000. Such decrease in income tax expense reflects a lower level of taxable income earned in 2001, the impact of the acquisitions of MCM and Thomas Walter, and interest deductions relating to the 5.25% convertible subordinated notes due March 1, 2008. See Note 14 to the Consolidated Financial Statements for a reconciliation of the tax expense or benefit recorded in each period to the corresponding amount of income tax determined by applying the U.S. Federal income tax rate to the earnings or loss before income taxes.

Liquidity and Capital Resources

General

Our principal sources of liquidity to fund ongoing operations for the past two years has been existing cash, cash equivalents and marketable securities available for sale. We believe that our cash on hand, cash generated by operations and from borrowings expected to be available under our new senior credit facility will be sufficient to meet our anticipated working capital, capital expenditures and debt service requirements for at least the next twelve months.

Consolidated Cash and Cash Equivalents and Available Borrowings

As of December 31, 2002, cash, cash equivalents and marketable securities, including $9.4 million of restricted funds, were $38.4 million for DDi Corp. compared to $45.5 million for DDi Corp. as of December 31, 2001. Our principal source of liquidity to fund ongoing operations for the year ended December 31, 2002 was cash provided by operations and existing cash, cash equivalents and marketable securities available for sale.

Net cash provided by (used in) operating activities for the year ended December 31, 2002 was $(10.9) million for DDi Corp., compared to $55.8 million for DDi Corp. for the year ended December 31, 2001 and $64.8 million for DDi Corp. for the year ended December 31, 2000.

Capital expenditures for the year ended December 31, 2002 were $10.7 million for DDi Corp., compared to $35.2 million for DDi Corp. for the year ended December 31, 2001 and $27.2 million for DDi Corp. during the year ended December 31, 2000.

As of September 30, 2003, cash, cash equivalents and marketable securities were $14.3 million, which included $7.5 million in restricted cash, cash equivalents and marketable securities, compared to $38.4 million at December 31, 2002, which included $3.1 million in restricted cash. As of September 30, 2003, as a result of the Company’s defaults under the Senior Credit Facility and its other indebtedness, the Company was unable to borrow any additional funds under the Senior Credit Facility. As of September 30, 2003, DDi Europe had $9.8 million outstanding under its revolving credit facility and had $1.9 million available for borrowing under its revolving credit facility.

Unaudited update

As of December 31, 2003, cash, cash equivalents and marketable securities were $18.7 million. In connection with our emergence from Chapter 11 bankruptcy, the aggregate outstanding unpaid principal amount of senior debt, plus interest and fees, under the Dynamic Details senior credit facility was restructured, exchanged and repaid in the bankruptcy, and we entered into a new senior credit facility, As of December 31, 2003, $71.7 million outstanding and $1.2 million of letters of credit obligations were outstanding, and we had no available borrowings under the new credit facility. Our European operating subsidiary, DDi Europe, has £0.4 million ($0.6 million) available for borrowing under its revolving credit facility. At December 31, 2003, we had £6.6 million ($11.8 million) outstanding under this revolving credit facility.

Private Equity Offering

On January 21, 2004, we issued 1,000,000 shares of common stock to two institutional investors. In exchange for the issuance, we received total gross proceeds of $15,980,000. We paid our placement agent and advisor a placement fee of $758,800 out of the proceeds of the offering. We used the net proceeds from this offering to pay down our new senior credit facility and European revolving credit facility and the remaining proceeds are for general corporate purposes. After giving effect to the use of proceeds from the private placement, (a) we had $67.9 million outstanding and $0.5 million of letters of credit obligations outstanding under our new senior credit facility, and (b) our European operating subsidiary, DDi Europe, has approximately £1.8 million ($3.3 million) available for borrowing under its revolving credit facility and £14.3 million ($25.3 million) outstanding under this revolving credit facility.

Consolidated Cash Flows

Net cash used in operating activities for the nine months ended September 30, 2003 was $17.2 million, compared to $3.6 million for the nine months ended September 30, 2002. The decline in operating cash flows is due primarily to lower levels of earnings and the impact of restructuring, reorganization and reorganization proceeding expenses.

Net cash used in investing activities for the nine months ended September 30, 2003 was $3.0 million, compared to $2.2 million for the nine months ended September 30, 2002. The increase in cash used in investing activities DDi Corp. is due primarily to a decrease in proceeds from sales of marketable securities during the nine months ended September 30, 2003.

Net cash provided by (used in) financing activities for the nine months ended September 30, 2003 was $(1.8) million, compared to $21.2 million for the nine months ended September 30, 2002. The decrease in cash provided by financing activities is due primarily to the issuance of the Convertible Subordinated Notes during the nine months ended September 30, 2002, partially offset by a paydown of long-term debt by DDi Capital.

Net cash provided by (used in) operating activities for the year ended December 31, 2002 was $(10.9) million, compared to $55.8 million for the year ended December 31, 2001 and $64.8 million for the year ended December 31, 2000.

Capital Expenditures

Capital expenditures for the nine months ended September 30, 2003 were $4.3 million, compared to $8.3 million for the nine months ended September 30, 2002. Capital expenditures decreased because the Company did not require as much investment in property, plant and equipment in 2003.

Capital expenditures for the year ended December 31, 2002 were $10.7 million, compared to $35.2 million for the year ended December 31, 2001 and $27.2 million for the year ended December 31, 2000.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

The following table shows our contractual commitments as of December 31, 2002:

Payments Due by Period

(in thousands)

	Year Ending December 31,
Commitments	2003	2004	2005	2006	2007	Thereafter	Total
Long-Term Debt	$273,375	$4,829	$4,829	$4,829	$20,919	$—	$308,781
Capital Lease Obligations	1,762	1,724	1,373	4	2	—	4,865
Operating Leases	9,424	8,484	8,241	6,982	5,343	26,683	65,157

Total Commitments	$284,628	$14,970	$14,443	$11,815	$26,264	$26,683	$378,803

Our reorganization pursuant to Chapter 11 and the restructuring of our senior credit facility significantly reduced our debt obligations. After giving effect to the reorganization, following table shows our contractual commitments as of December 31, 2003:

Payments Due by Period

(in thousands)

(unaudited)

	Year Ending December 31,
Commitments	2004	2005	2006	2007	2008	Thereafter	Total
Long-Term Debt
Senior Credit Facility	$100	$7,525	$10,000	$10,000	$44,070	$—	$71,695
Senior Discount Notes	—	—	—	—	—	17,656	17,656
Europe credit facility	25,344	—	—	—	—	—	25,344
Capital Lease Obligations	1,339	1,293	14	16	6	—	2,668
Operating Leases	8,984	8,668	7,766	6,605	5,606	9,872	47,504

Total Commitments	$35,868	$17,475	$17,780	$16,621	$49,682	$27,528	$164,840

Current Indebtedness of the Company

Dynamic Details Senior Credit Facility

Dynamic Details has entered into a Second Amended and Restated Credit Agreement for which JPMorgan Chase Bank is the lead arranger and administrative agent and for which Bank Austria Creditanstalt Corp Finance is the documentation agent. The lenders are a syndicate comprised of various banks, financial institutions or other entities which hold transferable interests in the Dynamic Details senior credit facility. The Dynamic Details senior credit facility, as of December 31, 2003, consists of:

•	Tranche A revolving and term loan facility of $15 million, which will be available as a revolving loan until June 30, 2005, and thereafter shall be converted to a term loan with an April 15, 2008 maturity date;

•	Tranche B term loans of $57.9 million with an April 15, 2008 maturity date.

The Dynamic Details senior credit facility is jointly and severally guaranteed by DDi Corp. and its domestic subsidiaries and secured by the assets of DDi Corp. and its domestic subsidiaries. The senior credit facility requires Dynamic Details to meet financial ratios and benchmarks and to comply with other restrictive covenants, including restrictions on making distributions or loans to DDi Corp. to pay interest or principal on the notes. In connection with the credit facility, we and DDi Capital executed and delivered two guarantee and collateral agreements, pursuant to which (i) we pledged one hundred percent (100%) of the common stock of DDi Intermediate as collateral to secure the credit facility, and (ii) DDi Intermediate pledged one hundred percent (100%) of the common stock of DDi Capital as collateral to secure the credit facility.

The credit facility has $67.9 million outstanding and $0.5 million of letters of credit obligations outstanding as of February 6, 2004. No significant amortization of any loan under the credit facility will be due until 2005.

Borrowings under the Dynamic Details senior credit facility for the Tranche A revolving credit facility and terms loans and the Tranche B term loan bear cash interest at a rate equal to one month LIBOR plus 4.50% and accrue deferred simple interest at a rate of 4.625% per annum. The accrued deferred interest is payable upon Dynamic Details achieving consolidated EBITDA of $50 million at the end of any fiscal quarter for the preceding 12 month period. The deferred interest is payable thereafter on a quarterly basis in arrears. The overall effective cash interest rate for the senior credit facility as of December 31, 2003, was 5.62%. The Dynamic Details senior credit facility requires Dynamic Details to apply proceeds of sales of debt, equity or material assets to prepay its senior credit facility, subject to some exceptions, and Dynamic Details must also, in some circumstances, pay excess cash flow to the lenders under its senior credit facility.

DDi Capital Accreting Notes

The DDi Capital 16% Senior Accreting Notes due 2009 were issued in an original principal amount of $17.7 million and will mature on January 1, 2009. The senior accreting notes were issued under an indenture dated as of December 12, 2003 between DDi Capital Corp., as issuer, and Wilmington Trust Co., as trustee. The senior accreting notes are senior unsecured obligations of DDi Capital. Interest is payable on the notes by issuance of additional senior accreting notes at an annual rate of 16% or, at DDi Capital’s election, in cash at an annual rate of 14%. The notes mature on January 1, 2009 and are redeemable by DDi Capital.

The DDi Capital senior accreting notes may be redeemed at the option of DDi Capital, in whole at any time, at a redemption price that is greater than the accreted value of the notes, plus accrued and unpaid interest, if any, to the redemption date. We have not redeemed any notes as of December 31, 2003.

DDi Europe Facilities Agreement

DDi Europe has a separate European debt facility made up of £14.3 million ($23.8 million) in term loans and a working capital facility having a maximum borrowing limit of £10.0 million ($16.7 million) for its European operations as of September 30, 2003. Any amounts drawn under the working capital facility are repayable upon demand by the lender.

Based upon current and expected market conditions for the DDi Europe operations, the European lender has stated its desire that DDi Europe not draw down more than £7.0 million ($11.7 million) of the working capital facility. As of September 30, 2003, an aggregate of £5.9 million, or $9.8 million, was outstanding under the DDi Europe working capital facility. Due to persistent soft economic conditions in Europe, the drawn balance under the revolving line of credit has grown during 2003. The Company believes that unless the European debt facility is restructured, or business trends change, DDi Europe may exceed the £7.0 million ($11.7 million) overdraft limit on its working capital facility and thereby default under such facility within the next 90 days.

If the European lender demands payment of the entire drawn balance of the working capital facility, funds would not be available for such payment from either the Company or DDi Europe. Failure to make such payment could give rise to a default of the European debt facility. Under such circumstances, the European lender will then have the ability to accelerate the term loans and amounts outstanding under the revolver and exercise all of their remedies with respect to such debt. Accordingly, the Company has elected to classify as a current liability the entire amount of principal of $23.8 million outstanding under that credit facility in the accompanying consolidated balance sheet as of September 30, 2003. Management is negotiating with the European lender in an effort to restructure that credit facility. Although there can be no assurance that management’s efforts to restructure the debt will be successful, if management’s efforts are successful, then the Company will reclassify the debt based upon its contractual maturities.

We exceeded the £7.0 million (approximately $11.7 million) overdraft limit on our working capital facility in the fourth quarter of 2003. In anticipation of this occurrence, we and our European lender commenced negotiations for a bridge loan that would increase the total available borrowing limit by £750,000. In January 2004, we raised private equity capital, of which $4.0 million (approximately £2.4 million) was used to reduce the drawn balance of the working capital facility. In light of the reduction in borrowings and our business plans for 2004, we and our European lender have reached an agreement in principle to modify the DDi Europe credit facility agreement. The modifications include, among other things, a deferment of the scheduled term loan principal repayments, including a deferral of amounts that would otherwise have been due in 2004.

Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

The DDi Europe Facilities Agreement and the Senior Credit Facility bear interest at a floating rate, while the Senior Accreting Notes bear interest at fixed rates.

The Dynamic Details senior credit facility bears cash interest at 4.50% per annum plus the applicable LIBOR 4.50% and accrue deferred simple interest at a rate of 4.625% per annum. The accrued deferred interest is payable upon Dynamic Details achieving consolidated EBITDA of $50 million at the end of any fiscal quarter for the preceding 12 month period. The deferred interest is payable thereafter on a quarterly basis in arrears. As of December 31, 2003, one-month LIBOR was 1.12%. If one-month LIBOR increased by 10% to 1.23%, cash interest expense related to senior credit facility would increase by approximately $0.1 million. The overall effective cash interest rate for the term loans as of December 31, 2003, was 5.62%.

The DDi Europe Facilities Agreement bears interest based on three-month U.K. LIBOR plus a margin of 1.50%. As of December 31, 2003, three-month U.K. LIBOR was 4.04%. If three-month U.K. LIBOR increased by 10% to 4.45%, interest expense related to the term loan facility would increase approximately $0.1 million. The overall effective interest rate for the term loan facilities, as of December 31, 2003, was 5.54%.

A change in interest rates would not have an effect on our interest expense on the Senior Accreting Notes because these instruments bear a fixed rate of interest.

Foreign Currency Exchange Risk

Sales and expenses and financial results of DDi Europe and of our Canadian operations are denominated in British pounds and Canadian dollars, respectively. We have foreign currency translation risk equal to our net investment in those operations. However, since nearly all of our sales are denominated in local currency or in U.S. dollars, we have relatively little exposure to foreign currency transaction risk with respect to sales made. Based upon annualizing the most recent quarter’s results, the effect of an immediate 10% change in exchange rates would have an annual net impact on our operating results of approximately $0.4 million. We do not use forward exchange contracts to hedge exposures to foreign currency denominated transactions and do not utilize any other derivative financial instruments for trading or speculative purposes.

BUSINESS

Overview

We provide time-critical, technologically advanced printed circuit board engineering and manufacturing services. We specialize in engineering and fabricating complex multi-layer printed circuit boards on a quick-turn basis—with lead times as short as 24 hours. We have approximately 1,500 customers in the communications and networking, high-end computing, medical, test and industrial instruments, military and aerospace equipment markets. With such a broad customer base and an average of 70 new printed circuit board designs tooled per day, we have accumulated significant process and engineering expertise. Our core strength is developing innovative, high-performance solutions to customers during the engineering, test and launch phases of their new electronic product development. Our entire organization is focused on rapidly and reliably filling complex customer orders and building long-term customer client relationships. Our global engineering capabilities and highly scalable manufacturing facilities in the United States, Canada and Europe enable us to respond to time-critical orders and technology challenges for our customers.

Our Industry

Printed circuit boards are a fundamental component of virtually all electronic equipment. A printed circuit board is comprised of layers of laminate and copper and contains patterns of electrical circuitry to connect electronic components. The level of printed circuit board complexity is determined by several characteristics, including size, layer count, density, materials, and functionality. High-end commercial equipment manufacturers require complex printed circuit boards fabricated with higher layer counts, greater density and advanced materials and which demand highly complex and sophisticated manufacturing capabilities. By contrast, printed circuit boards used in consumer electronic products are less complex and have less sophisticated manufacturing capability requirements.

We see several significant trends within the printed circuit board manufacturing industry, including:

•	Increasing customer demand for quick-turn production and integrated solutions. Rapid advances in technology are significantly shortening product life-cycles and placing increased pressure on original equipment manufacturers to develop new products in shorter periods of time. In response to these pressures, original equipment manufacturers are increasingly looking to high-end printed circuit board manufacturers that can offer design and engineering support and quick-turn manufacturing and assembly services to reduce time to market.

•	Increasing complexity of electronic equipment. Original equipment manufacturers are continually designing more complex and high performance electronic equipment, which requires sophisticated printed circuit boards that accommodate higher speeds and frequencies and increased component densities and operating temperatures. In turn, original equipment manufacturers are increasingly relying on high-end printed circuit board manufacturers who can provide advanced engineering and manufacturing assistance early in the new product development cycle.

•	Shifting of high volume production to Asia. Asian based manufacturers of printed circuit boards are capitalizing on their lower labor costs and are increasing their production and market share of less sophisticated, lower layer count printed circuit boards used in high-volume consumer electronics applications, such as personal computers and cell phones. However, Asian based manufacturers to date have not produced printed circuit boards in significant quantities that require complex technologies or advanced manufacturing processes. In addition, Asian based manufacturers have to date been unable to reliably and profitably produce complex printed circuit boards on a quick-turn basis.

Henderson Ventures, an independent market research firm, estimated that the global market for printed circuit boards was $31 billion in 2002, with North American manufacturers producing approximately $5.3 billion of that amount. Henderson estimated that in 2002 there were nine North American-based rigid printed circuit board manufacturers that had annual revenues in excess of $80 million, and over 400 manufacturers with annual revenues of less than $50 million. As a result of the slowdown in the electronics industry that began in early 2001 and continued through much of 2003, many printed circuit board manufacturing facilities were closed, reducing North American manufacturing capacity by an estimated 30% to 40%. We believe these plant closures have created an opportunity for increased market share and improved pricing for well-capitalized manufacturers that have advanced technological capabilities.

Our Customer Solution

Our customer solution combines reliable, time-critical, industry-leading engineering expertise and advanced process and manufacturing technologies. We play an integral role in our customers’ product development and manufacturing strategies. We believe our core strengths in the engineering, test and launch phases of new electronic product development provide a competitive advantage in delivering our services to customers in industries characterized by rapid product introduction cycles and demand for time-critical services.

Our customers benefit from the following:

•	Time-Critical Service. We specialize in providing time-critical, or quick-turn, printed circuit board engineering and manufacturing services. Our engineering, fabrication, assembly, manufacturing, quotation and sales systems are designed to respond to customers’ needs with quick-turn services. Our personnel are trained and experienced in providing our services with speed and precision. For example, we are able to issue price quotes to our customers in hours, rather than days. Approximately 50% of our net printed circuit board sales in 2003 were generated from services delivered in 10 days or less, and we fill many of our customers’ orders in as little as 24 hours.

•	Customized Engineering Solutions. We are actively involved in the early stages of our customers’ product development cycles. This positions us at the leading edge of technical innovation in the engineering of complex printed circuit boards. Our engineering and sales teams collaborate to identify the specific needs of our customers and work with them to develop innovative, high performance solutions. This method of product development provides us with an in-depth understanding of our customers’ businesses and enables us to better anticipate and serve their needs.

•	Advanced Manufacturing Technology. We maintain a strong commitment to research and development and focus on enhancing existing capabilities as well as developing new technologies. We are consistently among the first to adopt advances in printed circuit board manufacturing technology. For example, we believe that we are the only printed circuit board manufacturer in North America that manufactures printed circuits boards utilizing stacked microvia, or SMV™, technology.

Our Strategy

Our goal is to be the leading provider of technologically advanced, time-critical printed circuit board engineering and manufacturing services. To achieve this goal, we intend to:

Focus on time-critical services.    We focus primarily on the quick-turn segment of the printed circuit board industry. We target the time-critical services market because the significant value of these services to our customers allows us to charge a premium and generate higher margins. We also believe the market dynamics for time-critical services are more stable than those of the volume production market, and that these services are more resistant to pricing pressure and commoditization.

Maintain our technology leadership.    We are a leader in developing and adopting new manufacturing technologies. We continually accumulate new technology and engineering expertise as we work closely with our broad customer base in the introduction of their new products. We believe this expertise and ability position us as an industry leader in providing technologically advanced, time-critical services.

Continue to serve our large and diverse customer base.    We believe that maintaining a broad customer base enables us to further enhance our engineering expertise while reducing end-market and customer concentration risk. We maintain a large sales and marketing staff focused on building and maintaining customer relationships. We are focused on becoming an integral part of customers’ new product initiatives and work closely with their research and development personnel.

Pursue new customers and markets with high growth potential.    We continue to pursue new customers with high growth characteristics and target additional high growth end-markets that are characterized by rapid product introduction cycles and demand for time-critical services.

Our Services

Quick-turn Printed Circuit Board Engineering and Fabrication

•	Prototype Fabrication Services. We engineer and manufacture highly complex, technologically advanced multi-layer printed circuit board prototypes on a quick-turn basis. These prototypes are used in the design, testing and launch phase of new electronic products. Our advanced development and manufacturing technologies facilitate production with delivery times ranging from 24 hours to 10 days.

•	Pre-production Fabrication Services. We offer quick-turn pre-production fabrication services to our customers when they introduce products to the market and require larger quantities of printed circuit boards in a short period of time. Our pre-production services typically include manufacturing 500 to 5,000 printed circuit boards per order with delivery times ranging from two to 20 days.

For the years ended December 31, 2002 and 2003, quick-turn orders, defined as orders with delivery requirements of 10 days or less, represented 60% and 50% of our net printed circuit board sales, respectively.

Value-Added Services

•	Assembly Services. We complement our quick-turn printed circuit board fabrication business with time-critical printed circuit board assembly services. We also build, configure and test electronic products and assemblies. These services provide significant value to our customers by accelerating their new products’ time to market.

•	Transition Services. We provide our customers with seamless access to volume printed circuit board manufacturing capabilities located in Asia. Through a single purchase order, our customers can place prototype work with us and still benefit from volume production done by an Asia-based manufacturer.

Technology, Development and Processes

We provide a number of advanced technologies which allows us to manufacture complex printed circuit boards with higher numbers of layers and increased functionality and quality, including the following:

•	Laser Direct Imaging. Laser direct imaging is a new process that allows us to increase board density through the use of increasingly small and accurate laser technology.

•	Blind or Buried Vias. Vias are drilled holes which provide electrical connectivity between layers of circuitry in a printed circuit board. Blind vias connect the surface layer of the printed circuit board to the nearest inner layer. Buried vias are holes that do not reach either surface of the printed circuit board but allow inner layers to be interconnected. Products with blind and buried vias can be made thinner, smaller, lighter and with higher component density and more functionality than products with traditional vias.

•

Microvias.    We are a leading supplier of advanced microvia products. Microvias are small vias with diameters generally between .003 and ..008 inches after plating. Traditional microvias allow for higher densities than standard through hole drilling and can be used to reduce layer count, boards size or increase the amount of components on fixed area. The fabrication of printed circuit boards with microvias requires specialized equipment, such as laser drills, and highly developed process knowledge. Applications such as handheld wireless devices employ microvias to obtain a higher degree of functionality from a smaller given surface area. These products can be delivered in as little as 5 days.

•	Stacked Microvias (SMV™). Stacked microvias are microvias filled with solid copper that can be stacked, connecting as many as six layers sequentially. This technology provides improved current carrying capability and thermal characteristics, planar surface for ball-grid array assembly and increased routing density for fine pitch ball-grid arrays and flipchip devices. SMV™ technology provides solutions for next generation technologies that include high Input/Output, or I/O, count .65mm, .5mm and .4mm ball-grid array and flipchip devices. This is done by allowing extra routing channels directly under the bonding pads, as compared to a standard microvia that is limited to 1 or 2 layer deep routing. We believe that we are the only printed circuit board manufacturer that currently offers fabrication of printed circuit boards utilizing stacked microvias.

•	Buried passives. Buried passive technology involves embedding the capacitive and resistive elements inside the printed circuit board, which allows for removal of passive components from the surface of the printed circuit board, leaving more surface area for active components. We have offered buried resister products since the early 1990’s. This technology is used in the high speed interconnect space as well as single chip or multichip modules, memory and high speed switches. This process is used to eliminate surface mount resisters and allows for termination to occur directly under other surface mounted components such as ball-grid arrays and quad-flat packs. We have offered embedded capacitive layers since the mid 1990’s. The buried capacitance layers are currently used mostly as a noise reduction method.

•	Fine line traces and spaces. Traces are the connecting copper lines between the different components of the printed circuit board and spaces are the distances between traces. The smaller the traces and tighter the spaces, the higher the density on the printed circuit board and the greater the expertise required to achieve a desired final yield on an order. We are able to provide .002 inch traces and spaces.

•	High aspect ratios. The aspect ratio is the ratio between the thickness of the printed circuit board and the diameter of a drilled hole. The higher the ratio, the greater the difficulty to reliably form, electroplate and finish all the holes on a printed circuit board. We are able to provide aspect ratios of up to 15:1.

•	Thin core processing. A core is the basic inner-layer building block material from which printed circuit boards are constructed. A core consists of a flat sheet of material comprised of glass-reinforced resin with copper foil on either side. The thickness of inner-layer cores is determined by the overall thickness of the printed circuit board and the number of layers required. The demand for thinner cores derives from requirements of thinner printed circuit boards, higher layer counts and various electrical parameters. Core thickness in our printed circuit boards ranges from as little as 0.002 inches up to 0.062 inches.

•	Materials. We offer a full range of materials for microwave, RF and high speed applications. These materials can be used in hybrid stack-ups to allow for maximum performance in a cost reduced package. We currently use 48 different materials and are preparing to add “Green” or Halogen-free materials and materials suitable for “lead free” assembly. The use of these materials requires advanced capabilities in the areas of drilling, hole cleaning, plating and registration. The addition of “Green” materials and materials capable of surviving “lead-free” assembly processes is to address the continuing environmental concerns surrounding the industry as a whole.

We are qualified under various industry standards, including Bellcore compliance for communications products and Underwriters Laboratories approval for electronics products. All of our production facilities are ISO-9002 certified. These certifications require that we meet standards related to management, production and quality control, among others. In addition, some of our production facilities are MILPRF-5510 and MILPREF-31032 certified. These certifications require that we meet certain military standards related to production and quality control.

Our Customers and Markets

We have one of the broadest customer bases in the printed circuit board industry. We measure customers as those companies that have placed at least one order with us in the preceding 6-month period. As of December 31, 2003, we had over 1,500 customers, comprised of original equipment manufacturers and electronics manufacturing services providers representing a wide range of end-user markets. Our customers consist of leading communications and networking, high-end computing, medical, test and industrial instruments and military and aerospace equipment markets. During 2003, sales to our largest customer accounted for approximately 5% of our net sales. During 2002 and 2003, sales to our ten largest customers accounted for approximately 26% and 24% of our net sales, respectively.

We sell to original equipment manufacturers both directly and through electronic manufacturing service companies. Our top thirty customers by revenue for the year ended December 31, 2003, were:

Military/Aerospace	Medical/Test/Industrial	High-end Computing
BAE Systems Goodrich Aerospace Smiths Industries Thales	Eurotherm Controls Malvern Rotork Stoneridge Teradyne Varian Tyco Electronics	Hewlett-Packard Intel Texas Instruments

Electronic Manufacturing Services	Communications/Networking
Benchmark Electronics Celestica Jabil Circuit Partnertech Plexus Sanmina-SCI Solectron	Cogent Harris Corp. IP Wireless Marconi Communications Motorola Qualcomm Raymarine Soundcraft Vertical Networks

The following table shows the percentage of our net sales attributable to each of the principal end markets we served for the periods indicated:

	Year Ended December 31,
End Markets(1)	2001	2002	2003
Communications/Networking	56%	44%	36%
High-end Computing	22	24	18
Medical/Test/Industrial	12	15	21
Military/Aerospace	2	7	17
Other	8	10	8

Total	100.0%	100.0%	100.0%

(1)	Sales to electronic manufacturing services providers are classified by the end markets of their customers.

The financial information for geographic areas is included in Note 3 to the Consolidated Financial Statements under the caption “Segment Reporting.”

Sales and Marketing

Our sales and marketing efforts are focused on developing long-term relationships with research and development and new product introduction personnel at current and prospective customers. Our sales personnel and engineering staff advise our customers with respect to applicable technology, manufacturing feasibility of designs and cost implications through on-line computer technical support and direct customer communication.

In order to build strong relationships with our clients through personal contacts, each customer is serviced by one individual member of the sales staff for all services across all facilities. We have developed a comprehensive database and allocation process to coordinate calling and cross-selling efforts.

We market our development and manufacturing services through an internal sales force. In addition, approximately 28% of our net sales in 2003 were generated through manufacturers’ representatives. For many of these manufacturers’ representatives, we are the largest revenue source and the exclusive supplier of quick-turn and pre-production printed circuit boards.

Our Suppliers

Our raw materials inventory is small relative to sales and must be regularly and rapidly replenished. We use just-in-time procurement practices to maintain raw materials inventory at low levels. Because we provide primarily quick-turn services, this inventory policy does not hamper our ability to complete customer orders. Although we have preferred suppliers for some raw materials, multiple sources exist for all materials. Adequate amounts of all raw materials have been available in the past and we believe this will continue in the foreseeable future.

The primary raw materials that we use in production are core materials (copperclad layers of fiberglass of varying thickness impregnated with bonding materials) and chemical solutions (copper, gold, etc.) for plating operations, photographic film and carbide drill bits. We work closely with our suppliers to incorporate technological advances in the raw materials we purchase.

Competition

Our principal competitors include Merix Corporation, TTM Technologies, Tyco, and our market is also addressed by a number of smaller private companies. The barriers to entry in the quick-turn segment of the printed circuit board industry are considerable. In order to compete effectively in this segment, companies must have a large customer base, a large staff of sales and marketing personnel, considerable engineering resources, and the proper tooling and equipment to permit fast and reliable product turnaround.

We believe we compete favorably based on the following factors:

•	ability to offer time-to-market capabilities;

•	capability and flexibility to produce technologically complex products;

•	additional available manufacturing capacity without material additional capital expenditures;

•	consistent high-quality product; and

•	outstanding customer service.

Backlog

Although we obtain firm purchase orders from our customers, our customers typically do not make firm orders for delivery of products more than 30 to 90 days in advance. We do not believe the backlog of expected product sales covered by firm purchase orders is a meaningful measure of future sales since orders may be rescheduled or canceled.

Employees

As of December 31, 2003, we had approximately 1,800 employees, none of whom are represented by unions. Of these employees, approximately 6% were involved in sales, approximately 71% were involved in manufacturing, 7% were involved in engineering and 16% were involved in administration and other capacities. We have not experienced any labor problems resulting in a work stoppage and believe we have good relations with our employees.

Facilities

As of December 31, 2003, we leased approximately 659,000 square feet of building space in locations throughout the world primarily for product assembly and manufacturing facilities for quick-turn printed circuit boards. Our lease agreements expire at various dates through the year 2011. These leases represent a commitment of $8.9 million per year through 2011.

Our significant facilities are as follows:

Location	Function	Square Feet (approx.)
Sterling, Virginia	Quick-turn printed circuit boards	100,000
Anaheim, California	Quick-turn printed circuit boards	97,000
Milpitas, California	Quick-turn printed circuit boards	73,000
Tempe, Arizona	Quick-turn printed circuit boards	49,000
Tewkesbury, England	Quick-turn printed circuit boards	57,000
Toronto, Canada	Quick-turn printed circuit boards	43,000
Marlow, England	Quick-turn printed circuit boards	29,000
Calne, England	Assembly	86,000
Hertford, England	Assembly	63,000
San Jose, California	Assembly	62,000

Total		659,000

We lease our executive office space, which comprises approximately 26,800 square feet and is included in the Anaheim, California facility. The lease represents a commitment of $0.2 million per year through 2008.

We believe that our current facilities are sufficient for the operation of our business, and we believe that suitable additional space in various local markets is available to accommodate any needs that may arise. We are in the process of renegotiating several of our current leases.

Governmental Regulation

Our operations are subject to certain federal, state and local laws and regulatory requirements relating to environmental compliance and site cleanups, waste management and health and safety matters. We are subject to regulations including those promulgated by:

•	the Occupational Safety and Health Administration pertaining to health and safety in the workplace;

•	the Environmental Protection Agency pertaining to the use, storage, discharge and disposal of hazardous chemicals used in the manufacturing processes; and

•	various state and local agencies.

To date the costs of compliance and environmental remediation have not been material to us. Nevertheless, additional or modified requirements may be imposed in the future. If such additional or modified requirements are imposed on us, or if conditions requiring remediation were found to exist, we may be required to incur substantial additional expenditures.

Events Leading to Our Reorganization

With our recapitalizations in 1996 and 1997, our corporate growth strategy evolved to incorporate organic revenue growth with the acquisition of several companies and facilities in the United States, Canada, and Europe. This strategy served to position us to meet the strong growth in demand we experienced in 1997 through 2000 in the printed circuit board and electronics manufacturing services market segments, and enabled us to scale our business to address the increasingly global nature of our customer base. We financed our organic growth and acquisition strategy, in part, through the issuance of common stock and debt.

Beginning in 2001, the markets for printed circuit board and electronics manufacturing services, as well as many end-markets addressed by providers of these services entered into significant economic decline. As a result, demand for our services and those of our competitors decreased during 2001 and 2002, negatively impacting our consolidated revenues, operating performance, and our industry in general. From 2000 to 2002, our consolidated net sales declined from nearly $500 million to just under $250 million.

From 2001 through 2003, in order to address the changing market environment, we implemented an operational restructuring plan. This plan included the closure of various facilities and selected design centers throughout the United States, streamlining certain manufacturing facilities, eliminating certain sales offices, including a sales office based in Tokyo, scaling down our Anaheim, California and Virginia facilities, and reallocating production to facilities with lower cost structures in order to improve operating cash flow. We also wrote-down unutilized assets.

Despite our considerable efforts to reduce our cost structure and consolidate operations, we were unable to overcome the negative impact that the prolonged economic downturn in our market and end-markets had on our business and financial condition. As economic and capital markets conditions deteriorated, we were unable to raise additional equity capital and were not able to generate sufficient cash from operations to reduce our debt to a manageable level. As a result, as of December 31, 2002, we had approximately $313.7 million in debt, including capital leases.

As of December 31, 2002, we defaulted on certain financial covenants of our pre-restructuring loan documents, and as a result, were not permitted to pay interest to the holders of our convertible subordinated notes in March or April of 2003, or to the holders of our senior discount notes in May of 2003. Our failure to make these interest payments resulted in a subsequent default on obligations under our convertible subordinated notes and senior discount notes. These events necessitated the filing of a bankruptcy petition under Chapter 11 in August 2003. Our total debt at that time, including capital leases, was approximately $335 million, including approximately $211 million in principal and accrued interest on our convertible subordinated notes and approximately $18 million in principal and accrued interest on our senior discount notes.

We then began negotiations with both the secured lenders under our pre-restructuring loan documents and the committees formed by holders of our convertible notes and senior discount notes. After several months of negotiations, we restructured our debt outside of a bankruptcy proceeding. In August 2003, we entered into agreements with certain of our lenders to effectuate and support the reorganization and restructuring of our debt. The consenting lenders also agreed to support our plan of reorganization. The result of our plan was a restructuring of our public debt that created a capital structure that could be supported by the cash flow of our operating subsidiaries. The plan reduced our total debt and accrued interest by more than $210 million, and reduced our future annual cash interest expenses by approximately $16 million.

Our Recent Bankruptcy and Reorganization

On August 20, 2003, DDi Corp. and our subsidiary, DDi Capital, filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On December 12, 2003, we reorganized and emerged from bankruptcy. DDi Corp. and our subsidiaries are now operating our businesses and properties as a group of reorganized entities pursuant to the terms of the plan of reorganization. The following is a summary of some of the transactions that were consummated on or about the effective date of our plan of reorganization:

Board and Management.    Our board of directors was reconstituted to consist of the following seven members: Robert Amman, David Blair, Robert Guezuraga, Jay B. Hunt, Andrew Lietz, Bruce McMaster and Carl Vertuca. No significant changes occurred in our senior management as a result of the bankruptcy.

Charter Documents.    Our certificate of incorporation and bylaws were amended and restated in the bankruptcy. We now have 80,000,000 shares of capital stock, consisting of 75,000,000 shares of Common Stock, $.001 par value per share, and 5,000,000 shares of Preferred Stock, $.001 par value per share. In addition, a certificate of designating 1,000,000 shares of preferred stock as Series A preferred stock became effective. For further information about our capital stock, see “Description of Capital Stock.”

Treatment of Our Pre-Bankruptcy Equity.    All of our pre-bankruptcy equity securities, including all outstanding shares of our common stock and all outstanding options to purchase common stock, were cancelled.

Treatment of Our Pre-Bankruptcy Debt.    All of our pre-bankruptcy documents evidencing or creating any indebtedness were cancelled or satisfied in full and discharged, including, without limitation, $105.5 million of our 6.25% convertible subordinated notes due 2007, $105.1 million of our 5.25% convertible subordinated notes due 2008 and $17.6 million of DDi Capital’s 12.5% senior discount notes due 2007. Our $65.9 million credit facility was restructured and repaid, and we entered into a new credit facility, described below.

Issuance of Common Stock.    We issued an aggregate of 23,500,000 shares of our common stock to the holders of our old convertible subordinated notes. We issued 249,926 shares of common stock to the holders of our pre-bankruptcy common stock. As of February 6, 2004, we have granted options to purchase an aggregate of 2,622,434 shares of our common stock under our 2003 Management Equity Incentive Plan. An additional 4,737,974 shares of our common stock may be issued to members of management under our 2003 Management Incentive Plan and 2003 Directors Equity Incentive Plan upon the exercise of options granted under the plans or pursuant to restricted stock grants. An aggregate of 4,035,454 shares of our common stock may be issued upon the exercise of our outstanding warrants.

Issuance of Series A Preferred Stock.    We issued an aggregate of 1,000,000 shares of our Series A preferred stock to the holders of our old convertible subordinated notes. For further information about our Series A preferred stock, see “Description of Capital Stock.”

Issuance of Warrants.    We issued warrants to purchase an aggregate of 3,051,507 shares of our common stock to the lenders under our credit facility. These warrants are held in an escrow account until December 12, 2005 and are exercisable at an initial exercise price of $0.01 per share from December 13, 2005 through July 31, 2008. We may reduce the number of these warrants that are exercisable by permanently reducing and terminating our borrowings under the credit facility by at least 50% by December 12, 2005. The warrants will be reduced by 50% if our borrowings under the credit facility is reduced by 50% or more as of December 12, 2005, and the warrants will be terminated if 100% of our borrowings under the credit facility are paid by December 12, 2005. We issued warrants to purchase an aggregate of 762,876 shares of our common stock to the holders of our old senior discount notes, which were cancelled in our bankruptcy case. These warrants are also held in an escrow account until December 12, 2005 and are exercisable at an initial exercise price of $0.01 per share from December 13, 2005 through July 31, 2008. These warrants will be terminated if, on or before December 12, 2005, DDi Capital permanently and irrevocably elects to make payments of interest in cash in lieu of payment of interest by issuing additional accreting notes or pays all of its indebtedness to the warrant holders, which was $17.7 million as of February 6, 2004. For further information about our warrants and registration rights, see “Description of Capital Stock.”

Management and Director Stock Options.    As of February 6, 2004, we have granted options to purchase an aggregate of 2,622,434 shares of our common stock under our 2003 Management Equity Incentive Plan. We are authorized to issue 1,250,000 shares of restricted common stock and grant options to purchase up to 2,521,362 additional shares of common stock under the plan. We are also authorized to issue up to 600,000 shares of common stock pursuant to stock options to be granted to non-employee directors under our 2003 Directors Equity Incentive Plan.

Senior Accreting Notes.    DDi Capital issued $17.7 million in senior accreting notes pursuant to an indenture. Interest is payable on the notes by issuance of additional senior accreting notes an annual rate of 16% or, at DDi Capital’s election, in cash at an annual rate of 14%. The notes mature on January 1, 2009 and are redeemable by DDi Capital. The notes have covenants customary for securities of this type.

New Credit Facility.    The aggregate outstanding unpaid principal amount of senior debt, plus interest and fees, under the Dynamic Details senior credit facility was restructured, exchanged and repaid in the bankruptcy. The rights of the lenders under Dynamic Details $65.9 million credit facility were modified, exchanged and restated as provided in our new credit facility. Our new $72.9 credit facility consists of:

•	a $15 million revolving and term loan facility, which will be available as a revolving loan until June 30, 2005, and thereafter shall be converted to a term loan with an April 15, 2008 maturity date; and

•	a $57.9 million term loan with an April 15, 2008 maturity date.

The credit facility had $67.9 million outstanding and $0.5 million of letters of credit obligations outstanding as of February 6, 2004. No significant amortization of any loan under the credit facility will be due until 2005. In connection with the credit facility, we and DDi Capital executed and delivered two guarantee and collateral agreements, pursuant to which (a) we pledged one hundred percent (100%) of the common stock of DDi Intermediate as collateral to secure the credit facility, and (b) DDi Intermediate pledged one hundred percent (100%) of the common stock of DDi Capital as collateral to secure the credit facility. Our subsidiary, DDi Europe, also has a £14.3 million ($25.3 million) credit facility and £7.0 million ($12.5 million) revolving credit facility. For further information about our debt obligations, see “Managements’ Analysis and Discussion of Financial Conditions and Results of Operations—Liquidity and Capital Resources.”

Set forth below is a chart diagramming our current capitalization and debt structure:

Legal Proceedings

On August 20, 2003, DDi Corp. and DDi Capital, filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code (collectively, the “Chapter 11 Cases”) with the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), under case number 03-15261. DDi Corp.’s other direct and indirect wholly-owned subsidiaries, including Intermediate, DDi Europe and Dynamic Details were not parties to the Chapter 11 Cases. After the Chapter 11 Cases were filed, DDi Corp. and DDi Capital continued to manage their properties and operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with Sections 1107(a) and 1108 of Chapter 11 until December 2, 2003, when both companies emerged from bankruptcy. DDi Corp., DDi Capital and their subsidiaries are now operating their businesses and properties as a group of reorganized entities pursuant to the terms of the plan of reorganization.

In October and November 2003, several class action complaints were filed in the United States District Court for the Central District of California on behalf of purchasers of our common stock, alleging violations of the federal securities laws between December 19, 2000 and April 29, 2002. Named as defendants in these complaints are Bruce D. McMaster, our President and Chief Executive Officer, Joseph P. Gisch, our Chief Financial Officer, Charles Dimick, former Chairman of our Board of Directors, Gregory Halvorson, our former Vice President of Operations, and John Peters, our former Vice President of Sales and Marketing. Neither DDi Corp. nor any of its subsidiaries was named in this lawsuit. The complaints seek unspecified damages and allege that defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 by, among other things, misrepresenting and/or failing to disclose material facts about the Company’s reported and projected financial results during the class period. In December 2003, a related class action complaint was filed in the Central District of California alleging similar claims against the same parties and seeking unspecified damages, but also adding causes of action under the Securities Act of 1933 in connection with the Company’s February 2001 secondary offering. This complaint alleges that the defendants misrepresented and/or failed to disclose material facts about the Company’s reported and projected financial results in connection with the registration statement and prospectus for the secondary offering. This complaint also added former directors David Dominik, Steven Pagliuca, Steven Zide, and Mark Benham as defendants, as well as Bain Capital, Inc. and the underwriters of the February 2001 offering. On December 16, 2003, a federal district court judge consolidated the Central District of California actions in to a single action, In re DDi Corp. Securities Litigation, Case No. CV 03-7063 MMM (SHx). At present, motions are pending from three lead plaintiff groups and their respective lead counsel requesting that the Court appoint lead plaintiff and lead counsel in these matters. The Court is scheduled to rule on the motions on February 23, 2004. Defendants need not respond to any complaint in this action until after such ruling is made pursuant to a November 12, 2003 scheduling order. We believe the claims are without merit and that the action will be defended vigorously. However, there can be no assurance that defendants will succeed in defending or settling this action. We cannot assure you that the action will not have a material adverse effect on our business, financial condition and results of operations.

MANAGEMENT

Directors and Executive Officers

The following table, together with the accompanying text, sets forth certain information as of February 6, 2004 with respect to each of our directors and executive officers.

Name	Age	Office
Bruce D. McMaster	42	President, Chief Executive Officer and Director
Joseph P. Gisch	47	Senior Vice President and Chief Financial Officer
David Blair	53	Chief Executive Officer of DDi Europe and Director
Michael Moisan	49	Senior Vice President and Chief Operations Officer
Timothy J. Donnelly	44	Vice President, Secretary and General Counsel;
Thomas Ingham	48	Vice President, Sales and Marketing—Eastern Region
Jay Latin	40	Vice President, Sales and Marketing—Western Region
Robert J. Amman	65	Director
Robert Guezuraga	55	Director
Jay B. Hunt	64	Director and Chairman of the Board of Directors
Andrew E. Lietz	65	Director
Carl R. Vertuca, Jr.	56	Director

The President, Chief Executive Officer, Chief Financial Officer and Treasurer are elected annually by the Board of Directors at its first meeting following the annual meeting of stockholders. Other executive officers may be appointed by the Board of Directors at such meeting or at any other meeting. All executive officers serve at the pleasure of the Board of Directors.

Bruce D. McMaster has served as our President since 1991 and as a Director and our Chief Executive Officer since 1997. Before becoming our President, Mr. McMaster worked in various management capacities in our engineering and manufacturing departments. Mr. McMaster also serves as President and Chief Executive Officer of DDi Capital and Dynamic Details and serves as an executive officer of our other subsidiaries.

Joseph P. Gisch has served as Chief Financial Officer since December 2003, a position he previously held from 1995 to March 2003. From March to December 2003, Mr. Gisch served as our Executive Vice President of Business Development and Strategic Planning, focusing on our financial restructuring. Mr. Gisch also serves as Vice President, Chief Financial Officer and Treasurer of Dynamic Details. From 1986 to 1995, Mr. Gisch was a partner at the accounting firm of McGladrey & Pullen, LLP where he was responsible for the audit, accounting and information systems for a variety of manufacturing clients. Mr. Gisch was responsible for our general accounting and income tax matters. Mr. Gisch has not been responsible for any of our audit services since 1991.

David Blair has served as Chief Executive Officer of DDi Europe since January 2002, and as a director of DDi Corp. since December 2003. Prior to joining us, Mr. Blair was retired from L Gardner PLC, where he last served as Chief Executive Officer.

Michael Moisan has served as our Vice President, Operations—East Coast from October 2001 to 2002 and Chief Operations Officer since 2002. Mr. Moisan has over two decades of experience in the EMS/PCB industry. Mr. Moisan oversaw our Anaheim operation from 1996 to October 2001. Prior to joining DDi, he was Director of Engineering at Circuitwise, an automotive printed circuit board supplier, from 1995 to 1996. He served as Director of Operations at AMP AKZO, a printed circuit board company, from 1990 to 1996 and as Director of Research at PCK Technology, an electronics research and development company, from 1982 to 1990.

Timothy J. Donnelly has served as our General Counsel, Vice President & Secretary since 2000. Prior to joining us, Mr. Donnelly was the Assistant General Counsel of Rockwell International Corporation from 1991 to 2000 and was an associate at Latham & Watkins from 1986 through 1990.

Thomas Ingham has served as our Vice President of Sales and Marketing since September 2001. Mr. Ingham has served Dynamic Details in various positions in sales and marketing over the last five years, starting as Regional Manager. Prior to joining Dynamic Details, Mr. Ingham worked for 12 years at Insulectro, a supplier of PCB materials and laminates, in various positions, most recently as Vice President, Sales and Marketing.

Jay Latin has served as our Vice President, Sales and Marketing-Western Region since 2002. From 1998-2002 he served us as Mid-west Region manager. From 1993-1998 he served as a sales person for Southern California.

Robert J. Amman has served on our board of directors since December 2003. Mr. Amman is currently the sole member of Blackland Associates LLC, through which he provides consulting services. From 1999 to 2000, Mr. Amman served as President of Global TeleSystems, Inc. (“GTS”), a European broadband network services provider. From 2000 to 2002, Mr. Amman was Chairman and Chief Executive Officer of GTS. Mr. Amman was Chairman, President and Chief Executive Officer of John H. Harland Company, a printing firm, from 1995 to 1998. Previously, from 1994 to 1995, he served as Vice Chairman of First Financial Management Corporation. From 1988 to 1994, Mr. Amman served as President and Chief Executive Officer of Western Union Corporation.

Robert Guezuraga has served on our board of directors since 2001. Mr. Guezuraga has been Senior Vice President and President, Cardiac Surgery, of Medtronic, Inc. a medical technology company since August 1999. From September 1998 to August 1999, he served as Vice President and General Manager of Medtronic Physio-Control International, Inc., a subsidiary of Medtronic that manufactures, sells and services external defibrillators and related medical equipment and accessories. From August 1994 to September 1998 he served as President and Chief Operating Officer of Physio-Control International, Inc., a medical equipment manufacturer. Prior to that, Mr. Guezuraga served as President and CEO of Positron Corporation from 1987 to 1994 and held various management positions within General Electric Corporation, including GE’s Medical Systems division.

Jay B. Hunt has served on our board of directors and as Chairman of the Board of Directors since December 2003. He been a principal of The Development Group, a business and financial advisory services firm, since 1993. From 1983 to 1987 he served as Chairman & Chief Executive Officer of FN Realty Services, a specialized financial services company. From 1988 to 1990, he was Executive Vice President, member of the Executive Committee and Director of FM Productions, an entertainment services firm. He is a member of the Board of Directors of Electronic Medical Management, Inc., member of the Board of Advisors of Joie De Vivre Hospitality, Chairman of the Board and a Director of the Ischemia Research & Education Foundation and a Director of the Indiana University Foundation.

Andrew E. Lietz has served as a Director of the Company since December 2003. Mr. Lietz currently serves as the Managing Director of Rye Capital Management, a private equity investment firm he founded in 2001. From September 2000 until June 2002, Mr. Lietz served as Executive Chairman of Clare Corporation, a manufacturer of integrated circuits. From October 1995 until June 2000, he served as President and Chief Executive Officer of Hadco Corporation, a global manufacturer of electronic interconnect products and services. Previously, Mr. Lietz served as Chief Operating Officer and Vice President of Hadco from July 1991 to October 1995, and served as director of Hadco from February 1993 through June 2000. Mr. Lietz serves as a director of Amphenol Corporation, a global manufacturer of electronic components for the industrial and military marketplace, Omtool, Ltd., a provider of e-mail and fax based messaging software, and Safeguard Scientifics, Inc He also serves on the Board of Trustees for the University System of New Hampshire.

Carl R. Vertuca, Jr. has served as a director since December 2003. Mr. Vertuca is president of The Vertuca Group, a venture capital and real estate investment company since April 2000. He is also a managing member of the limited liability company that is the general partner of SOB Ventures, a private equity fund. Since 1993 he was executive vice president and a board member of The Dii Group, a publicly held contract manufacturing company, which was acquired by Flextronics International for $2.3 billion in April 2000. Prior to his tenure at The Dii Group, Mr. Vertuca held various senior level management positions in manufacturing, engineering and finance at IBM Corporation and StorageTek Corporation. Mr. Vertuca received his Associate of Arts degree in Mechanical Engineering, a Bachelor of Science degree in business and a Master of Business Administration degree from the University of Kentucky.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nomination and governance committee.

The audit committee assists the board in fulfilling its oversight responsibilities by reviewing the financial information that will be provided to our stockholders, the systems of internal controls that management and the board of directors have established, the independence of our auditors and all audit processes. The audit committee:

•	consults with our independent public accountants to review our annual financial statements and related footnotes prior to their submission to the board of directors;

•	discusses with the independent public accountants our internal financial controls, the audit scope and procedural plans, and recommendations by the auditors;

•	assesses and confirms the independence of the independent public accountants selected as auditor; and

•	coordinates our internal and external audits.

The audit committee has the sole authority and responsibility to select, evaluate and, where appropriate, replace the independent public accountants. In addition, the audit committee reviews all services provided by the independent public accountants and all fees paid to them.

The compensation committee is responsible for our compensation strategy and structure on a company-wide basis and, in particular, for the compensation of our executive officer and key managers. The compensation committee administers our Management Equity Incentive Plan and recommends the implementation of new plans or changes to existing plans, and recommends compensation for our non-employee directors. The compensation committee is also responsible for oversight of executive development initiatives and succession planning for our key executive officers.

The nominating and governance committee recommends nominees for election as directors, leads the annual review of the board’s performance, recommends board committee members, recommends governance guidelines and procedures and reviews management recommendations for officers to be elected by the board.

Director Liability and Indemnification of Directors and Officers

Our restated certificate of incorporation eliminates the liability of our directors for monetary damages for breaches of fiduciary duties, except for circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law.

Our restated certificate of incorporation requires us to indemnify our directors and officers to the fullest extent permitted by the Delaware corporation statute. We have also entered into indemnification agreements with 18 persons, including each director and named executive officer, requiring us to indemnify such persons to the fullest extent permitted by the Delaware corporation statute.

Executive Compensation

We are required by the SEC to disclose compensation earned during the last three fiscal years by (a) our Chief Executive Officer; (b) our four most highly compensated executive officers, other than the Chief Executive Officer, who were serving as executive officers at the end of fiscal 2003; and (c) up to two additional individuals for whom such disclosure would have been provided under clause (a) and (b) above but for the fact that the individual was not serving as one of our executive officers at the end of fiscal 2003; provided, however, that no disclosure need be provided for any executive officer, other than the CEO, whose total annual salary and bonus does not exceed $100,000.

Accordingly, the following sections disclose information regarding compensation earned during the last three fiscal years by (a) Bruce McMaster, our Chief Executive Officer; and (b) David Blair, Joseph Gisch, Michael Moisan and Timothy Donnelly, the four most highly-compensated executive officers, other than the Chief Executive Officer, who were serving as executive officers at the end of fiscal 2002 and whose salary and bonus exceeded $100,000 and (c) Terry Wright for whom disclosure would be required as one of the Company’s most highly-compensated executive officers, but for the fact that he was not serving as an executive officer of the Company at the end of fiscal 2003. All of these officers are referred to in this Prospectus as the “Named Executive Officers.”

Summary Compensation Table

The annual and long-term compensation of our chief executive officer and other executive officers named below was as follows for the years ended December 31, 2001, 2002 and 2003:

		Annual Compensation				Long-Term Compensation		All Other Compensation ($)
Name and Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)		Restricted Stock Awards (#)	Options to Purchase Common Stock (#)
Bruce D. McMaster	2003	501,256	—	—	*	—	622,482	127,062	(1)
President and	2002	194,814	—	—	*	—	—	252,973	(1)
Chief Executive Officer	2001	441,475	—	—	*	—	80,000	103,519	(1)

David Blair(2)	2003	330,922	—	54,312	(3)	—	165,999	113,735	(3)
Chief Executive Officer of DDi Europe	2002	259,304	—	49,746	(3)	—	—	—

Joseph P. Gisch	2003	305,000	—	—	*	—	142,250	61,504	(4)
Chief Financial Officer	2002	230,963	—	—	*	—	—	62,028	(4)
	2001	273,060	—	—	*	—	110,000	16,529	(4)

Michael Moisan	2003	290,897	—	—	*	—	165,999	58,503	(5)
Chief Operations Officer	2002	275,000	—	—	*	—	—	218,737	(5)
	2001	289,126	—	—	*	—	137,500	3,323	(5)

Timothy J. Donnelly	2003	225,000	—	—	*	—	82,995	45,336	(6)
Vice President, Secretary and	2002	182,596	—	—	*	—	—	45,249
General Counsel	2001	175,405	65,718	—	*	—	27,500	163	(6)

Terry L. Wright	2003	275,000	—	—	*	—	82,995	55,336	(7)
Vice President and	2002	247,500	—	—	*	—	—	56,062	(7)
Chief Technology Officer	2001	260,060	—	—	*	—	77,500	21,460	(7)

*	The aggregate amount of perquisites and other benefits paid did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus of the named executive officer.

(1)

Other compensation for 2003 consisted of: (a) $126,750 representing a discretionary retention bonus under the Dynamic Details Key Employee Retention program (“KERP”), and (b) $312 representing term life insurance premiums paid by the Company for the benefit of Mr. McMaster. Other compensation for 2002 consisted of: (a) $252,000 representing a discretionary retention bonus under the Dynamic Details Key Employee

Retention Program (“KERP”), which was deferred by Mr. McMaster and actually paid in February 2003; (b) $661 representing Company contributions for Mr. McMaster’s account under the Company’s 401(k) Plan; and (c) $312 representing term life insurance premiums paid by the Company for the benefit of Mr. McMaster. Other compensation for 2001 consisted of: (a) $102,457 representing payments from an escrow account established in connection with the 1997 Recapitalization to satisfy certain tax obligations incurred in connection with the 1997 Recapitalization; (b) $750 representing Company contributions for Mr. McMaster’s account under the Company’s 401(k) Plan; and (c) $312 representing term life insurance premiums paid by the Company for the benefit of Mr. McMaster.

(2)	Mr. Blair has served as President of DDi Europe since January 2002. Mr. Blair’s compensation is paid by the Company in British Pounds and for purposes of this Summary Compensation Table have been converted to U.S. Dollars at the weighted average exchange rate for the relevant fiscal year (for fiscal year ended December 31, 2002: US$1.50321: £1.00; for fiscal year ended December 31, 2003: US$1.6412: £1.00.

(3)	Other annual compensation for 2003 included an automobile allowance of $45,954. Other annual compensation for 2002 included an automobile allowance of $42,090. No other perquisites exceeded 25% of the total perquisites for 2003 or 2003. Other compensation for 2003 consisted of $113,735 representing a discretionary retention bonus under the KERP.

(4)	Other compensation for 2003 consisted of: (a) $61,000 representing a discretionary retention bonus under the KERP; and (b) $503 representing term life insurance premiums paid by the Company for the benefit of Mr. Gisch. Other compensation for 2002 consisted of: (a) $61,000 representing a discretionary retention bonus under the KERP; (b) $716 representing Company contributions for Mr. Gisch’s account under the Company’s 401(k) Plan; and (c) $312 representing term life insurance premiums paid by the Company for the benefit of Mr. Gisch. Other compensation for 2001 consisted of: (a) $15,467 representing payments from an escrow account established in connection with the 1997 Recapitalization to satisfy certain tax obligations incurred in connection with the 1997 Recapitalization; (b) $750 representing Company contributions for Mr. Gisch’s account under the Company’s 401(k) Plan; and (c) $312 representing term life insurance premiums paid by the Company for the benefit of Mr. Gisch.

(5)	Other compensation for 2003 consisted of (a) $58,000 representing a discretionary retention bonus under the KERP; and (b) $503 representing term life insurance premiums paid by the Company for the benefit of Mr. Moisan. Other compensation for 2002 consisted of: (a) $58,000 representing a discretionary retention bonus under the KERP; (b) $312 representing term life insurance premiums paid by the Company for the benefit of Mr. Moisan; and (c) $160,425 representing a relocation allowance. Other compensation for 2001 consisted of: (a) $2,281 representing payments from an escrow account established in connection with the 1997 Recapitalization to satisfy certain tax obligations incurred in connection with the 1997 Recapitalization; (b) $750 representing Company contributions for Mr. Moisan’s account under the Company’s 401(k) Plan; and (c) $312 representing term life insurance premiums paid by the Company for the benefit of Mr. Moisan.

(6)	Other compensation for 2003 consisted of (a) $45,000 representing a discretionary retention bonus under the KERP and (b) $336 representing term life insurance premiums paid by the Company for the benefit of Mr. Donnelly. Other compensation for 2002 consisted of (a) $45,000 representing a discretionary retention bonus under the KERP and (b) $249 representing term life insurance premiums paid by the Company for the benefit of Mr. Donnelly. Other compensation for 2001 consisted of $163 representing term life insurance premiums paid by the Company for the benefit of Mr. Donnelly.

(7)	Other compensation for 2003 consisted of: (a) $55,000 representing a discretionary retention bonus under the KERP; and (b) $336 representing term life insurance premiums paid by the Company for the benefit of Mr. Wright. Other compensation for 2002 consisted of: (a) $55,000 representing a discretionary retention bonus under the KERP; (b) $750 representing Company contributions for Mr. Wright’s benefit under the Company’s 401(k) Plan; and (c) $312 representing term life insurance premiums paid by the Company for the benefit of Mr. Wright. Other compensation for 2001 consisted of: (a) $20,398 representing payments from an escrow account established in connection with the 1997 Recapitalization to satisfy certain tax obligations incurred in connection with the 1997 Recapitalization; (b) $750 representing Company contributions for Mr. Wright’s account under the Company’s 401(k) Plan; and (c) $312 representing term life insurance premiums paid by the Company for the benefit of Mr. Wright.

Stock Options

Stock Option Grants.    The following table shows stock option grants to the Named Executive Officers during fiscal 2003. As explained more fully in the footnotes to the following table, the number of shares of common stock that may be acquired by any of the Named Executive Officers pursuant to the option grants listed below will be less than the aggregate total of the individual grants, depending upon the level of the Company’s repayment of its senior credit facility.

Option/SAR Grants in Last Fiscal Year

Name	Number of Securities Underlying Options/SARs Granted (#)(1)		Percentage of Total Options/ SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/sh)	Expiration Date	Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
						5% ($)	10% ($)
Bruce D. McMaster	170,069	(2)	6.5%	$0.490	12/19/2013	$1,301,789	$2,122,242
	170,069	(2)	6.5%	$5.000	12/19/2013	$534,777	$1,355,231
	170,069	(2)	6.5%	$5.750	12/19/2013	$407,226	$1,227,679
	112,276	(3)	4.3%	$0.001	12/19/2008	$914,317	$1,455,963

David Blair	45,351	(4)	1.7%	$0.490	12/19/2013	$347,138	$565,922
	45,351	(4)	1.7%	$5.000	12/19/2013	$142,605	$361,389
	45,351	(4)	1.7%	$5.750	12/19/2013	$108,592	$327,376
	29,940	(3)	1.1%	$0.001	12/19/2008	$243,816	$388,253

Joseph P. Gisch	39,682	(5)	1.5%	$0.490	12/19/2013	$303,745	$495,180
	39,682	(5)	1.5%	$5.000	12/19/2013	$124,779	$316,214
	39,682	(5)	1.5%	$5.750	12/19/2013	$95,017	$286,453
	26,198	(3)	1.0%	$0.001	12/19/2008	$213,343	$339,728

Michael Moisan	45,351	(4)	1.7%	$0.490	12/19/2013	$347,138	$565,922
	45,351	(4)	1.7%	$5.000	12/19/2013	$142,605	$361,389
	45,351	(4)	1.7%	$5.750	12/19/2013	$108,592	$327,376
	29,940	(3)	1.1%	$0.001	12/19/2008	$243,816	$388,253

Timothy J. Donnelly	22,675	(6)	0.9%	$0.490	12/19/2013	$173,565	$282,955
	22,675	(6)	0.9%	$5.000	12/19/2013	$71,301	$180,691
	22,675	(6)	0.9%	$5.750	12/19/2013	$54,295	$163,684
	14,970	(3)	0.6%	$0.001	12/19/2008	$121,908	$194,127

Terry L. Wright	22,675	(6)	0.9%	$0.490	12/19/2013	$173,565	$282,955
	22,675	(6)	0.9%	$5.000	12/19/2013	$71,301	$180,691
	22,675	(6)	0.9%	$5.750	12/19/2013	$54,295	$163,684
	14,970	(3)	0.6%	$0.001	12/19/2008	$121,908	$194,127

(1)	The Company is required by the SEC to use 5% and 10% assumed rate of appreciation over the ten year option term. This does not represent the Company’s estimate or projection of the future Common Stock price. If the Common Stock does not appreciate, the Named Executive Officers will receive no benefit from the options.

(2)	Subject to the exercise limitations described in the following sentence, one-third (33 1/3%) of the total vests on December 12, 2003, 33 1/3% of the total vests on June 12, 2005 and 33 1/3% of the total vests on December 12, 2006. Only 162,357 of the total shares will become exercisable if the Company has repaid at least 50% but less than 100% of its total commitments (the “Commitments”) under its Senior Credit Agreement, dated as of December 12, 2003, among certain subsidiaries of the Company, JPMorgan Chase Bank, as Administrative Agent, and the Lenders named therein (the “Senior Credit Agreement”) by December 12, 2005 (the “Bank Determination Date”) and (ii) only 149,701 of the total shares will become exercisable if the Company has repaid 100% of the Commitments by the Bank Determination Date.

(3)	One hundred percent (100%) of the total will become exercisable on the Bank Determination Date if the Company has repaid 100% of the Commitments by the Bank Determination Date, (ii) fifty percent of the total will become exercisable on the Bank Determination Date if the Company has repaid at least 50% but less than 100% of the Commitments by the Bank Determination Date and (iii) none of the total will become exercisable if less than 50% of the Commitment have been repaid by the Bank Determination Date.

(4)	Subject to the exercise limitations described in the following sentence, one-third (33 1/3%) of the total vests on December 12, 2003, 33 1/3% of the total vests on June 12, 2005 and 33 1/3% of the total vests on December 12, 2006. Only 43,296 of the total shares will become exercisable if the Company has repaid at least 50% but less than 100% of the Commitments the Senior Credit Agreement by the Bank Determination Date and (ii) only 39,920 of the total shares will become exercisable if the Company has repaid 100% of the Commitments by the Bank Determination Date.

(5)	Subject to the exercise limitations described in the following sentence, one-third (33 1/3%) of the total vests on December 12, 2003, 33 1/3% of the total vests on June 12, 2005 and 33 1/3% of the total vests on December 12, 2006. Only 37,884 of the total shares will become exercisable if the Company has repaid at least 50% but less than 100% of the Commitments the Senior Credit Agreement by the Bank Determination Date and (ii) only 34,931 of the total shares will become exercisable if the Company has repaid 100% of the Commitments by the Bank Determination Date.

(6)	Subject to the exercise limitations described in the following sentence, one-third (33 1/3%) of the total vests on December 12, 2003, 33 1/3% of the total vests on June 12, 2005 and 33 1/3% of the total vests on December 12, 2006. Only 21,647 of the total shares will become exercisable if the Company has repaid at least 50% but less than 100% of the Commitments the Senior Credit Agreement by the Bank Determination Date and (ii) only 19,960 of the total shares will become exercisable if the Company has repaid 100% of the Commitments by the Bank Determination Date.

Option Exercises/Fiscal Year End Value.    The following table shows stock option exercises and the value of unexercised stock options held by the Named Executive Officers during fiscal 2003.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End (#)			Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End ($)
Name			Exercisable	Unexercisable (1)		Exercisable	Unexercisable (1)
Bruce D. McMaster	—	—	149,701	472,781	(2)	$1,639,725	$5,599,073
David Blair	—	—	39,920	126,079	(3)	$437,257	$1,493,131
Joseph P. Gisch	—	—	34,931	110,319	(4)	$382,611	$1,306,490
Michael Moisan	—	—	39,920	126,079	(3)	$437,257	$1,493,131
Timothy J. Donnelly	—	—	19,960	63,035	(5)	$218,629	$746,516
Terry L. Wright	—	—	19,960	63,035	(5)	$218,629	$746,516

(1)	As explained more fully in the footnotes to the preceding table, the number of shares of common stock that will become exercisable by any of the Named Executive Officers pursuant to the outstanding options will be less than the number of unexercisable options indicated, depending upon the level of the Company’s repayment of its senior credit facility.

(2)	The maximum number of outstanding options held by Mr. McMaster that may become exercisable upon 100% repayment of the Commitments is 561,378.

(3)	The maximum number of outstanding options held by Messrs. Blair and Moisan that may become exercisable upon 100% repayment of the Commitments is 149,700.

(4)	The maximum number of outstanding options held by Mr. Gisch that may become exercisable upon 100% repayment of the Commitments is 130,991.

(5)	The maximum number of outstanding options held by Messrs. Donnelly and Wright that may become exercisable upon 100% repayment of the Commitments is 74,850.

Employment Contracts and Termination of Employment and Change of Control Arrangements

None of the Company’s Named Executive Officers is currently a party to an employment agreement with the Company.

Compensation Committee Interlocks and Insider Participation

From the beginning of fiscal 2003 until December 12, 2003, the Company’s Compensation Committee was comprised of Prescott Ashe and Edward W. Conard. Since December 19, 2003, the Compensation Committee has been comprised of Robert Guerzuraga, Jay B. Hunt and Andrew Lietz. No member of the Compensation Committee has ever been an officer of the registrant or any of its subsidiaries.

In March 2000, the Company entered into a stockholders agreement with a number of the Company’s stockholders, including Bain Capital Fund V, L.P., Bain Capital Fund V-B, L.P., BCIP Associates and BCIP Trust Associates, L.P. (collectively, the “Bain Funds”). Under the stockholders agreement, the Company granted registration rights with respect to the shares of Common Stock held by these stockholders. The Bain Funds were one of the Company’s largest stockholders prior to our emergence from Chapter 11, two of our former directors who served on the Compensation Committee during 2003 are or were affiliated with the Bain Funds. Edward W. Conard is affiliated with the Bain Funds. Prescott Ashe was formerly affiliated with the Bain Funds.

Compensation of Directors

Directors who are also employees of the Company are not paid any fees or remuneration, as such, for their service on the Board or on any Board committee. Prior to March 2001, the Company did not pay any remuneration to the Company’s non-employee directors.

Cash Compensation.    From the beginning of fiscal 2003 until December 12, 2003, each non-employee director who is “independent” under the Nasdaq Rules was entitled to receive $2,000 for each Board meeting that he attended. Each independent non-employee director is also entitled to receive $2,000 for each committee meeting that he attended in person or telephonically. In addition, each independent non-employee director is entitled to be reimbursed for reasonable travel and other expenses incurred in connection with attending Board and committee meetings. In fiscal 2003, the Company paid Robert Guezuraga and Murrary Kenney $24,000 each for attendance at board and committee meetings.

In December 2003, our Board of Directors adopted a directors compensation plan pursuant to which each of our current and future outside directors or any of our subsidiaries will receive a $20,000 annual retainer, plus $2,000 per meeting attended. The chairman of the Audit Committee will received an additional annual retainer of $15,000., and other Audit Committee members will receive a $10,000 annual committee member retainer. In addition, each other committee chairman will received an additional annual retainer of $10,000. The other members of other committees will receive a $5,000 annual committee member retainer. All committee members will also receive $1,000 per committee meeting attended. The Chairman of our Board will be entitled to a $15,000 annual retainer.

Stock Options.    In December 2003, our Board of Directors adopted the 2003 Directors Equity Incentive Plan, subject to the further approval by the stockholders of the Corporation. We will submit the 2003 Directors Equity Incentive Plan to the Company’s stockholders for approval. Under the plan, the Board may from time to time grant stock options to purchase up to 100,000 shares of our common stock in the aggregate to each non-employee director. In December 2003 the Board approved, subject to stockholder approval of the 2003 Directors Equity Incentive Plan, a grant of our non-employee directors of 100,000 options with an exercise price of $5.00 per share, which was determined by the Board to be the fair market value for our common stock as of the date of grant.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information about the beneficial ownership of our common stock as of February 6, 2004 by:

•	each person known by us to own beneficially more than 5% of the voting power of our outstanding common stock or Series A preferred stock;

•	each of our current directors;

•	our chief executive officer and the other named executive officers; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission based upon voting or investment power over the securities.

Shares and percentages beneficially owned are based upon 24,749,926 shares of common stock outstanding and 1,000,000 shares of Series A preferred stock outstanding on February 6, 2004, together with options, warrants or other convertible securities that are exercisable for such respective securities within 60 days of February 6, 2004 for each stockholder. Under the rules of the Securities and Exchange Commission, beneficial ownership includes shares over which the named stockholder exercises voting and/or investment power. Shares of common stock or Series A preferred stock subject to options, warrants or other convertible securities that are currently exercisable or will become exercisable within 60 days of February 6, 2004 are deemed outstanding for computing the respective percentage ownership of the person holding the option, warrant or other convertible security, but are not deemed outstanding for purposes of computing the respective percentage ownership of any other person. Unless otherwise indicated in the footnotes below, we believe that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws. The inclusion of shares in the table does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of the shares.

	Amount and Nature of Beneficial Ownership
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Right to Acquire	Percent of Outstanding Shares
Executive Officers and Directors:
Bruce McMaster	5,059	149,701	*
Joseph Gisch	705	34,931	*
David Blair	—	39.920	*
Michael Moisan	71	39,920	*
Timothy Donnelly	—	19,960	*
Terry Wright	—	19,960	*
Robert J. Amman	—	—	—
Robert Guezuraga	—	—	—
Jay B. Hunt	—	—	—
Andrew E. Lietz	—	—	—
Carl R. Vertuca, Jr.	—	—	—
All Executive Officers and Directors as a Group (8 persons)	5,967	364,272	1.4%

Principal Stockholders:
FMR Corp.(2) 82 Devonshire Street Boston, MA 02109	2,296,000	—	9.3%

	Amount and Nature of Beneficial Ownership
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Right to Acquire	Percent of Outstanding Shares
Courage Capital Management, LLC(3) 4400 Harding Road Nashville, TN 37205	2,260,818	—	8.7%
Pacific Edge Investment Management, LLC(4) 100 Hamilton Avenue, Suite 100 Palo Alto, CA 94301	1,679,075	—	6.5%

*	Represents beneficial ownership of less than 1% of the outstanding shares of common stock.

(1)	Unless otherwise indicated, the address of each beneficial owner listed is c/o DDi Corp., 1220 Simon Circle, Anaheim, California 92806.

(2)	FMR Corp., on behalf of its direct and indirect subsidiaries, Fidelity Management & Research Company, and Fidelity Management Trust Company and Fidelity International Limited, on behalf of its direct and indirect subsidiaries, is the beneficial owner of 2,296,000 shares of Common Stock as a result of acting as investment adviser to various investment companies.

(3)	This beneficial ownership information is based on information contained in a Schedule 13D dated December 12, 2003 and filed with the Commission on December 22, 2003. Includes 2,061,702 shares beneficially owned by Courage Special Situations Master Fund, L.P. (“Courage Master”). Courage Master’s general partner is Courage Investments, Inc., which by agreement has granted investment control over the shares held by Courage Master to Courage Capital Management, LLC (“Courage Capital”). Courage Capital is controlled by Richard C. Patton (“Patton”) and Donald Farris. Also includes 199,116 shares beneficially owned by HFR ED Special Situations Trust, which, by agreement has granted investment control over the shares held by Courage Capital.

(4)	This beneficial ownership information is based on information contained in a Schedule 13G dated December 31, 2003 and filed with the Commission on January 23, 2004. Pacific Edge Investment Management, LLC is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the stock. Karen Payne is the Manager of Pacific Edge Investment Management, LLC. No individual client’s holdings of the stock are more than five percent of the outstanding common stock.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 75,000,000 shares of common stock, $.001 par value per share, and 5,000,000 shares of preferred stock, $.001 par value per share.

The following summary of provisions of our capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and our bylaws, which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Common Stock

As of February 6, 2004, there were 24,749,926 shares of common stock outstanding, held by 54 stockholders of record. The holders of our common stock include the holders of our old capital stock and our old convertible subordinated notes, all of which were cancelled in our bankruptcy case, certain institutional investors and members of our management team. All outstanding shares of common stock are fully paid and nonassessable. As of February 6, 2004, an additional 6,790,120 shares of common stock are issuable upon the exercise of options or the issuance of restricted stock under our stock option plans and 4,035,454 shares of common stock are issuable upon the exercise of our outstanding warrants.

Each share of our common stock has identical rights and privileges in every respect. The holders of our common stock are entitled to one vote per share on the election of directors and all other matters submitted to a vote of stockholders. Shares of Common Stock will not have cumulative voting rights. Except as otherwise required by law or our certificate of incorporation, the holders of common stock vote together as a single class on all matters submitted to a vote of stockholders.

The holders of common stock are entitled to receive dividends and other distributions that our board of directors may declare from time to time out of funds legally available for that purpose, if any, after the satisfaction of any prior rights and preferences of any then outstanding preferred stock. Our credit facility contains restrictions on our ability to pay dividends to holders of our capital stock. For more information about payment of dividends, see “Market Price Information and Dividend Policy.”

If we liquidate, dissolve or wind-up, the holders of common stock will be entitled to share ratably in the distribution of our assets remaining after satisfaction of all of our obligations and liabilities and after payment of any liquidation preference due the holders of any preferred stock.

Holders of common stock have no preemptive or other rights to subscribe for or purchase additional securities of DDi Corp.

Preferred Stock

As of February 6, 2004, there were 1,000,000 shares of Series A preferred stock outstanding, held by the one holder of record. These shares are beneficially owned by former holders of our old convertible subordinated notes, which were cancelled in our bankruptcy case. Each share of Series A preferred stock has a liquidation value of $15.00 per share, plus accrued and unpaid dividends, for an initial aggregate liquidation preference of $15 million. The Series A preferred stock ranks senior to all other rights, claims, and interests against us with respect to (i) our holdings of capital stock of DDi Europe and (ii) any cash, property or other assets that DDi Europe or any of its subsidiaries transfers to us, which is referred to collectively in this prospectus as “DDi Europe Value.” The holders of Series A preferred stock have no rights, claims and interests in any of our other assets or equity interests.

Each share of Series A preferred stock accrues dividends at a rate of 15% of the liquidation value per year, payable quarterly in arrears, which will compound quarterly and accumulate to the extent not paid. We will pay dividends on our Series A preferred stock only out of DDi Europe Value. We will use our best efforts to cause DDi Europe to pay dividends to us to enable us to pay dividends on the Series A preferred stock as long as DDi Europe will have at least £2.0 million in cash, as reflected upon its balance sheet prepared in accordance with U.K. GAAP, immediately following payment of any dividend. DDi Europe’s credit agreement also contains restrictions on the payment of dividends, including dividends payable to us. For more information about DDi Europe’s’ credit facility, see “Managements’ Analysis and Discussion of Financial Conditions and Results of Operations—Liquidity and Capital Resources.”

We will redeem the Series A preferred stock upon the later of (i) January 31, 2009 or (ii) repayment in full of all obligations under DDi Europe’s credit facility, as amended from time to time, but not as to any extensions of the maturity date. We will redeem the Series A preferred stock using only DDi Europe Value and we may not pay any DDi Europe Value to security holders under our credit facility or the related guarantee and pledge agreements, or our senior accreting notes until the Series A preferred stock is fully redeemed. Each holder of the Series A preferred stock also has the right to require us to redeem the Series A preferred stock upon certain change of control events.

The holders of the Series A preferred stock will vote as a class and are entitled to 1/100 of one vote for each share of Series A preferred stock held. The holders of the Series A preferred stock also have the right to direct us to elect four directors to the board of directors of DDi Europe. After two years, the number of directors of DDi Europe that the holders of the Series A preferred stock shall have the right to elect may vary from one to four, depending on the level of DDi Europe’s earnings before interest, depreciation, taxes and amortization.

The Series A preferred stock have certain covenant rights including covenants restricting DDi Europe’s ability to dispose of certain assets and incur additional indebtedness.

Our board of directors has the authority to issue an additional 4,000,000 share of preferred stock in one or more series, and to fix for each series, the designation of, and number of shares to be included in, each such series. Our board of directors is also authorized to set the powers, privileges, preferences, and qualifications, limitations or restrictions of the shares of each such series. Unless our board of directors provides otherwise, the shares of all such series of preferred stock will rank on a parity with respect to the payment of dividends and to the distribution of assets upon liquidation.

Any issuance by us of shares of our preferred stock may have the effect of delaying, deferring or preventing a change of our control or an unsolicited acquisition proposal. The issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights, powers, including voting rights, of the holders of common stock.

Warrants

Senior Lender Warrants.    We issued warrants to purchase an aggregate of 3,051,507 shares of our common stock to the lenders under our credit facility in connection with our bankruptcy case. The warrants are held in an escrow account until December 12, 2005.

The warrants have a nominal exercise price initially equal to $0.01 per share and are exercisable from December 13, 2005 through July 31, 2008. The number of warrants that may be exercised by the holders will be determined based on the aggregate amount of our borrowings, including accrued and unpaid interest, under the credit facility outstanding on December 12, 2005. The warrants will be reduced by 50% if the credit facility is reduced by 50% or more as of December 12, 2005, and the warrants will be terminated if 100% of our borrowings under the credit facility are paid by December 12, 2005.

The exercise price or number of shares of common stock deliverable upon exercise of the warrants will be adjusted to protect against dilutive and potentially dilutive events affecting the common stock. As of February 6, 2004, the warrants were exercisable for 3,228,364 shares of our common stock.

The warrants and the underlying shares of common stock have demand and piggyback registration rights pursuant to a registration rights agreement.

Senior Discount Warrants.    We issued warrants to purchase an aggregate of 762,876 shares of our common stock to the holders of our old senior discount notes, which were cancelled in our bankruptcy case. The warrants are held in an escrow account until December 12, 2005.

The warrants have a nominal exercise price initially equal to $0.01 per share and are exercisable from December 13, 2005 through July 31, 2008. The warrants will be terminated if, on or before December 12, 2005, DDi Capital permanently and irrevocably elects to make payments of interest in cash in lieu of payment if interest by issuing additional accreting notes or pays all of its indebtedness to the warrant holders.

The exercise price or number of shares of common stock deliverable upon exercise of the warrants will be adjusted to protect against dilutive and potentially dilutive events affecting the common stock. As of February 6, 2004, the warrants were exercisable for 807,090 shares of our common stock.

The warrants and the underlying shares of common stock have demand and piggyback registration rights pursuant to a registration rights agreement.

Registration Rights

The holders of the common stock issued in our bankruptcy case to the holders of our old convertible subordinated notes received certain registration rights with respect to such common stock. We agreed to register the common stock for resale under the Securities Act and to cause such registration statement to become effective on or before December 13, 2005 and to remain effective until December 12, 2008. We also granted the holders an unlimited number of exercises of piggyback registration rights. Any registration statement for the common stock must be in the form of a shelf registration. We agreed to indemnify the holders in connection with any such registration. As of February 6, 2004, 23,500,000 shares of our common stock were subject to those rights. Notwithstanding such registration rights, all of such shares were issued in our bankruptcy case and are freely tradable by any person that is not an underwriter as unrestricted securities.

The holders of the warrants issued in our bankruptcy case to the lenders under our credit agreement holders and the holders of our old senior discount notes also received certain registration rights with respect to the warrants and the shares of our common stock issuable upon exercise of the warrants. We agreed to register the warrants and warrant shares for resale under the Securities Act and to cause such registration statement to become effective on or before December 13, 2005 and to remain effective until December 12, 2008 or all of the warrants are exercised. We also granted the holders an unlimited number of exercises of piggyback registration rights. Any registration statement for the warrants or warrant shares must be in the form of a shelf registration. We agreed to indemnify the holders in connection with any such registration. As of February 6, 2004, the 4,035,454 shares of our common stock issuable upon exercise of warrants were subject to those rights.

We filed a registration statement of which this prospectus is a part in accordance with the terms of a registration rights agreement, dated January 21, 2004, covering 1,000,000 shares of common stock issued on January 21, 2004 to two institutional investors. We agreed to use our best efforts to cause such registration statement to become effective by March 28, 2004. We also granted the holders an unlimited number of exercises of piggyback registration rights. We agreed to indemnify the holders in connection with any such registration. In addition, the registration rights agreement contains a provision granting to such holders the right to participate in future private placements of our common stock.

The holders of our Series A preferred stock issued in our bankruptcy case received registration rights with respect to the Series A preferred stock and any securities issued with respect to such preferred stock. We agreed to register the Series A preferred stock for resale under the Securities Act and to cause such registration statement to become effective on or before December 13, 2004 and to remain effective until December 12, 2006. We also granted the holders an unlimited number of exercises of piggyback registration rights. Any registration statement for the preferred shares must be in the form of a shelf registration. We agreed to indemnify the holders of warrants in connection with any such registration.

None of the holders of our common stock, preferred stock or warrants exercised their piggyback registration rights in connection with the offer of common stock pursuant to this prospectus and registration statement.

Our Board of Directors has approved a Registration Rights Agreement in favor of Bruce McMaster, which has not been finalized or executed.

Delaware Anti-Takeover Law

We are subject to the “business combination” provisions of the Delaware General Corporation Law. In general such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder” unless:

•	the transaction is approved by the board of directors prior to the date the “interested stockholder” obtained such status;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to such date the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 ?% of the outstanding voting stock which is not owned by the “interested stockholder.”

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates or associates, owns 15% or more of a corporation’s voting stock or within three years did own 15% or more of a corporation’s voting stock. However, our certificate of incorporation provides that a stockholder affiliated or associated with the Bain Capital funds will not be considered an “interested stockholder,” notwithstanding that stockholder’s percentage ownership of our voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Potential Anti-takeover Effect of Certain Provisions of Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws contain other provisions that could have an anti-takeover effect. The provisions are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board. These provisions also are intended to help ensure that the board, if confronted by an unsolicited proposal from a third party which has acquired a block of our stock, will have sufficient time to review the proposal and appropriate alternatives to the proposal and to act in what it believes to be the best interest of the stockholders. The following is a summary of such provisions included in our certificate of incorporation and by-laws.

Our certificate of incorporation and bylaws provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The certificate of incorporation and the bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the Chairman of the board of directors, the chief executive officer, or in writing by any two members of the board. Stockholders will not be permitted to call a special meeting or to require the board to call a special meeting.

The bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of such stockholder’s intention to bring that business before the meeting. Although the bylaws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our certificate of incorporation provides for the indemnification of our directors and officers and any person who is or was serving at our request as a director, officer, partner, trustee, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise and any person who was or is serving at our request as a trustee or administrator under an employee benefit plan to the fullest extent authorized by, and subject to, the conditions set forth, in the Delaware General Corporation Law, against all expenses and liabilities. The indemnification provided under our certificate of incorporation includes the right to be paid by us, the expenses in advance of any proceeding for which indemnification may be had in advance of its final disposition.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services.

PLAN OF DISTRIBUTION

The selling securityholders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from a named selling securityholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling securityholders), may sell the securities from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling securityholders may sell the securities by one or more of the following methods, without limitation:

(a)	block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

(b)	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

(c)	an exchange distribution in accordance with the rules of any stock exchange on which the securities are listed;

(d)	ordinary brokerage transactions and transactions in which the broker solicits purchases;

(e)	privately negotiated transactions;

(f)	short sales;

(g)	through the writing of options on the securities, whether or not the options are listed on an options exchange;

(h)	through the distribution of the securities by any selling securityholder to its partners, members or stockholders;

(i)	one or more underwritten offerings on a firm commitment or best efforts basis; and

(j)	any combination of any of these methods of sale.

The selling securityholders may also transfer the securities by gift. We do not know of any arrangements by the selling securityholders for the sale of any of the securities.

The selling securityholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of a selling securityholder. Broker-dealers may agree with a selling securityholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling securityholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling securityholders may also sell the securities in accordance with Rule 144 under the Securities Act of 1933, as amended, rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

From time to time, one or more of the selling securityholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by them. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling securityholders. As and when a selling securityholder takes such actions, the number of securities offered under this prospectus on behalf of such selling securityholder will decrease. The plan of distribution for that selling securityholder’s securities will otherwise remain unchanged. In addition, a selling securityholder may, from time to time, sell the securities short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.

To the extent required under the Securities Act of 1933, the aggregate amount of selling securityholders’ securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling securityholder and/or purchasers of selling securityholders’ securities of securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling securityholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

A selling securityholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with that selling securityholder, including, without limitation, in connection with distributions of the securities by those broker-dealers. A selling securityholder may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. A selling securityholder may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby.

The selling securityholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of securities in the market and to the activities of the selling securityholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We have agreed to indemnify in certain circumstances the selling securityholders and any brokers, dealers and agents who may be deemed to be underwriters, if any, of the securities covered by the registration statement, against certain liabilities, including liabilities under the Securities Act of 1933. The selling securityholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The securities offered hereby were originally issued to the selling securityholders pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. We agreed to register the securities under the Securities Act of 1933, and to keep the registration statement of which this prospectus is a part effective until the date on which the selling securityholders have sold all of the securities. We have agreed to pay all expenses in connection with this offering, including the fees and expenses of counsel or other advisors to the selling securityholders, but not including underwriting discounts, concessions, commissions or fees of the selling securityholders.

We will not receive any proceeds from sales of any securities by the selling securityholders.

We cannot assure you that the selling securityholders will sell all or any portion of the securities offered hereby.

LEGAL MATTERS

The validity of the common stock described in this prospectus has been passed upon by Paul, Hastings, Janofsky & Walker LLP, Costa Mesa, California.

EXPERTS

The consolidated financial statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 included in this prospectus have been so included in reliance on the report, which includes an explanatory paragraph regarding DDi Corp.’s ability to continue as a going-concern, of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission for the common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We are also required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.

You can read the information filed by us with the Securities and Exchange Commission, including the registration statement, over the Internet at the Securities and Exchange Commission’s Web site at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference

You may request a copy of our filings with the Securities and Exchange Commission, at no cost, by writing or telephoning us at the following address:

DDi Corp.

1220 Simon Circle

Anaheim, California 92806

Attention: Investor Relations

Telephone (714) 688-7200

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Accountants	F-2
Consolidated Financial Statements for the Years Ended December 31, 2000, 2001 and 2002 and the Nine Months Ended September 30, 2003 and 2002 (Unaudited)
Consolidated Balance Sheets as of December 31, 2001 and 2002 and September 30, 2003 (unaudited)	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2000, 2001 and 2002 and for the Nine Months Ended September 30, 2003 and 2002 (unaudited)	F-4
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2000, 2001 and 2002 and for the Nine Months Ended September 30, 2003 (unaudited)	F-5
Consolidated Statements of Stockholders’ Equity (Deficit) for the Years Ended December 31, 2000, 2001 and 2002 and for the Nine Months Ended September 30, 2003 (unaudited)	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2000, 2001 and 2002 and for the Nine Months Ended September 30, 2002 and 2003 (unaudited)	F-7
Notes to Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors

DDi Corp.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of DDi Corp. and subsidiaries (the “Company”) at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As disclosed in Notes 3 and 23 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. Accordingly, the Company ceased amortization of its goodwill and other intangible assets with indefinite lives as of January 1, 2002.

As disclosed in Notes 3 and 24 to the consolidated financial statements, effective April 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 145, “Recission of FASB Statements No. 4, 44 and 64, Amendment of SFAS No. 13 and Technical Corrections”. Accordingly, the Company reclassified amounts previously reported as extraordinary items related to the early extinguishment of debt.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses, has a stockholders’ deficit and negative working capital. As described in Note 1, the Company is currently in default on its Senior Credit Facility and is not permitted to pay interest obligations on its 5.25% and 6.25% Convertible Subordinated Notes. These matters, amongst others, raise a substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regards to these matters are also described in Note 1. No adjustments have been made to these consolidated financial statements for these uncertainties.

/s/    PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Orange County, California

January 31, 2003

DDi CORP.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,		September 30, 2003
	2001	2002
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$23,629	$28,934	$6,773
Marketable securities—available for sale	21,886	115	—
Cash, cash equivalents and marketable securities—restricted	—	6,250	—
Accounts receivable, net	42,548	41,986	39,989
Inventories	24,030	28,240	24,915
Prepaid expenses and other	3,178	3,963	4,426
Income tax receivable	9,000	—	—
Deferred income tax asset	12,241	—	—

Total current assets	136,512	109,488	76,103
Property, plant and equipment, net	106,869	83,139	73,399
Debt issuance costs, net	9,778	10,141	9,248
Goodwill and other intangibles, net	218,984	13,982	14,280
Cash, cash equivalents and marketable securities—restricted	—	3,142	7,500
Other	2,384	1,300	868

Total assets	$474,527	$221,192	$181,398

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Liabilities not subject to compromise:
Current liabilities:
Current maturities of long-term debt and capital lease obligations	$17,845	$275,137	$90,985
Current portion of deferred interest rate swap income	96	—	—
Current maturities of other notes payable	441	—	—
Revolving credit facilities	2,975	4,246	9,833
Accounts payable	26,767	27,457	26,791
Accrued expenses	27,582	28,093	26,647
Income tax payable	2,369	68	766

Total current liabilities	78,075	335,001	155,022
Long-term debt and capital lease obligations	260,977	38,509	1,608
Deferred income tax liability	1,628	2,464	492
Notes payable and other	11,375	9,078	5,740

Total liabilities not subject to compromise	352,055	385,052	162,862
Liabilities subject to compromise	—	—	228,557

Total liabilities	352,055	385,052	391,419

Commitments and contingencies (Note 15)

Stockholders’ equity (deficit):
Common stock—$0.01 par value, 75,000,000 shares authorized, 47,950,886 and 49,133,015 shares issued and outstanding at December 31, 2001 and 2002, respectively, and 49,526,136 shares issued and outstanding at September 30, 2003	480	491	496
Additional paid-in capital	541,215	541,775	541,793
Accumulated other comprehensive income (loss)	(4,311)	(3,215)	2,753
Stockholder receivables	(712)	(618)	(630)
Accumulated deficit	(414,200)	(702,293)	(754,433)

Total stockholders’ equity (deficit)	122,472	(163,860)	(210,021)

	$474,527	$221,192	$181,398

The accompanying notes are an integral part of these consolidated financial statements.

DDi CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(unaudited)
Net sales	$497,665	$361,638	$248,826	$184,949	$177,329
Cost of goods sold	306,193	263,563	229,653	166,000	162,588
Restructuring-related inventory impairment	—	3,747	3,465	3,465	1,736

Gross profit	191,472	94,328	15,708	15,484	13,005
Operating expenses:
Sales and marketing	39,723	27,627	22,988	17,676	13,634
General and administration	36,147	21,030	16,521	12,940	12,539
Amortization of intangibles	22,806	22,568	—	—	—
Goodwill impairment	—	—	199,000	72,000	2,427
Restructuring and other related charges	—	76,089	26,574	23,485	2,995
Reorganization expenses	—	—	2,267	—	8,285

Operating income (loss)	92,796	(52,986)	(251,642)	(110,617)	(26,875)
Interest rate swap valuation	—	9,981	—	—	—
Loss on interest rate swap termination	—	—	—	—	5,621
Interest expense (net) and other expense (net)	51,799	41,704	22,148	15,968	16,688

Income (loss) before reorganization proceeding expenses and income taxes	40,997	(104,671)	(273,790)	(126,585)	(49,184)
Reorganization proceeding expenses	—	—	—	—	4,299

Income (loss) before income taxes	40,997	(104,671)	(273,790)	(126,585)	(53,483)
Income tax benefit (expense)	(20,793)	19,621	(14,303)	11,668	1,343

Net income (loss)	20,204	(85,050)	(288,093)	(114,917)	(52,140)
Priority distribution due shares of Class L common stock	(4,356)	—	—	—	—

Net income (loss) allocable to common stock	$15,848	$(85,050)	$(288,093)	$(114,917)	$(52,140)

Income (loss) per share—basic	$0.50	$(1.79)	$(5.98)	$(2.39)	$(1.06)

Income (loss) per share—diluted	$0.47	$(1.79)	$(5.98)	$(2.39)	$(1.06)

The accompanying notes are an integral part of these consolidated financial statements.

DDi CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(unaudited)
Net income (loss)	$20,204	$(85,050)	$(288,093)	$(114,917)	$(52,140)
Other comprehensive income (loss):
Foreign currency translation adjustments	(3,048)	(1,973)	7,257	5,473	516
Cumulative effect of adoption of SFAS No. 133	—	(1,150)	—	—	—
Unrealized gain (loss) on interest rate swap agreements, net of income tax effect	—	1,810	(6,115)	(5,855)	(165)
Reclassification adjustment for loss on interest rate swap termination	—	—	—	—	5,621
Unrealized holding gain (loss) on marketable securities—available for sale	—	50	(46)	(39)	(4)

Comprehensive income (loss)	$17,156	$(86,313)	$(286,997)	$(115,338)	$(46,172)

The accompanying notes are an integral part of these consolidated financial statements.

DDi CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Stockholder Receivables	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
	Shares	Amount
Balance, December 31, 1999	24,302,831	$243	$162,662	$(666)	$(349,354)	$—	$(187,115)
Issuance of common stock upon exercise of stock options	665,376	7	1,261	—	—	—	1,268
Issuance of common stock in initial public offering, net of offering costs of $14,977	12,000,000	120	152,903	—	—	—	153,023
Issuance of common stock in MCM acquisition	2,230,619	22	29,040	—	—	—	29,062
Issuance of common stock in follow-on offering, net of offering costs of $7,557	4,608,121	46	120,848	—	—	—	120,894
Issuance of common stock upon exercise of warrants	451,782	5	102	—	—	—	107
Issuance of common stock through Employee Stock Purchase Plan	69,642	—	1,269	—	—	—	1,269
Income tax benefit of disqualified dispositions of stock options	—	—	171	—	—	—	171
Foreign currency translation adjustment	—	—	—	—	—	(3,048)	(3,048)
Accrued interest on stockholder receivables	—	—	—	(33)	—	—	(33)
Repayment, net, of stockholder receivables	—	—	—	595	—	—	595
Net income	—	—	—	—	20,204	—	20,204

Balance, December 31, 2000	44,328,371	443	468,256	(104)	(329,150)	(3,048)	136,397
Issuance of common stock upon exercise of stock options	531,743	6	3,132	—	—	—	3,138
Issuance of common stock in follow-on offering, net of offering costs of $4,369	3,000,000	30	66,101	—	—	—	66,131
Issuance of common stock through Employee Stock Purchase Plan	90,772	1	1,131	—	—	—	1,132
Foreign currency translation adjustment	—	—	—	—	—	(1,973)	(1,973)
Accrued interest on stockholder receivables	—	—	—	(8)	—	—	(8)
Increase in stockholder receivables	—	—	—	(600)	—	—	(600)
Cumulative adjustment to reflect adoption of SFAS No. 133	—	—	—	—	—	(1,150)	(1,150)
Unrealized gain on interest rate swap agreements, net of income tax effect	—	—	—	—	—	1,810	1,810
Unrealized holding gain on marketable securities	—	—	—	—	—	50	50
Income tax benefit of disqualified dispositions of stock options	—	—	2,391	—	—	—	2,391
Compensation charge for stock option modification	—	—	204	—	—	—	204
Net loss	—	—	—	—	(85,050)	—	(85,050)

Balance, December 31, 2001	47,950,886	480	541,215	(712)	(414,200)	(4,311)	122,472
Issuance of common stock upon exercise of stock options	206,222	2	149	—	—	—	151
Issuance of common stock through Employee Stock Purchase Plan	975,907	9	329	—	—	—	338
Foreign currency translation adjustment	—	—	—	—	—	7,257	7,257
Accrued interest on stockholder receivables	—	—	—	(16)	—	—	(16)
Repayment of stockholder receivables	—	—	—	110	—	—	110
Unrealized loss on interest rate swap agreements, net of income tax effect	—	—	—	—	—	(6,115)	(6,115)
Unrealized holding gain on marketable securities	—	—	—	—	—	(46)	(46)
Compensation charge for stock option modification	—	—	82	—	—	—	82
Net loss	—	—	—	—	(288,093)	—	(288,093)

Balance, December 31, 2002	49,133,015	491	541,775	(618)	(702,293)	(3,215)	(163,860)
Issuance of common stock upon exercise of stock options (unaudited)	79,465	1	3	—	—	—	4
Issuance of common stock through Employee Stock Purchase Plan (unaudited)	313,656	4	15	—	—	—	19
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	516	516
Accrued interest on shareholder receivables (unaudited)	—	—	—	(12)	—	—	(12)
Unrealized loss on interest rate swap agreements, net of income tax (unaudited)	—	—	—	—	—	(165)	(165)
Reclassification adjustment for loss on interest rate swap termination (unaudited)	—	—	—	—	—	5,621	5,621
Unrealized holding gain on marketable securities (unaudited)	—	—	—	—	—	(4)	(4)
Net loss (unaudited)	—	—	—	—	(52,140)	—	(52,140)

Balance, September 30, 2003 (unaudited)	49,526,136	$496	$541,793	$(630)	$(754,433)	$2,753	$(210,021)

The accompanying notes are an integral part of these consolidated financial statements.

DDi CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$20,204	$(85,050)	$(288,093)	$(114,917)	$(52,140)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Restructuring and other related charges	—	77,328	26,904	24,217	6,081
Depreciation	18,730	21,156	21,282	15,388	14,123
Amortization of debt issuance costs and discount	14,298	5,668	4,650	3,606	2,180
Amortization of goodwill and intangible assets	22,806	22,568	—	—	—
Goodwill impairment	—	—	199,000	72,000	2,427
Amortization of deferred interest rate swap income	(1,020)	(1,351)	(5,946)	(5,510)	(503)
Write-off of debt issuance costs	4,165	4,788	2,014	2,014	—
Write-off of deferred swap income	(1,190)	—	—	—	—
Deferred income taxes	(12,673)	(18,298)	31,096	3,427	(1,297)
Interest income on stockholder receivables	(33)	(8)	(16)	(12)	(13)
Interest rate swap valuation	—	9,981	—	—	5,621
Loss (gain) on sale of fixed assets	—	(26)	56	71	62
Change in operating assets and liabilities, net of acquisitions:
(Increase) decrease in accounts receivable	(34,953)	61,954	4,905	5,409	2,859
(Increase) decrease in inventories	(1,212)	5,972	(5,258)	(10,149)	2,024
(Increase) decrease in prepaid expenses and other	(936)	(668)	933	(1,533)	435
Increase (decrease) in current income taxes	12,171	(7,582)	6,358	8,014	261
Increase (decrease) in accounts payable	8,021	(16,754)	(4,195)	(249)	(1,449)
Increase (decrease) in accrued expenses and other accrued liabilities	16,453	(23,854)	(4,558)	(5,366)	2,102

Net cash provided by (used in) operating activities	64,831	55,824	(10,868)	(3,589)	(17,228)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment and leasehold improvements	(27,214)	(35,158)	(10,715)	(8,315)	(4,346)
Proceeds from sale of fixed assets	—	142	296	212	81
Purchase of marketable securities—available for sale	—	(51,758)	(18,912)	(18,731)	(64)
Proceeds from sale of marketable securities—available for sale	—	29,922	40,725	37,905	175
Investment in restricted assets	—	—	(12,500)	(12,500)	1,892
Merger and acquisition related expenditures	—	(535)	(729)	—	—
Acquisition of Kamtronics	—	—	(3,391)	—	—
Acquisition of MCM, net of cash acquired of $7,794	(2,599)	(89)	—	—	—
Acquisition of Automata	(19,676)	—	—	(73)	—
Acquisition of Golden, net of cash acquired of $722	(12,473)	—	—	402	—
Acquisition of Olympic	—	(12,757)	—	(845)	(750)
Acquisition of Nelco	—	(2,963)	—	—	—
Acquisition of Altatron, net of cash acquired of $81	—	(4,786)	—	—	—
Acquisition of Thomas Walter	—	(24,787)	—	(214)	—

Net cash used in investing activities	(61,962)	(102,769)	(5,226)	(2,159)	(3,012)

The accompanying notes are an integral part of these consolidated financial statements.

DDi CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	—	100,000	100,000	100,000	—
Payments on long-term debt	(207,536)	(155,547)	(68,063)	(64,653)	(3,808)
Net borrowings (repayments) on revolving credit facilities	—	2,750	1,072	(3,030)	5,246
Payments of debt issuance and capital costs	(742)	(7,896)	(5,471)	(5,392)	(1,286)
Payments of other notes payable	(2,473)	(1,028)	(461)	(458)	—
Principal payments on capital lease obligations	(1,902)	(2,789)	(2,549)	(1,943)	(1,967)
Payments of escrow payable to redeemed stockholders	(1,267)	(1,602)	—	—	—
Payment of pro-rata portion of deferred swap liability	—	—	(3,761)	(3,761)	—
Repayment/(borrowing) of stockholder receivables	595	(600)	110	110	—
Payments for interest rate swaps	(2,037)	—	—	—	—
Net proceeds from issuance of common stock through initial public offering	156,660	—	—	—	—
Costs incurred in connection with the issuance of common stock through initial public offering	(3,638)	—	—	—	—
Net proceeds from issuance of common stock through follow-on public offerings	122,000	66,975	—	—	—
Costs incurred in connection with the issuance of common stock through follow-on public offerings	(1,106)	(844)	—	—	—
Issuance of common stock through Employee Stock Purchase Plan	1,270	1,132	338	193	19
Proceeds from exercise of stock options	1,375	3,138	151	154	4

Net cash provided by (used in) financing activities	61,199	3,689	21,366	21,221	(1,790)

Effect of exchange rate changes on cash	2,158	11	33	55	(131)

Net increase (decrease) in cash and cash equivalents	66,226	(43,245)	5,305	15,529	(22,161)
Cash and cash equivalents, beginning of period	648	66,874	23,629	23,629	28,934

Cash and cash equivalents, end of period	$66,874	$23,629	$28,934	$39,159	$6,773

The accompanying notes are an integral part of these consolidated financial statements.

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

Basis of Presentation

The consolidated financial statements for DDi Corp. (“DDi Corp.”) include the accounts of its wholly-owned subsidiaries, DDi Intermediate Holdings Corp. (“Intermediate”) and its subsidiaries, DDi Europe Limited (“DDi Europe” f/k/a MCM Electronics Limited (“MCM”)), DDi Capital Corp. (“DDi Capital”), a wholly-owned subsidiary of Intermediate and the accounts of its wholly-owned subsidiary Dynamic Details, Incorporated and its subsidiaries (“Dynamic Details”). Collectively, DDi Corp. and its subsidiaries are referred to as the “Company.”

As more fully described in Note 16, the consolidated financial statements of DDi Corp. include the results of MCM commencing on April 14, 2000, the date of acquisition of MCM, Automata International, Inc. (“Automata”) commencing on August 4, 2000, the date of the acquisition of Automata’s assets, Golden Manufacturing, Inc. (“Golden”) commencing on September 15, 2000, the date of the acquisition of Golden’s assets, Thomas Walter Limited (“Thomas Walter”) commencing on March 5, 2001, the date of acquisition of Thomas Walter, Nelco Technology, Inc. (“Nelco”) commencing on April 27, 2001, the date of acquisition of Nelco’s assets, Olympic Circuits Canada (“Olympic”) commencing on May 9, 2001, the date of acquisition of Olympic, Altatron Technology Inc. (“Altatron”) commencing on June 4, 2001, the date of acquisition of Altatron’s assets and Kamtronics, Limited (“Kamtronics”) commencing October 24, 2002, the date of acquisition of Kamtronic’s assets. All intercompany transactions have been eliminated in consolidation.

The financial information presented as of and for the interim periods ending September 30, 2003 and 2002 has been prepared from the books and records without audit. Such financial information does not include all disclosures required by generally accepted accounting principles. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of financial information for any interim periods have been included. The results of the Company’s operations for any interim periods are not necessarily indicative of the results attained for a full fiscal year. The data disclosed in these notes to the consolidated financial statements related to the interim periods is also unaudited.

Recapitalization—In October 1997, the Company completed a recapitalization transaction with a group of investors. The historical bases of the Company’s assets and liabilities were not affected.

In connection with the recapitalization, DDi Corp. incorporated Dynamic Details, Incorporated (“Dynamic Details”) as a wholly-owned subsidiary and contributed substantially all of its assets, subject to certain liabilities, to Dynamic Details. In November 1997, DDi Corp. organized DDi Capital Corp. (“DDi Capital”) as a wholly-owned subsidiary, and in February 1998, contributed substantially all its assets (including all of the shares of common stock of Dynamic Details), subject to certain liabilities, including discount notes (as described in Note 7, the “Capital Senior Discount Notes”), to DDi Capital. In July 1998, DDi Corp. organized Intermediate as a wholly-owned subsidiary and contributed all of the shares of common stock of DDi Capital to Intermediate. In April 2000, DDi Corp. acquired MCM, (see Note 16) and has subsequently combined MCM with its other European operations to form DDi Europe Limited (“DDi Europe”). DDi Europe and Dynamic Details represent the operating divisions of DDi Corp.

Reclassification—Concurrent with the closing of DDi Corp.’s initial public offering on April 14, 2000 (see Note 22), each share of Class L common stock was reclassified into one share of Class A common stock plus an additional number of shares of Class A common stock (determined by dividing the preference amount of such per share by the initial public offering price of $14.00 per share). Class A and Class L common stock shared ratably in the net income (loss) remaining after giving effect to the 12% yield on the Class L common stock. Each share

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of Class A common stock was then converted into 2.8076 shares of new common stock when DDi Corp. reincorporated in the state of Delaware. All periods presented have been retroactively adjusted for the effect of the reclassification and stock split.

Continued Existence

The accompanying financial statements have been prepared assuming the Company will continue as a going-concern. The Company has incurred losses of approximately $702.3 million through December 31, 2002, has a stockholders’ deficit of approximately $163.9 million and negative working capital of approximately $225.5 million, attributable to the classification of $268.5 million of debt as current liabilities. The Company is in default on its Senior Credit Facility and is not permitted to pay its interest obligations on its 5.25% and 6.25% Convertible Subordinated Notes (see Note 7). Failure to make such interest payments within 30 days after their due date will result in a default under the notes. In addition to seeking resolution to the default status of the Senior Credit Facility, management is currently pursuing debt restructuring. There can be no assurance that the Company will be able to restructure its debt or that the Company will have sufficient working capital to fund future operations. If the Company is not able to deleverage its debt or improve its working capital, it may be required to significantly curtail or cease its operating activities and/or its creditors could take legal action to enforce their claims, including forcing the Company into bankruptcy. Alternatively, the Company could seek protection under the bankruptcy laws. No adjustments have been made to the accompanying financial statements for these uncertainties.

Unaudited Update Information

The Company has incurred losses of approximately $52.1 million for the nine months ended September 30, 2003, and at September 30, 2003 has negative working capital of approximately $78.9 million, primarily attributable to the classification of approximately $65.9 million of debt, currently in default at September 30, 2003, and $23.8 million of debt, expected to be in default after September 30, 2003, as current liabilities, and has a stockholders’ deficit of approximately $210.0 million. The Company was in default under the Senior Credit Facility, the Convertible Subordinated Notes and the Senior Discount Notes. In addition, the Company had filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

Nature of Business

The Company is a leading provider of time-critical, technologically advanced, electronics manufacturing services. Headquartered in Anaheim, California, the Company offers fabrication and assembly services to customers on a global basis, from its facilities located across North America and in England.

2.    VOLUNTARY REORGANIZATION UNDER CHAPTER 11

On August 20, 2003, DDi Corp. and DDi Capital, filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York. DDi Corp.’s other direct and indirect wholly-owned subsidiaries, including Intermediate, DDi Europe and Dynamic Details were not parties to the Chapter 11 cases. On December 2, 2003, the Bankruptcy Court entered an order confirming the Company’s Modified First Amended Plan of Reorganization dated as of August 30, 2003. On December 12, 2003, the effective date of the Company’s plan of reorganization, the Company reorganized and emerged from bankruptcy. DDi Corp. and its subsidiaries are now operating its businesses and properties as a group of reorganized entities pursuant to the terms of the plan of reorganization. See Note 25, “Subsequent Events,” herein for a discussion of DDi Corp.’s and DDi Capital’s emergence from bankruptcy and their plan of reorganization.

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.    SIGNIFICANT ACCOUNTING POLICIES

The preparation of the Company’s consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America, requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for each period. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Cash and cash equivalents—Management defines cash and cash equivalents as highly liquid deposits with maturities of 90 days or less when purchased. The Company maintains cash and cash equivalents balances at certain financial institutions in excess of amounts insured by federal agencies. Management does not believe that as a result of this concentration it is subject to any unusual financial risk beyond the normal risk associated with commercial banking relationships.

Marketable securities—The Company classifies its existing marketable equity securities as available-for-sale in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” These securities, consisting of government and agency bonds and corporate bonds, are carried at fair market value, with unrealized gains and losses reported in stockholders’ equity (deficit) as a component of accumulated other comprehensive income (loss). Realized gains or losses on securities sold are based on the specific identification method.

Inventories—Inventories include freight-in, materials, labor and manufacturing overhead costs and are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

Property, plant and equipment—Property, plant and equipment are stated at cost or in the case of property, plant and equipment acquired through business combinations, at fair value based upon allocated purchase price at the acquisition date. Depreciation is provided over the estimated useful lives of the assets using both the straight-line and accelerated methods. For leasehold improvements, amortization is provided over the shorter of the estimated useful lives of the assets or the lease term and included in the caption depreciation expense.

Debt issuance costs and debt discounts—The Company defers certain debt issuance costs relating to the establishment of its various debt facilities and the issuance of its debt instruments (see Notes 7 and 8). These costs are capitalized and amortized over the expected term of the related indebtedness using the effective interest method.

The Company issued the Capital Senior Discount Notes (as defined in Note 7) at a discount. Discounts are reflected in the accompanying balance sheets as a reduction of face value and are amortized over the expected term of the related indebtedness using the effective interest method. Amortization included as interest expense for DDi Corp. amounted to approximately $12.4 million, $3.1 million and $1.9 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Business combinations—The Company has accounted for all business combinations through December 31, 2001 as purchases in accordance with Accounting Principles Board (“APB”) Opinion No. 16. As of January 1, 2002, the Company adopted SFAS No. 141 “Business Combinations” and has accounted for all business combinations since then as purchases in accordance with SFAS No. 141. The results of operations since the date of acquisition are included in the consolidated financial statements.

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue recognition—The Company recognizes revenue when there is persuasive evidence of an arrangement with the customer which states a fixed and determinable sales price and terms, delivery of the product has occurred in accordance with the terms of the sale, collectibility of the sale is reasonably assured, returns are reasonably estimable and there are no remaining obligations. The Company provides a normal warranty on its products and accrues an estimated amount for this expense at the time of the sale.

Shipping costs—Shipping costs billed to customers are included in revenue with related costs in cost of goods sold.

Comprehensive income—SFAS No. 130 “Reporting Comprehensive Income” establishes requirements for reporting and disclosure of comprehensive income (loss) and its components. Comprehensive income (loss) includes unrealized holding gains and losses and other items that have previously been excluded from net income (loss) and reflected instead in stockholders’ equity (deficit). Comprehensive income (loss) for DDi Corp. consists of net income (loss) plus the effect of foreign currency translation adjustments, unrealized holding gains on marketable securities classified as available-for-sale and unrealized net gains (losses) on interest rate swaps and related unrealized net tax impact.

The Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” on January 1, 2001 (see Note 10). In accordance with the transition provisions of SFAS No. 133, DDi Corp. recorded a cumulative-effect-type adjustment to accumulated other comprehensive income (loss) for the initial difference between the book value and fair value of interest rate swap agreements as of January 1, 2001.

Concentration of credit risk—Financial instruments which potentially expose the Company to concentration of credit risk consist principally of trade accounts receivable. To minimize this risk, the Company performs ongoing credit evaluations of customers’ financial condition and maintains contacts with its customers which allows the Company to monitor current changes in business operations so it can respond as needed; the Company, however, generally does not require collateral. In 2002 and 2001, no individual customer accounted for 10% or more of the Company’s net sales and no individual customer accounted for 10% or more of the Company’s total receivables at the respective year end. In 2000, one individual customer accounted for 11% of DDi Corp.’s net sales.

Environmental matters—The Company expenses environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures which extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. The Company determines its liability on a site-by-site basis and records a liability at the time when it is probable and can be reasonably estimated. To date, such costs have not been material (see Note 15).

Income taxes—Prior to January 1, 2002, the Company records on its balance sheet deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in different periods for financial statement purposes versus tax return purposes. Management provides a valuation allowance for net deferred tax assets when it is more likely than not that a portion of such net deferred tax assets will not be recovered through future operations (see Note 14).

Net interest expense—The Company adopted SFAS No. 145 “Recission of FASB Statements No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections” in the beginning of the second quarter of 2002. In accordance with SFAS No. 145, the Company accounts for the impact of the early extinguishment of debt as a component of net interest expense (see Note 24).

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-lived assets—The Company followed SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” SFAS No. 121 requires that long-lived assets, including goodwill, be reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the assets with the estimated undiscounted cash flows associated with them. If an impairment exists, the Company measures the impairment utilizing discounted cash flows.

During the year ended December 31, 2001, pursuant to an evaluation under SFAS No. 121, the Company determined that the intangibles associated with the Dallas and Moorpark facilities to be closed in connection with the Company’s 2001 restructuring plan (see Note 17) have a fair value of zero. The Company estimated the amount of the impairment by comparing the discounted cash flows expected to be generated from the assets of the closed facilities to their carrying value. As a result, the Company recorded an adjustment to the carrying value of these intangible assets of $51.4 million to restructuring and related charges in the fourth quarter of 2001.

On January 1, 2002, the Company adopted the provisions of SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets, exclusive of goodwill. The Company evaluates long-lived assets that are to be disposed by sale and measures them at the lower of book value or fair value less cost to sell and evaluates all other long-lived assets for impairment.

Goodwill and identifiable intangibles—Prior to January 1, 2002, the Company amortized the goodwill recorded as a result of its business combinations on a straight-line basis ranging from 20 years to 25 years, from the date of each transaction. Management believed that the estimated useful lives established at the dates of each transaction were reasonable based on the economic factors applicable to each of the businesses. Identifiable intangibles represented assets acquired through business combinations, and were stated at their fair values based upon purchase price allocations as of the transaction date. At December 31, 2001, these assets were primarily comprised of developed technologies, customer relationships/tradenames, and assembled workforce. The developed technology assets were being charged to income over their estimated useful lives ranging from 5 to 10 years, using straight-line and accelerated methods of amortization, reflective of the relative contribution of each developed technology in periods following the acquisition date. The customer relationships/tradenames assets were being amortized on a straight-line basis over their estimated useful lives of 18 years. The assembled workforce assets were being amortized on a straight-line basis over their estimated useful lives ranging from 4 to 5 years. As of December 31, 2001, the accumulated amortization related to goodwill and identifiable intangibles for DDi Corp. was approximately $55.9 million and $67.7 million, respectively. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” and prospectively ceased amortization of goodwill and other intangible assets with indefinite lives. SFAS No. 142 requires goodwill and intangible assets that are not amortized be tested for impairment at least annually (see Note 23).

Foreign currency translation—The Company has designated local currency as the functional currency for its foreign subsidiaries. Accordingly, the assets and liabilities of foreign subsidiaries are translated at the rates of exchange at the balance sheet date. The income and expense items of these subsidiaries are translated at average monthly rates of exchange. The resulting translation gains and losses are included as a component of stockholders’ equity (deficit) on the consolidated balance sheet. The impact of these translation gains and losses on comprehensive income (loss) are included on the consolidated statements of comprehensive income (loss).

Derivative financial instruments—The Company has only limited involvement with derivative financial instruments. From October 1998 through December 31, 2001, the Company utilized interest rate exchange

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

agreements (“Swap Agreements”) (see Note 10) to reduce the risk of fluctuations in interest rates applicable to its Senior Term Facility (see Note 7).

On January 1, 2001, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities.” In accordance with the transition provisions of SFAS No. 133, DDi Corp. recorded a cumulative-effect-type adjustment to accumulated other comprehensive income (loss) of approximately $1.2 million for the initial difference between the book value and fair value of interest rate swap agreements as of January 1, 2001. The fair value of interest rate swaps at December 31, 2002 and 2001 are included in accrued expenses and other long-term liabilities in the consolidated balance sheets.

Stock options—The Company has adopted SFAS No. 123, “Accounting for Stock-Based Compensation,” which establishes a fair value based method of accounting for compensation cost related to stock option plans and other forms of stock-based compensation plans. The Company has elected to provide the pro forma disclosures as if the fair value based method had been applied. In accordance with SFAS No. 123, the Company applies the intrinsic value based method of accounting defined under APB Opinion No. 25, and accordingly, does not recognize compensation expense for its plans to the extent employee options are issued at exercise prices equal to or greater than the fair market value at the date of grant.

Basic and diluted earnings per share—The Company has adopted the provisions of SFAS No. 128 “Earnings Per Share,” which requires the Company to report both basic net income (loss) per share, which is based on the weighted average number of common shares outstanding, excluding contingently issuable shares such as the Class L common stock that were contingently convertible into common stock upon certain events, and diluted net income (loss) per share, which is based on the weighted average number of common shares outstanding and dilutive potential common shares outstanding.

Prior to the initial public offering (see Note 1 and Note 22), the Company had two classes of common stock, Class A common stock (“Class A common”) and Class L common stock (“Class L common”). Class L common was identical to Class A common, except that each share of Class L common was entitled to a preferential payment upon any distribution by the Company equal to the original cost of such share ($364.09) plus an amount which accrues from the original issuance date on a daily basis at 12% per annum, compounded quarterly. After payment of this preference amount, each share of Class A common and Class L common would then share equally in all distributions.

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a reconciliation of the numerator and denominator used in the primary and diluted income (loss) per share calculation (in thousands, except share and per share amounts):

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(unaudited)
Numerator:
Net income (loss)	$20,204	$(85,050)	$(288,093)	$(114,917)	$(52,140)
Priority distribution due shares of Class L common stock	(4,356)	—	—	—	—

Net income (loss) allocable to common stock	$15,848	$(85,050)	$(288,093)	$(114,917)	$(52,140)

Denominator:
Weighted average shares of common stock outstanding (basic)	31,781,536	47,381,516	48,175,353	48,105,572	49,319,330
Dilutive potential common shares:
Stock options and warrants	1,738,911	—	—	—	—

Shares used in computing diluted income (loss) per share	33,520,447	47,381,516	48,175,353	48,105,572	49,319,330

As a result of the net loss incurred during the years ended December 31, 2001 and 2002, and during the nine months ended September 30, 2002 and 2003, potential common shares of 4,594,633, 12,815,504, 12,914,830, and 12,823,662, respectively, were anti-dilutive and excluded from the diluted net loss per share calculation for those periods.

Segment reporting—SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also established standards for related disclosures about products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise that engages in business activities from which it may earn revenues and incur expenses whose separate financial information is available and is evaluated regularly by the Company’s chief operating decision makers, or decision making group, to perform resource allocations and performance assessments.

The Company’s chief operating decision maker is the Chief Executive Officer. Based on the evaluation of the Company’s financial information, management believes that the Company operates in one reportable segment which develops, manufactures, assembles and tests complex printed circuit boards, backpanels and related electronic products. The Company operates in two geographical areas, domestic (U.S.A.) and international. Revenues are attributed to the country to which the product is sold. Revenues by product and service are not reported as it is impracticable to do so. During the years ended December 31, 2000, 2001 and 2002, and during the nine months ended September 30, 2002 and 2003 there were no material assets in or revenues realized from any individual foreign country.

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following summarizes financial information by geographic area for DDi Corp. (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(unaudited)
Net sales:
Domestic	$408,151	$262,729	$176,245	$130,588	$104,419
Europe	67,503	84,434	63,839	46,372	64,246
Other	22,011	14,475	8,742	7,989	8,664

Total	$497,665	$361,638	$248,826	$184,949	$177,329

	December 31,		September 30, 2003
	2001	2002
			(unaudited)
Long-lived assets:
Domestic	$222,101	$65,173	$59,827
International	115,914	46,531	45,468

Total	$338,015	$111,704	$105,295

Reclassifications—Certain prior year amounts have been reclassified to conform with the 2002 presentation.

Recently issued accounting standards—In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002. The provisions of EITF 94-3 shall continue to apply for exit activities initiated under an exit plan that met criteria of EITF 94-3 prior to January 1, 2003. The adoption of SFAS No. 146 did not have any impact on the Company’s consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that at the time a company issues a guarantee which falls within the scope of FIN 45, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. FIN 45 excludes certain types of guarantees from its initial recognition and measurement, including guarantees accounted for as derivative instruments and hedging activities, guarantees relating to performance of non-financial assets that are owned by the guaranteed party (e.g. product warranties) and guarantees issued in a business combination that represent contingent consideration. These guarantees, however, are subject to the disclosure requirements of FIN 45. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted the provisions of FIN 45 relating to footnote disclosure of product warranties during this period. The amount of warranty liability accrued reflects management’s best estimate of the expected future cost of honoring Company obligations under warranty. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The warranty accrual as of December 31, 2002 is immaterial to the financial condition of the Company, and the change in the accrual during the year ended December 31, 2002 is immaterial to the Company’s results of operations and cash flows. The

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

initial recognition and initial measurement provisions of FIN 45 are effective on a prospective basis to guarantees issued or modified after December 31, 2002 and is therefore effective for the Company beginning with its fiscal quarter ending March 31, 2003. The adoption of FIN 45 did not have any impact on the Company’s consolidated financial statements.

On December 31, 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for all fiscal years and interim periods ending after December 15, 2002 and is therefore effective for the Company beginning with its fiscal quarter ending March 31, 2003. Because the Company has not at this time elected to voluntarily adopt the SFAS 123 fair value method of accounting for stock-based employee compensation, the new transition alternatives of SFAS 148 did not have an impact on its consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This statement specifies that instruments within its scope embody obligations of the issuer and that, therefore, the issuer must classify them as liabilities. Financial instruments within the scope of the pronouncement include mandatorily redeemable financial instruments, obligations to repurchase the issuer’s equity shares by transferring assets, and certain obligations to issue a variable number of shares. SFAS No. 150 was effective immediately for all financial instruments entered into or modified after May 31, 2003. For all other instruments, SFAS No. 150 originally was effective July 1, 2003 for the Company. In October 2003, the FASB voted to defer certain provisions of SFAS No. 150 indefinitely. For those provisions of SFAS No. 150 adopted by the Company, there was no material impact to its financial position or results of operations. For those provisions of SFAS No. 150 deferred by the FASB, the Company does not expect there will be a material impact on its financial position or results of operations upon adoption.

4.    ACCOUNTS RECEIVABLE

Accounts receivable, net consist of the following (in thousands):

	December 31, 2001	December 31, 2002	September 30, 2003
			(unaudited)
Accounts receivable	$47,549	$44,086	$41,887
Less: Allowance for doubtful accounts	(5,001)	(2,100)	(1,898)

	$42,548	$41,986	$39,989

5.    INVENTORIES

Inventories consist of the following (in thousands):

	December 31, 2001	December 31, 2002	September 30, 2003
			(unaudited)
Raw materials	$14,325	$15,376	$12,965
Work-in-process	6,840	8,536	7,858
Finished goods	2,865	4,328	4,092

	$24,030	$28,240	$24,915

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following (in thousands):

	December 31, 2001	December 31, 2002
Buildings and leasehold improvements	$28,695	$23,376
Machinery and equipment	138,428	139,017
Office furniture and equipment	21,494	15,833
Vehicles	878	246
Land	2,235	1,614
Deposits on equipment	554	1,736

	192,284	181,822
Less: Accumulated depreciation	(85,415)	(98,683)

	$106,869	$83,139

The depreciable lives assigned to buildings are 30-40 years. Existing leasehold improvements are depreciated over 3-22 years for DDi Corp. Machinery, office furniture, equipment and vehicles are each depreciated over 3-7 years. Deposits are not depreciated as the related asset has not been placed into service.

Buildings and leasehold improvements for DDi Corp. include capital leases of approximately $4.5 million with related accumulated depreciation of $3.0 million and $3.1 million at December 31, 2001 and 2002, respectively. DDi Corp. machinery and equipment includes capital leases of approximately $7.8 million and $5.5 million, with related accumulated depreciation of $3.6 million and $2.5 million at December 31, 2001 and 2002, respectively.

The land and building associated with the closure of the Garland, Texas facility (see Note 17) held for sale by the Company has a book value of approximately $6.1 million and $2.5 million at December 31, 2001 and 2002, respectively.

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS NOT SUBJECT TO COMPROMISE

As of September 30, 2003, the Debtors’ (DDi Corp. and DDi Capital) pre-petition debt, which include the 5.25% and 6.25% Convertible Subordinated Notes and the 12.5% Senior Discount Notes, are classified as Liabilities Subject to Compromise in the unaudited consolidated balance sheet as of September 30, 2003 (see Note 8). The Company’s operating subsidiaries, DDi Europe and Dynamic Details were not parties to the Chapter 11 proceedings and therefore the following long-term debt and capital lease obligations of DDi Europe and Dynamic Details have been classified as Liabilities Not Subject to Compromise (in thousands):

	December 31, 2001	December 31, 2002	September 30, 2003
			(unaudited)
Senior Term Facility (a)	$135,819	$68,545	$65,925
5.25% Convertible Subordinated Notes (c)	100,000	100,000	—
6.25% Convertible Subordinated Notes (c)	—	100,000	—
12.5% Capital Senior Discount Notes, face amount of $16,090 at December 31, 2001 and 2002, net of unamortized discount of $1,612 and $0 at December 31, 2001 and 2002, respectively (c)	14,478	16,090	—
DDi Europe Facilities Agreement (b)	21,840	24,146	23,756
Capital lease obligations	6,685	4,865	2,912

Sub-total	278,822	313,646	92,593
Less: current maturities	(17,845)	(275,137)	(90,985)

Total	$260,977	$38,509	$1,608

(a)	The Senior Term Facility, together with the Revolving Credit Facility, comprise the Senior Credit Facility. Interest rates are LIBOR-based. The effective interest rates as of December 31, 2002 and September 30, 2003, were 9.92% and 5.06%, respectively.
(b)	Interest rates are LIBOR-based. The effective interest rates as of December 31, 2002 and September 30, 2003, were 5.52% and 5.23%, respectively.
(c)	The 5.25% and 6.25% Convertible Subordinated Notes and the 12.5% Senior Discount Notes have been classified as Liabilities Subject to Compromise as of September 30, 2003 (see Note 8).

Senior Credit Facility

Dynamic Details and Dynamic Details Incorporated, Silicon Valley entered into the Senior Credit Facility with a syndicate of banks, including JPMorgan Chase Bank, as Collateral, Co-Syndication and Administrative Agent (formerly Chase Manhattan Bank, N.A.) and Bankers Trust Company, as Documentation and Co-Syndication Agent. Borrowings under the Senior Credit Facility consist of a senior term facility (the “Senior Term Facility”) and a revolving credit facility. The Senior Credit Facility is jointly and severally guaranteed by Intermediate and DDi Capital and substantially all of the indirect subsidiaries of DDi Capital, and is collateralized by (a) pledges of all of the capital stock of Dynamic Details and of substantially all of its subsidiaries and (b) liens upon substantially all of the assets of Dynamic Details and of substantially all of its subsidiaries. The Senior Credit Facility expires in April 2005. Under the terms of this agreement, Dynamic Details must comply with certain restrictive covenants, which include the requirement that Dynamic Details meet certain financial tests. The Company was in default of certain covenants under the Senior Credit Facility as of December 31, 2002 and September 30, 2003.

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unaudited Update Information

During the second quarter of 2003, Dynamic Details amended its Senior Credit Facility, effective June 27, 2003. The amendment modified the payment date for the principal payment due on June 30, 2003 to August 1, 2003. On August 1, 2003, Dynamic Details further amended its Senior Credit Facility. The amendment defers all remaining principal amortization payments in 2003, including the one due on August 1, 2003, to January 30, 2004. Interest and fees remain payable currently.

As there were no long-term forbearance arrangements in place, the Company classified approximately $68.5 million and $65.9 million, respectively, of indebtedness relating to the Senior Credit Facility as current liabilities at December 31, 2002 and September 30, 2003. Dynamic Details is restricted from making certain payments, including dividend payments to its corporate parents, which, in turn, has the effect of not allowing (a) DDi Corp. to pay dividends to its stockholders and interest payments to convertible subordinated note holders and (b) DDi Capital to pay interest payments to its senior discount note holders.

On August 1, 2003, the holders of our Senior Credit Facility, as a condition to their consenting to the restructuring, entered into control agreements with us to monitor and control the use of the Company’s cash and cash equivalents held in the Company’s three principal bank accounts, described below, during the restructuring period prior to Bankruptcy Court approval of the plan of reorganization. Substantially all of the Company’s domestic cash, cash equivalents and marketable securities available for sale has been deposited into these accounts. The Company’s general operating account is maintained at JPMorgan Chase Bank and is under the sole control of JPMorgan Chase Bank, as collateral agent under the Senior Credit Facility. The Company has no right to issue instructions or any other right or ability to access or withdraw or transfer funds from the operating account without the consent of JPMorgan Chase Bank. The senior lenders also required the Company to establish a reserve account and maintain a minimum of $7.5 million in such account at all times. Under certain circumstances, the Company has access only to the interest earned on the funds in the reserve account. The Debtors also established a restructuring account for use in administering the costs and expenses associated with the restructuring, which will be funded by Dynamic Details pursuant to an agreement with the senior lenders unless specified events occur. Under certain circumstances, the holders of our Senior Credit Facility can take control of all of the above-referenced accounts.

Effective December 12, 2003, Dynamic Details restructured its Senior Credit Facility outside of the Chapter 11 bankruptcy proceedings.

5.25% Convertible Subordinated Notes

On February 14, 2001, DDi Corp. issued 5.25% Convertible Subordinated Notes due March 1, 2008 with an aggregate principal of $100.0 million. These notes are convertible at any time prior to maturity into shares of common stock at a conversion price of $30.00 per share, subject to certain adjustments. These notes generated proceeds of $97.0 million, net of underwriting discounts. The net proceeds of this transaction were used to repurchase a portion of the Capital Senior Discount Notes and the Dynamic Details Senior Subordinated Notes.

As a result of the default under the Senior Credit Facility and the terms of the forbearance agreement, the Company was not permitted to pay its interest obligations on March 1, 2003. Failure to make such interest payments within 30 days of their due date will amount in a default. The Company’s current expectation is that the convertible subordinated notes will not be repaid in accordance with its stated terms. As a result, the Company has classified this debt as current at December 31, 2002.

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.25% Convertible Subordinated Notes

On April 2, 2002, DDi Corp. completed its private offering of $100.0 million aggregate principal amount of 6.25% Convertible Subordinated Notes due April 1, 2007. These notes are convertible at any time prior to maturity into shares of common stock at a conversion price of $11.04 per share, subject to certain adjustments. These notes generated proceeds of $95.8 million, net of underwriting discounts. Approximately $47.9 million of the net proceeds from the sale were used to repay a portion of the Dynamic Details Senior Term Facility, $12.5 million was placed in an interest reserve account to cover two years of interest payments on the notes (reflected as restricted cash on the consolidated balance sheet at December 31, 2002) and the remainder is being used for working capital and general corporate purposes.

In connection with the $47.9 million repayment of the Senior Term Facility, Dynamic Details elected to amend its swap agreement by reducing the notional balance of the swap to reflect the impact of the debt repayment on the outstanding principal. In connection with the amendment of the swap agreement, Dynamic Details paid approximately $3.1 million to the counterparty, representing the pro-rata portion of the deferred swap liability. In addition, the Company recorded a write-off of debt issuance costs of approximately $2.0 million, offset by a net credit of $3.4 million as a result of the swap amendment, which collectively are included in net interest expense.

As a result of the default under the Senior Credit Facility and the terms of the forbearance agreement, the Company is not permitted to pay its interest obligations due on April 1, 2003. Failure to make such interest payments within 30 days of their due date will amount in a default. The Company’s current expectation is that the convertible subordinated notes will not be repaid in accordance with their stated terms. As a result, the Company has classified this debt as current at December 31, 2002.

Capital Senior Discount Notes

In November 1997, DDi Capital issued $110.0 million face amount at maturity (net proceeds of $60.1 million) of senior discount notes (“Capital Senior Discount Notes”), and DDi Capital later transferred to DDi Corp. all of its obligations under the Capital Senior Discount Notes. The Capital Senior Discount Notes are unsecured, senior obligations and will be effectively subordinated to all future indebtedness and liabilities of DDi Capital’s subsidiaries. The Capital Senior Discount Notes began bearing cash interest of 12.5% on November 15, 2002, payable each May 15 and November 15 in arrears, through the maturity date of November 15, 2007.

On or after November 15, 2002, the Capital Senior Discount Notes may be redeemed at the option of DDi Capital, in whole or in part from time to time, at redemption prices ranging from 106.25% of accreted principal amount in the year ended November 15, 2003 to 100% of accreted principal amount subsequent to November 15, 2005, plus accrued and unpaid interest. As of December 31, 2002, DDi Capital has not redeemed any of the Capital Senior Discount Notes.

The Capital Senior Discount Note indenture also contains covenants that restrict the Company from incurring additional indebtedness and from making certain payments, including dividend payments to its stockholders.

The Company repurchased a portion of the Capital Senior Discount Notes with an aggregate principal amount at maturity of $47.0 million with a portion of the proceeds from DDi Corp.’s October 2000 follow-on public offering (see Note 22). In April and June 2001, the Company repurchased a portion of the Capital Senior Discount Notes, with an accreted balance of $46.9 million, for $45.5 million, using a portion of the proceeds from DDi Corp’s February 2001 follow-on public offering (see Note 22). The balance at December 31, 2001 and 2002 was $14.5 million and $16.1 million, respectively.

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DDi Europe Facilities Agreement

DDi Europe maintains a separate European debt facility made up of £18.5 million ($30.8 million) in term loans and a working capital facility having a maximum borrowing limit of £10.0 million ($16.7 million) for its European operations. Any amounts drawn under the working capital facility are repayable upon demand by the lender. Currently, the term loan is fully drawn.

Unaudited Update Information

Based upon current and expected market conditions for the DDi Europe operations, the European lender had stated its desire that DDi Europe not draw down more than £7.0 million ($11.7 million) of the working capital facility. As of September 30, 2003, an aggregate of £5.9 million, or $9.8 million, was outstanding under the DDi Europe working capital facility. Due to persistent softened economic conditions in Europe, the drawn balance under the revolving line of credit has grown during 2003. The Company believes that unless the European debt facility is restructured, or business trends change, DDi Europe may exceed the £7.0 million ($11.7 million) overdraft limit on its working capital facility and thereby default under such facility within the next 90 days.

If the European lender demands payment of the entire drawn balance of the working capital facility, funds would not be available for such payment from either the Company or DDi Europe. Failure to make such payment could give rise to a default of the European debt facility. Under such circumstances, the European lender will then have the ability to accelerate the term loans and amounts outstanding under the revolver and exercise all of their remedies with respect to such debt. Accordingly, the Company has elected to classify as a current liability the entire amount of principal of $23.8 million outstanding under that credit facility in the accompanying consolidated balance sheet as of September 30, 2003. Management is negotiating with the European lender in an effort to restructure that credit facility. Although there can be no assurance that management’s efforts to restructure the debt will be successful, if management’s efforts are successful, then the Company will reclassify the debt based upon its contractual maturities.

Future Payments

As of December 31, 2002, the scheduled future annual principal payments of long-term debt, excluding capital lease obligations (see Note 12), and including the amounts due under the Senior Credit Facility and the 5.25% and 6.25% Convertible Subordinated Notes as current, are as follows:

Year Ending December 31,
2003	$273,375
2004	4,829
2005	4,829
2006	4,829
2007	20,919

$308,781

Debt Issuance Costs

In connection with the amendments made to the Senior Credit Facility during 2001 and 2002 to allow for the use of proceeds pursuant to DDi Corp.’s public offerings (see Note 22). DDi Corp. capitalized approximately $4.0 million and $4.3 million in debt issuance fees in 2001 and 2002, respectively. During the second quarter of 2002, approximately $47.9 million of the proceeds from the 6.25% Convertible Subordinated Notes were used to repay a portion of the Dynamic Details Senior Term Facility and the net carrying amount of the related debt

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

issuance costs of $2.0 million was written-off and included in interest expense in accordance with SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS No. 13 and Technical Corrections”. Accumulated amortization on debt issuance costs as of December 31, 2001 and 2002 for DDi Corp. was approximately $5.4 million and $6.7 million, respectively.

8.    LIABILITIES SUBJECT TO COMPROMISE (Unaudited)

Under bankruptcy law, actions by creditors to collect indebtedness the Debtors owed prior to the date of filing the Chapter 11 Cases were stayed and certain other pre-petition contractual obligations were not enforced against the Debtors. Liabilities Subject to Compromise refer to the liabilities of the Debtors incurred prior to the filing of the Chapter 11 Cases. All of the Debtors’ pre-petition liabilities have been classified as Liabilities Subject to Compromise in the unaudited consolidated balance sheet. Adjustments to the liabilities subject to compromise may result from negotiations, actions of the Bankruptcy Court, rejection of executory contracts including leases, implementation of the Plan, or other events. See Note 25, “Subsequent Events,” herein for a discussion of DDi Corp.’s and DDi Capital’s emergence from bankruptcy and their plan of reorganization.

The following table summarizes the components of the Liabilities Subject to Compromise in the unaudited Consolidated Balance Sheet as of September 30, 2003 (in thousands):

September 30, 2003
(unaudited)
5.25% Convertible Subordinated Notes	$100,000
6.25% Convertible Subordinated Notes	100,000
12.5% Senior Discount Notes	16,090
Accrued Interest	12,467

Total Liabilities Subject to Compromise	$228,557

5.25% and 6.25% Convertible Subordinated Notes

The Company was in default under the Convertible Subordinated Notes at September 30, 2003, and did not expect that the Convertible Subordinated Notes would be repaid in accordance with their stated terms. DDi Corp. filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code on August 20, 2003 in order to restructure this debt. Accordingly, the Company classified this debt as Liabilities Subject to Compromise at September 30, 2003.

DDi Capital Senior Discount Notes

The Company was in default under the Senior Discount Notes at September 30, 2003 and did not expect that that the Senior Discount Notes would be repaid in accordance with their stated terms. DDi Capital filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code on August 20, 2003 in order to restructure this debt. Accordingly, the Company classified this debt as Liabilities Subject to Compromise at September 30, 2003.

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31, 2001	December 31, 2002
Accrued salaries and related benefits	$6,893	$5,477
Accrued interest payable	1,862	3,735
Accrued restructuring charges	6,402	5,820
Other accrued expenses	12,425	13,061

	$27,582	$28,093

10.    DERIVATIVES

Pursuant to its interest rate risk management strategy and to certain requirements imposed by the Company’s Senior Credit Facility (see Note 7), the Company entered into various interest rate exchange agreements (“Swap Agreements”), effective October 1, 1998. Such agreements represented an effective cash flow hedge of the variable rate of interest (1-month LIBOR) paid under the Senior Term Facility, mitigating exposure to increases in interest rates related to this debt. Under the Swap Agreements, the Company received a variable rate of interest (1-month LIBOR) and paid a fixed rate of interest. These rates were applied to a notional amount that resulted in the hedging of the full principal balance under the Senior Term Facility from October 1998 through September 2000. From October 2000 through June 2001, the hedge had a notional amount equal to 50% of the principal balance then outstanding. The annual fixed rate of interest paid was 5.65% for June 1999 through September 2000, and 6.58% from October 2000 through June 2001.

In July 2001, the Company elected to terminate and replace the Swap Agreements then in effect. From July 2001 through October 2001, the new Swap Agreements fixed the rate of interest to be paid on 100% of the principal balance of the Senior Term Facility through its scheduled maturity in 2005. One of these agreements contained a feature that precluded the agreement from being treated as an effective cash flow hedge pursuant to SFAS No. 133. Accordingly, the change in the fair value of such agreement of $10 million was included in the consolidated statement of operations (“Interest rate swap valuation”) in 2001. In November 2001, the Company elected to modify its new Swap Agreements. The agreements, as amended, qualify as effective hedges under SFAS No. 133. The initial fair value of the amended swaps are being recognized as reductions to periodic interest expense over their remaining term, in accordance with SFAS No. 133. The annual fixed rate of interest paid under the Swap Agreements in effect from July 2001 through December 2001 ranged from 3.80% to 4.40% and was 5.99% for 2002. The annual fixed rate of interest to be paid under the amended Swap Agreements is 6.49% for 2003 and is 6.99% from January 2004 through the scheduled maturity of the Senior Term Facility in 2005. The overall effective interest rate for the Senior Term Facility, after giving effect to the interest rate swap agreement, as of December 31, 2002, was 9.92%.

In April 2002, in connection with the $47.9 million repayment of the Senior Term Facility, Dynamic Details elected to amend its swap agreement by reducing the notional balance of the swap to reflect the impact of the debt repayment on the outstanding principal. In connection with the amendment of the swap agreement, Dynamic Details paid approximately $3.1 million to the counterparty, representing the pro-rata portion of the deferred swap liability.

Counterparty risk is limited to amounts to be reflected in the Company’s consolidated balance sheet. This risk is minimized and is expected to be immaterial to the Company’s consolidated results of operations as the amended Swap Agreements provide for monthly settlement of the net interest owing. Further, each counterparty

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to the Swap Agreements carries at least a “single-A” credit rating. The impact of the interest rate exchange agreements on the Company’s interest expense was not material.

MCM entered into an interest rate swap agreement (“DDi Europe Swap Agreement”) effective January 12, 2000 which represented an effective cash flow hedge of the variable rate of interest (3-month U.K. LIBOR) paid under the DDi Europe Facilities Agreement, minimizing exposure to increases in interest rates related to this debt over the scheduled term of the DDi Europe Swap Agreement through September 2002 when the swap matured.

Unaudited Update Information

On April 25, 2003, pursuant to notification by the counter-party of their intent to exercise their right to terminate the interest rate swap agreement, the agreement was terminated at a cost of $5.8 million, the fair market value of the liability at termination. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” since it is probable, as determined by EITF 02-04, “Determining Whether a Debtor’s Modification or Exchange of Debt Instruments is within the Scope of FASB Statement No. 15,” and EITF 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” that terms of the Senior Term Facility will be modified and will not be repaid in accordance with its currently stated terms, the amount of net unrealized losses on the interest rate swap reported in accumulated other comprehensive income has been realized and thus has been reclassified into the Company’s net loss. The net realized loss of $5.6 million related to the termination of the interest rate swap agreement has been reclassified into loss on interest rate swap termination, a component of non-operating expenses, during the quarter ended June 30, 2003.

11.    FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments including cash and cash equivalents, marketable securities, accounts receivable, accounts payable, accrued liabilities and variable rate debt approximate book value as of December 31, 2001 and 2002. As of December 31, 2001 and 2002, the fair value of the Company’s Convertible Subordinated Notes and Capital Senior Discount Notes were different from their carrying values. The fair values of the Company’s Convertible Subordinated Notes and Capital Senior Discount Notes are estimated based on their quoted market prices.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2001		December 31, 2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Fixed rate debt:
6.25% Convertible Subordinated Notes	$—	$—	$100,000	$19,000
5.25% Convertible Subordinated Notes	100,000	68,875	100,000	20,000
12.5% Capital Senior Discount Notes	14,478	14,803	16,090	14,642

12.    CAPITAL LEASE OBLIGATIONS

DDi Corp. leases certain facilities and equipment under capital lease obligations bearing implicit interest rates ranging from 2% to 13%. The terms of the leases require monthly payments of approximately $0.2 million including interest at December 31, 2002. Certain leases contain an option for an additional term at the end of the initial term and an option to purchase the facilities and equipment at their fair values at the end of the initial term and at the end of the second term.

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future Payments

Aggregate annual maturities of capital lease obligations (for periods subsequent to December 31, 2002) are as follows:

	Total Minimum Lease Payments	Less Amounts Representing Interest	Present Value of Net Minimum Lease Payments
Year ending December 31,
2003	$2,428	$599	$1,829
2004	2,076	419	1,657
2005	1,613	240	1,373
2006	4	—	4
2007	2	—	2

	$6,123	$1,258	$4,865

13.    STOCKHOLDERS’ EQUITY

Common Stock

DDi Corp. had 75,000,000 shares authorized and 47,950,886, 49,133,015, and 49,526,136 shares of $0.01 par value common stock issued and outstanding at December 31, 2001 and 2002, and September 30, 2003, respectively.

Stockholder Receivables

DDi Corp. has notes receivable from certain executive officers which are collateralized by the Company’s common stock (see Note 21). A note in the amount of $0.1 million plus accrued interest was repaid in January 2002.

Additional Paid-In Capital

In connection with the changes in senior management undertaken in the fourth quarter of 2001 and second quarter of 2002 (see Note 17), the Company modified stock option agreements which resulted in a compensation charge of $0.2 million and $0.1 million, respectively.

Common Stock Warrants

As part of the financing associated with the recapitalization of the Company in November 1997, warrants were granted to affiliates of JPMorgan Chase Bank (formerly The Chase Manhattan Bank) to purchase 447,174 shares of DDi Corp. common stock. In connection with the initial public offering (see Note 22), these affiliates of JPMorgan Chase Bank received 447,123 shares of common stock through a cashless exercise of their outstanding warrants. A fair value of $3,420 was ascribed to the warrants and recorded as a debt discount.

In connection with the DCI Merger (see Note 16), warrants were granted to purchase 195,406 shares of DDi Corp. common stock at $21.79 per share. As of December 31, 2002 and September 30, 2003, 4,659 shares were exercised, leaving 190,747 outstanding. Such warrants are exercisable through July 22, 2008.

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Options

Prior to 1997, the Company had two stock option plans, the 1996 Performance Stock Option Plan and the 1996 Employee Stock Option Plan. The term of the options under these plans is ten years from the date of grant. The options under these plans were fully vested as of December 31, 2002. During 2000, there were no grants or forfeitures under either of these plans and 256,273 options were exercised, leaving 274,566 vested options outstanding at December 31, 2000. During 2001, there were no grants or forfeitures under either of these plans and 101,720 options were exercised, leaving 172,846 vested options outstanding at December 31, 2001. During 2002, there were no grants or forfeitures under either of these plans and 8,842 options were exercised, leaving 164,004 vested options outstanding at December 31, 2002. During 2003, there were no grants or exercises under either of these plans and 60,462 options were forfeited, leaving 103,542 vested options outstanding at September 30, 2003 at exercise prices ranging from $0.34 to $2.44 per share. As of December 31, 2002, and September 30, 2003, the options outstanding under these plans had remaining weighted-average contractual terms of approximately two and three years, respectively.

In 1997, DDi Corp. adopted its 1997 Details, Inc. Equity Incentive Plan (the “1997 Employee Stock Option Plan”), authorizing the grant of options to certain management of the Company to purchase 659,786 shares of common stock. The term of the options under this plan is ten years from the date of grant. Options granted under this plan vest in equal monthly amounts over four years, with immediate vesting upon a change in control or sale of all of the assets of the Company. For all options granted under this plan, the exercise prices approximated the estimated fair value at the date of grant, resulting in no compensation expense. As of December 31, 2002, and September 30, 2003, the options outstanding under this plan had a remaining weighted-average contractual term of approximately seven and six years, respectively.

Stock option activity under the 1997 Employee Stock Option Plan is:

	$1.78 Options		$21.79 Options
	Exercise Price	Number of Shares	Exercise Price	Number of Shares
Balance at December 31, 1999	$1.78	27,444	$21.79	334,534
Granted	—	—	—	—
Exercised	$1.78	(2,891)	$21.79	(1,051)
Forfeited	$1.78	(4,102)	$21.79	(32,865)

Balance at December 31, 2000	$1.78	20,451	$21.79	300,618
Granted	—	—	—	—
Exercised	$1.78	(131)	$21.79	(67,157)
Forfeited	—	—	$21.79	(5,477)

Balance at December 31, 2001	$1.78	20,320	$21.79	227,984
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	$21.79	(1,053)

Balance at December 31, 2002	$1.78	20,320	$21.79	226,931
Granted (unaudited)	—	—	—	—
Exercised (unaudited)	—	—	—	—
Forfeited (unaudited)	$1.78	(161)	$21.79	(91)

Balance at September 30, 2003 (unaudited)		20,159		226,840

Options exercisable at December 31, 2002		18,138		224,149

Options exercisable at September 30, 2003 (unaudited)		20,040		226,643

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the DCI Merger (see Note 16), the Board of Directors adopted, and the stockholders of DDi Corp. approved, the Details Holdings Corp.-Dynamic Circuits 1996 Stock Option Plan (“DCI 1996 Plan”) and the Details Holdings Corp.-Dynamic Circuits 1997 Stock Option Plan (“DCI 1997 Plan”), together the “DCI Stock Option Plans”, which authorized the granting of stock options and the sale of common stock in connection with the merger with DCI. The terms applicable to options issued under the DCI Stock Option Plans are substantially similar to the terms applicable to the options to purchase shares of DCI outstanding immediately prior to the merger with DCI. These terms include vesting from the date of merger through 2002 for those options outstanding as of the date of the merger with DCI. Options granted under these plans subsequent to the merger will typically vest in equal monthly amounts over four years. An optionholder’s scheduled vesting is dependent upon continued employment with the Company. Upon termination of employment, any unvested options as of the termination date are forfeited.

In connection with the DCI Merger, DDi Corp. converted each DCI stock option award into the right to receive a cash payment and an option to purchase shares of common stock. The options granted in 1998 bear per share exercise prices of either $0.56 (“$0.56 Options”) or $21.79 (“$21.79 Options”) or $12.64 (“$12.64 Options”). During 1999, options to purchase shares of common stock were also granted with an exercise price of $1.78 (“$1.78 Options”).

As of December 31, 2002, there are no options available for grant under the DCI Stock Option Plans. The maximum term of the options under the DCI 1996 Plan is August 2006 and under the DCI 1997 Plan is March 2008. As of December 31, 2002 and September 30, 2003, all options outstanding under the DCI Stock Option Plans had weighted average remaining contractual lives of approximately seven and six years, respectively.

Stock option activity under the DCI Stock Option Plans is:

	$0.56 Options		$21.79 Options		$1.78 Options		$12.64 Options
	Exercise Price	Number of Shares	Exercise Price	Number of Shares	Exercise Price	Number of Shares	Exercise Price	Number of Shares
Balance at December 31, 1999	$0.56	242,871	$21.79	37,147	$1.78	25,268	$12.64	913,355
Granted	—	—	—	—	—	—	—	—
Exercised	$0.56	(93,394)	$21.79	(6,264)	$1.78	(2,889)	$12.64	(302,614)
Forfeited	$0.56	(5,485)	$21.79	(172)	$1.78	(4,631)	$12.64	—

Balance at December 31, 2000	$0.56	143,992	$21.79	30,711	$1.78	117,748	$12.64	610,741
Granted	—	—	—	—	—	—	—	—
Exercised	$0.56	(59,041)	$21.79	(112)	$1.78	(4,149)	$12.64	(215,407)
Forfeited	$0.56	(4,715)	$21.79	(2,338)	$1.78	(11,057)	$12.64	(5,276)

Balance at December 31, 2001	$0.56	80,236	$21.79	28,261	$1.78	2,542	$12.64	390,058
Granted	—	—	—	—	—	—	—	—
Exercised	$0.56	(29,080)	—	—	—	—	$12.64	(247,640)
Forfeited	$0.56	(13,335)	$21.79	(12,133)	$1.78	(2,542)	$12.64	(70,107)

Balance at December 31, 2002	$0.56	37,821	$21.79	16,128	—	—	$12.64	72,311
Granted (unaudited)	—	—	—	—	—	—	—	—
Exercised (unaudited)	—	—	—	—	—	—	—	—
Forfeited (unaudited)	$0.56	(1,448)	$21.79	(10,898)	—	—	$12.64	(2,064)

Balance at September 30, 2003 (unaudited)		36,373		5,230		—		70,247

Options exercisable at December 31, 2002		37,821		16,128		—		72,311

Options exercisable at September 30, 2003 (unaudited)		36,373		5,230		—		70,247

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 2000, the Company adopted the 2000 Equity Incentive Plan (the “2000 Plan”). No future grants will be made under existing plans as of the effective date of the 2000 Plan. A total of (a) 4,100,000 shares of common stock, (b) any shares returned to existing plans as a result of termination of options and (c) annual increases of 1.0% of outstanding common stock to be added on the date of each annual meeting of the Company’s stockholders commencing in 2001, or such lesser amounts as may be determined by the Company, will be reserved for issuance pursuant to the 2000 Plan. The 2000 Plan provides for the grant of incentive stock options to employees (including officers and employee directors) and for the grant of nonstatutory stock options to employees, directors and consultants. The 2000 Plan also provides for the grant of stock appreciation rights, restricted stock, unrestricted stock, deferred stock, and securities (other than stock options) which are convertible into or exchangeable for common stock on such terms and conditions as the Company determines. The weighted- average fair value per option of the stock options granted under the 2000 plan was $10.40, $8.70, and $1.05 for shares granted in 2000, 2001, and 2002, respectively, calculated using the Black-Scholes option pricing model, assuming that no dividends were to be declared, a volatility of 100% and a risk free interest rate of 6.22% in 2000, 4.11% in 2001, and 3.73% in 2002. There were no stock options granted under the 2000 plan during the nine months ended September 30, 2003. These options have an average life of 4 years and vest in yearly installments for the first 2 years and quarterly installments thereafter.

Stock option activity under the 2000 Plan since the Company’s initial public offering on April 14, 2000 is as follows:

	Exercise Price	Number of Shares
Balance at April 14, 2000		—
Granted	$12.00-$38.31	2,138,930
Exercised	—	—
Forfeited	$12.00-$14.00	(72,050)

Balance at December 31, 2000	$12.00-$38.31	2,066,880
Granted	$7.02-$28.81	2,692,985
Exercised	$12.00-$14.00	(84,026)
Forfeited	$7.02-$26.38	(502,269)

Balance at December 31, 2001	$7.02-$38.31	4,173,570
Granted	$0.22-$11.50	1,017,398
Exercised	$12.00	(125)
Forfeited	$0.64-$38.31	(1,296,617)

Balance at December 31, 2002	$0.22-$33.63	3,894,226
Granted (unaudited)	—	—
Exercised (unaudited)	—	—
Forfeited (unaudited)	$0.64-$28.81	(506,111)

Balance at September 30, 2003 (unaudited)		3,388,115

Options exercisable as of December 31, 2002		1,479,074

Options exercisable at September 30, 2003 (unaudited)		1,792,858

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information regarding stock options outstanding under the 2000 Plan at September 30, 2003:

	Options Outstanding
Range of Exercise Prices	Number Outstanding at 12/31/02	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$ 0.22 - 0.22	7,000	8.9	$0.22
$ 0.64 - 0.87	600,162	8.6	$0.64
$ 2.53 - 2.53	45,620	8.3	$2.53
$ 3.81 - 3.81	153,749	8.5	$3.81
$ 7.02 - 10.28	783,625	8.0	$7.26
$11.50 - 16.50	933,015	6.3	$13.17
$17.26 - 25.23	807,944	7.4	$17.69
$28.81 - 33.63	57,000	7.0	$29.27

$ 0.22 - 33.63	3,894,226	7.5	$10.34

During 2000, the Company’s Board of Directors adopted the Employee Stock Purchase Plan (“ESPP”) and the non-U.S. Employee Stock Purchase Plan (“non-U.S. ESPP”) (collectively the “Plans”). The Plans allow eligible employees to purchase shares of common stock through payroll deductions at a discounted price. A total of 1,450,000 shares of common stock are reserved for issuance under the Plans, 1,250,000 shares under the ESPP, which are intended to qualify under Section 423 of the Internal Revenue Code and 200,000 shares under the non-U.S. ESPP. The Plans allow for purchases in a series of offering periods, each six months in duration, with new offering periods (other than the initial offering period) commencing on January 1 and July 1 of each year. The initial offering period commenced on April 14, 2000, the date of the initial public offering. Unless terminated earlier by the Company’s Board of Directors, the Plans have a term of ten years. The net weighted-average fair value per share granted under the Plans was $8.42, $8.69, and $0.68 for shares granted in 2000, 2001, and 2002, respectively, and $0.11 for the nine months ended September 30, 2003, calculated using the Black-Scholes option pricing model, assuming that no dividends were to be declared, a volatility of 100% and a risk free interest rate of 6.10% in 2000, 4.73% in 2001, 1.78% in 2002, and 1.24% in 2003. For the years ended December 31, 2000, 2001 and 2002, 69,642 shares, 90,772 shares and 975,907 shares, respectively, of common stock were purchased through the ESPP. For the nine months ended September 30, 2003, 313,656 shares of common stock were purchased through the ESPP.

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Had compensation cost for all stock-based compensation plans been determined consistent with SFAS No. 123, DDi Corp.’s net income (loss) allocable to common stock and net income (loss) per share allocable to common stock would have been the following (amounts in millions, except per share data):

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(unaudited)
Net income (loss) allocable to common stock:
As reported	$15.8	$(85.1)	$(288.1)	$(114.9)	$(52.1)
Pro forma	$11.5	$(92.8)	$(294.3)	$(123.0)	$(57.9)
Income (loss) per share allocable to common stock—basic:
As reported	$0.50	$(1.79)	$(5.98)	$(2.39)	$(1.06)
Pro forma	$0.36	$(1.96)	$(6.11)	$(2.56)	$(1.17)
Income (loss) per share allocable to common stock—diluted:
As reported	$0.47	$(1.79)	$(5.98)	$(2.39)	$(1.06)
Pro forma	$0.34	$(1.96)	$(6.11)	$(2.56)	$(1.17)

14.    INCOME TAX MATTERS

The provision (benefit) for income taxes in the years ended December 31, 2000, 2001, and 2002 consist of the following:

	2000	2001	2002
Current:
Federal	$24,147	$(5,178)	$—
State	2,896	—	—
Foreign	2,118	3,694	169

	29,161	(1,484)	169

Deferred:
Federal	(8,241)	(14,973)	12,250
State	(807)	(2,509)	4,184
Foreign	680	(655)	(2,300)

	(8,368)	(18,137)	14,134

	$20,793	$(19,621)	$14,303

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income tax assets and liabilities consist of the following at December 31:

	2001	2002
Deferred tax assets:
Net operating loss carryforwards	$8,640	$27,110
Trade receivables	1,310	368
Deferred compensation	557	380
Tax credits	6,265	3,026
Accrued liabilities	10,527	5,545
Asset impairment	7,125	1,788
Other	384	315

	34,808	38,532

Deferred tax liabilities:
Property, plant and equipment	(7,396)	(7,079)
Intangible assets	(16,025)	—

	(23,421)	(7,079)

Valuation allowance	(774)	(33,917)

Net deferred tax assets/(liabilities)	$10,613	$(2,464)

In connection with the acquisition of Thomas Walter, Olympic Circuits, and Kamtronics, the Company acquired certain net deferred tax liabilities of approximately $0.6 million, $0.2 million and $.01 million, respectively.

The income tax provision (benefit) differs from the amount of income tax determined by applying the U.S. federal statutory income tax rate to the income (loss) before income taxes in the years ended December 31 due to the following:

	2000	2001	2002
Computed “expected” tax expense (benefit)	$14,349	$(36,635)	$(95,827)
Increase (decrease) in income taxes resulting from:
State taxes, net of credits and federal tax benefit	2,089	(2,183)	6,345
Goodwill amortization	3,289	21,168	—
Goodwill impairment	—	—	69,650
Foreign tax differential	(418)	(506)	438
Research and development credit	—	(1,513)	(820)
Valuation allowance	—	—	33,143
Other	1,484	48	1,374

	$20,793	$(19,621)	$14,303

At December 31, 2002, the Company has federal and various state net operating loss (“NOL”) carryforwards of approximately $77 million and $32 million, respectively. The federal and state NOLs begin expiring in 2021 and 2004, respectively. The Company also has federal income tax credits of approximately $3 million which begin expiring in 2018. If certain substantial changes in the Company’s ownership should or have occurred, there would be an annual limitation on the amount of the NOL and other tax attribute carryfowards which can be utilized. As a result of any annual limitation, a portion of these carryforwards may expire before ultimately becoming available to reduce future tax liabilities.

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Based upon the large operating losses and expected future operating results, in the fourth quarter of 2002, management determined that it was more likely than not that all of the deferred tax assets as of December 31, 2002 may not be realized. Consequently, the Company established a valuation allowance for its deferred tax assets that are not expected to be realized.

U.S. income taxes have not been provided on approximately $1.3 million of undistributed earnings of foreign subsidiaries since management considers these earnings to be invested indefinitely or substantially offset by foreign tax credits. It is not practicable to estimate the amount of unrecognized deferred U.S. taxes on these undistributed earnings.

15.    COMMITMENTS, CONTINGENCIES AND GUARANTEES

Environmental matters—The Company’s operations are regulated under a number of federal, state, and local environmental laws and regulations, which govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of such materials. Compliance with these environmental laws are major considerations for all printed circuit board manufacturers because metals and other hazardous materials are used in the manufacturing process. In addition, because the Company is a generator of hazardous wastes, the Company, along with any other person who arranges for the disposal of such wastes, may be subject to potential financial exposure for costs associated with an investigation and remediation of sites at which it has arranged for the disposal of hazardous wastes, if such sites become contaminated. This is true even if the Company fully complies with applicable environmental laws. In addition, it is possible that in the future new or more stringent requirements could be imposed. Management believes it has complied with all applicable environmental laws and regulations. There have been no claims asserted nor is management aware of any unasserted claims for environmental matters.

Employment agreements—Pursuant to certain employment agreements dated September 1, 1995, as amended, effective until October 28, 2000, certain members of senior management received base salaries in the aggregate amount of $1.3 million in 2000. The base salaries on or after January 1, 2001 have been established by the Compensation Committee of the Company’s Board of Directors. These employees are eligible for annual bonuses based upon the achievement of EBITDA targets. These employees received a bonus in the aggregate amount of $2.4 million in consideration of prior services which were paid in October 2000.

Operating leases—The Company has entered into various operating leases principally for office space and equipment that expire at various dates through 2022. Future annual minimum lease payments under all non-cancelable operating leases with initial or remaining terms of one year or more consist of the following at December 31, 2002:

Year Ending December 31,
2003	$9,424
2004	8,484
2005	8,241
2006	6,982
2007	5,343
Thereafter	26,683

Future minimum lease payments	$65,157

The above future minimum lease payments include $2.1 million of accrued restructuring expenses for minimum lease payments of non-cancelable leases for DDi Corp. (see Note 17).

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Rent expense for 2000, 2001 and 2002 was approximately $5.8 million, $7.5 million and $8.7 million, respectively, for DDi Corp.

Litigation—The Company is a party to various legal actions arising in the ordinary course of its business. The Company believes that the resolution of these legal actions will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Retirement plans—The Company has various retirement plans available to eligible employees. Participants can elect to contribute 1% to 15% of their annual compensation to the retirement plans. For domestic employees, these contributions are made under Section 401(k) of the Internal Revenue Code. Depending on the plan, through May 2002 the Company matched employee contributions at $0.25 per $1.00 contributed, subject to a maximum per employee participant, or the Company contributes from 3% to 10% of the eligible employee’s annual compensation. For the plan years ended December 31, 2000, 2001 and 2002, employer contributions totaled $0.7 million, $0.5 million and $0.2 million, respectively. Contributions to the retirement plans have been suspended since May 2002.

Key Employee Retention Program—In December 2002, the Company executed a plan to retain employees under the Key Employee Retention Program (“KERP”). The KERP is a discretionary retention bonus program which pays a stay bonus in three installments, on December 31, 2002, July 1, 2003 and January 1, 2004. The stay bonus is accrued based on the participant’s service as employee to the Company. As of December 31, 2002, DDi Corp. incurred $1.7 million of expenses for the first installment payment of the stay bonus. These amounts were classified as reorganization expenses (see Note 18). Of the expense recorded, DDi Corp. had $0.5 million in accrued expenses at December 31, 2002. The maximum remaining committment, dependent on future service and therefore not accrued in the consolidated financial statements, related to each of the remaining installments are estimated to be $1.5 million for DDi Corp.

Indemnification of Directors and Officers—The Company’s certificate of incorporation provides that it will indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law. The Company has obtained liability insurance for its directors and officers with respect to liability arising out of their capacity or status as directors and officers against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. Currently, several of the Company’s current and former officers and directors are named defendants in several securities class action complaints and other litigation. At this time, management believes the Company will not incur significant costs associated with these matters.

16.    BUSINESS COMBINATIONS

DCI

In July 1998, Dynamic Details consummated the merger with DCI. DCI provided engineering and manufacturing services relating to complex printed circuit boards, backpanel assemblies and electromechanical interconnect devices with operations in California, Texas, Georgia and Massachusetts.

The DCI merger consideration, aggregating approximately $250 million, was allocated to tangible assets (aggregating approximately $65 million) acquired and liabilities assumed (aggregating approximately $30 million), with the remaining merger consideration consisting primarily of identifiable intangible assets, goodwill, and acquired in-process research and development (“in-process R&D”). Goodwill generated in the merger with DCI had an assigned value of approximately $120 million. The Company expensed the portion of merger consideration allocated to in-process R&D in the year ended December 31, 1998. Due to the closure of two facilities in connection with Company’s 2001 restructuring plan (see Note 17), the Company determined that a portion of the DCI goodwill and identifiable intangibles which related to these facilities had a fair value of zero. As a result, the Company recorded an adjustment in 2001 of $25.8 million and $2.6 million to the carrying value

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of goodwill and identifiable intangibles, respectively. As of December 31, 2001, the accumulated amortization related to this goodwill and identifiable intangibles acquired in the merger with DCI was approximately $57.7 million. The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, on January 1, 2002 and prospectively ceased amortization of goodwill and intangible assets with indefinite lives (see Note 23).

MCM

On April 14, 2000, DDi Corp. completed the acquisition of MCM, a time-critical electronics manufacturing service provider based in the United Kingdom, for a total purchase price of approximately $82 million, excluding acquisition expenses of approximately $4 million, paid in a combination of cash of approximately $10 million, the issuance of 2,230,619 shares of common stock valued at approximately $29 million, the repayment of outstanding indebtedness of MCM of approximately $24 million, and the assumption of approximately $23 million of MCM’s remaining outstanding indebtedness (net of cash acquired of approximately $8 million).

The total purchase price has been allocated to the underlying assets and liabilities based upon their estimated respective fair values at the date of acquisition. The Company has allocated the total purchase price to tangible assets acquired (aggregating approximately $30 million), and liabilities assumed (aggregating approximately $46 million), with the remaining consideration consisting of goodwill and identifiable intangible assets.

The identifiable intangibles consist of developed technologies, non-compete agreements, and assembled workforce. The fair value of the developed technology assets at the date of acquisition was $1 million and represents the aggregate fair value of individually identified technologies that were fully developed at the time of acquisition. The non-compete agreements and assembled workforce assets were assigned values as of the acquisition date of approximately $1 million and $2 million, respectively.

Goodwill generated in the acquisition of MCM has an assigned value of approximately $65 million. As of December 31, 2001, the accumulated amortization related to this goodwill and identifiable intangibles acquired in the acquisition of MCM was approximately $7.2 million. The Company adopted SFAS No. 142 on January 1, 2002 and prospectively ceased amortization of goodwill and intangible assets with indefinite lives (see Note 23).

Automata

On August 4, 2000, Dynamic Details completed the acquisition of substantially all the U.S. assets of Automata, a Virginia-based manufacturer of technologically advanced printed circuit boards for total cash consideration of approximately $19.5 million, plus fees and expenses of $0.5 million.

The total purchase price has been allocated to the underlying assets acquired and liabilities assumed based upon their respective fair market values at the date of acquisition. The excess of the purchase price was allocated to goodwill and was being amortized over its estimated useful life of 20 years. Goodwill generated in the acquisition of Automata has an assigned value of approximately $3.4 million. As of December 31, 2001, the accumulated amortization related to this goodwill and identifiable intangibles acquired in the acquisition of Automata was approximately $0.2 million. The Company adopted SFAS No. 142 on January 1, 2002 and prospectively ceased amortization of goodwill and intangible assets with indefinite lives (see Note 23).

Golden

On September 15, 2000, Dynamic Details completed the acquisition of the assets of Golden, a Texas-based manufacturer of engineered metal enclosures and provider of value-added assembly services to communications

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and electronics original equipment manufacturers, for approximately $14.4 million paid in combination of cash of approximately $12.6 million and the assumption of approximately $1.8 million of Golden’s outstanding capital lease liabilities (net of cash acquired of approximately $0.7 million), plus expenses of $0.5 million.

The total purchase price has been allocated to the underlying assets acquired and liabilities assumed based upon their respective fair market values at the date of acquisition. The excess of the purchase price was allocated to goodwill and was being amortized over its estimated useful life of 20 years. Goodwill generated in the acquisition of Golden has an assigned value of approximately $10.3 million. As of December 31, 2001, the accumulated amortization related to this goodwill and intangibles acquired in the acquisition of Golden was approximately $0.7 million. The Company adopted SFAS No. 142 on January 1, 2002 and prospectively ceased amortization of goodwill and intangible assets with indefinite lives (see Note 23).

Thomas Walter

On March 5, 2001, DDi Europe completed the acquisition of Thomas Walter, a leading circuit board manufacturer based in Marlow, England for approximately $24.5 million, plus expenses of $0.3 million. Thomas Walter is a well-established provider of complex, quick-turn rigid and rigid-flex printed circuit boards for the European electronics industry.

The total purchase price has been allocated to the underlying assets and liabilities based upon their estimated respective fair values at the date of acquisition. The excess of the purchase price was allocated to goodwill and identifiable intangible assets.

Goodwill generated in the acquisition of Thomas Walter has an assigned value of approximately $17.0 million and was being amortized over its estimated useful life of 20 years. The identifiable intangibles consist of developed technologies and assembled workforce. The fair value of the developed technology assets at the date of acquisition was approximately $0.5 million and represents the aggregate fair value of individually identified technologies that were fully developed at the time of acquisition. The assembled workforce asset was assigned a fair value of approximately $0.8 million at the date of acquisition.

As of December 31, 2001, the accumulated amortization related to the goodwill and identifiable intangibles acquired in the acquisition of Thomas Walter was approximately $0.9 million. The Company adopted SFAS No. 142 on January 1, 2002 and prospectively ceased amortization of goodwill and intangible assets with indefinite lives (see Note 23).

Nelco Technology

On April 27, 2001, Dynamic Details completed the acquisition of the assets of Nelco, a wholly owned subsidiary of Park Electrochemical Corp., for total cash consideration of approximately $3.0 million. Nelco is an Arizona-based manufacturer of semi-finished printed wiring boards, commonly known as mass lamination.

The total purchase price has been allocated to the underlying assets and liabilities based upon their estimated respective fair values at the date of the transaction.

Olympic Circuits Canada

On May 9, 2001, Dynamic Details completed the acquisition of Olympic, a Canada-based, time-critical electronics manufacturing service provider specializing in quick-turn prototype printed circuit boards for a total

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

cash consideration of approximately $12.8 million plus contingent consideration, of up to $4.5 million based on earnings in each of the three years following the date of acquisition, plus expenses of $0.1 million. As of December 31, 2002, $0.8 million of contingent consideration was earned and paid. This amount was capitalized as additional purchase price.

The total purchase price has been allocated to the underlying assets and liabilities based upon their estimated respective fair values at the date of acquisition. The excess of the purchase price was allocated to goodwill and was being amortized over its estimated useful life of 20 years. Goodwill generated in the acquisition of Olympic was approximately $10.5 million. As of December 31, 2001, the accumulated amortization related to the goodwill and identifiable intangibles acquired in the acquisition of Olympic was approximately $0.4 million. The Company adopted SFAS No. 142 on January 1, 2002 and prospectively ceased amortization of goodwill and intangible assets with indefinite lives (see Note 23).

Altatron Technology

On June 4, 2001, Dynamic Details completed the acquisition of the assets of Altatron, a Southern California-based provider of value-add assembly services to electronics original equipment manufacturers for a total cash consideration of approximately $4.8 million, plus contingent consideration based on earnings in each of the two years following the date of acquisition. No contingent consideration has been earned or recorded as of December 31, 2002. If contingent consideration is earned and paid, it will be capitalized as additional purchase price.

The total purchase price has been allocated to the underlying assets and liabilities based upon their estimated respective fair values at the date of the transaction. The excess of the purchase price was allocated to goodwill and was being amortized over its estimated useful life of 20 years. Goodwill generated in the acquisition of Altatron has an assigned value of approximately $10.3 million. As of December 31, 2001, the accumulated amortization related to this goodwill and intangibles acquired in the acquisition of Altatron was approximately $0.7 million. The Company adopted SFAS No. 142 on January 1, 2002 and prospectively ceased amortization of goodwill and intangible assets with indefinite lives (see Note 23).

Kamtronics Limited

On October 24, 2002, DDi Europe completed the acquisition of Kamtronics Limited (“Kamtronics”), a market leader in sourcing printed circuit boards for European customers, based in Calne, England, for approximately $4.2 million plus contingent consideration based on earnings in each of the two years following the date of acquisition. The total purchase price has been allocated to underlying assets acquired and liabilities assumed based upon their respective fair market value at the date of acquisition.

As the historical financial statements of Kamtronics are not material to the Company’s consolidated financial statements, pro forma financial information has not been presented.

Unaudited Update Information

During the nine months ended September 30, 2003, contingent consideration was earned and capitalized as additional purchase price to goodwill in the acquisition of Olympic and Kamtronics. However, due to evolving financial factors affecting the Company’s business and based on business valuations that indicated the book value of goodwill was in excess of its fair value, the Company recorded goodwill impairment charges of $2.4 million during the nine months ended September 30, 2003 (see Note 23).

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.    RESTRUCTURING AND OTHER RELATED CHARGES

2001 Charges

In October 2001, management and the Company’s Board of Directors approved a plan to close its Garland, Texas and Marlborough, Massachusetts facilities. In conjunction with the closure of the Garland and Marlborough facilities, DDi Capital and DDi Corp. recorded charges in the fourth quarter of 2001 totaling $79.4 million and $79.8 million, respectively. Of these amounts, $3.7 million represent restructuring related inventory impairments and were therefore reflected as a component of gross profit. The remaining $76.1 million of charges were classified as “Restructuring and other related charges” and consist of $51.4 million relating to impairments of intangibles assets, $15.5 million relating to impairments of net property, plant and equipment, and $9.2 million for DDi Corp. in accrued restructuring expenses. The closure of these facilities was effectively completed by June 30, 2002.

The calculated impairment of $15.5 million in net property, plant and equipment was made in accordance with SFAS No. 121, based upon a detailed review of the individual long-lived assets in the closed facilities. Management determined that certain of these assets would be utilized by the Company’s other operations and are not impaired. Most of the assets, however, were determined to be either obsolete or redundant equipment with no residual value, after consideration of estimated disposal costs. Accordingly, these assets were written down to zero value. Further, the Company owns the land and building associated with the Garland facility. The Company intends to market this property for sale subsequent to the completion of the plant closure. Based upon information available at the time, the Company believed proceeds from such sale would likely exceed the net book value of the property plus expected selling costs. As of December 31, 2001, the Company’s consolidated balance sheet reflects the historical cost of the land and building of approximately $6.1 million. Depreciation of the building was discontinued in October 2001. In 2002, an impairment charge was taken to reflect the

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

diminution of the market value of this land and building. At December 31, 2002, the carrying value is approximately $2.5 million.

In connection with the calculation of the impairment of tangible assets described above, the Company determined that the intangibles associated with the facilities to be closed have a fair value of zero. The Company estimated the amount of the impairment by comparing the discounted cash flows expected to be generated from the assets to their carrying value. Of the $51.4 million of restructuring charges relating to the impairment of intangible assets, $23.0 million represents goodwill relating to business transferred from the Company’s former Colorado plant with the remainder representing the portion of the intangibles acquired in conjunction with the merger with DCI (see Note 16) that relate to the Garland and Marlborough facilities. The latter is comprised of $25.8 million of goodwill and $2.6 million of identifiable intangibles (customer relationships and assembled work-force).

2002 Charges

In June 2002, management and the Company’s Board of Directors approved a plan to close its Dallas, Texas and Moorpark facilities and selected design centers and to restructure various European operations. In conjunction with this plan, DDi Corp. recorded charges in the second quarter of 2002 totaling $17.9 million. Of these amounts, $3.5 million represent restructuring related inventory impairments and were therefore reflected as a component of gross profit. The remaining $14.4 million of charges were classified as “Restructuring and other related charges.” Such charges consist of $8.3 million relating to impairments of net property, plant and equipment, and $6.1 million in accrued restructuring expenses. Such accrued expenses represent $3.0 million in severance and related expenses associated with the involuntary termination of the 138 staff and management employees from the plant closures, and $3.1 million in other exit cost. The closure of the facilities was effectively complete by December 31, 2002.

In September 2002, management and the Company’s Board of Directors approved a plan to write-down unutilized assets, streamline certain manufacturing facilities, and eliminate certain sales offices, including the office based in Tokyo, Japan. In conjunction with this plan, DDi Corp. recorded charges in the third quarter of 2002 totaling $9.1 million which were classified as “Restructuring and other related charges.” Such charges consist of $7.5 million relating to impairments of net property, plant and equipment, and $1.6 million in accrued restructuring expenses. Such accrued restructuring expenses represent $1.0 million in estimated facilities closure costs such as minimum lease payments through the scheduled maturities of the non-cancelable real property operating leases and the estimated costs of readying facilities for lease or sale and $0.6 million in other exit costs. The streamlining and closure of the facilities was effectively complete by December 31, 2002.

In December 2002, DDi implemented further restructuring initiatives to scale down its Anaheim, California facility, resulting in restructuring charges of $3.1 million. Such charges consist of $0.5 million relating to impairment of net property, plant and equipment, $1.6 million in accrued restructuring expenses and $0.9 million in severance and other exit costs. Of the amount of restructuring expenses accrued, $1.1 million was related to severance costs associated with the involuntary termination of 153 staff and management employees and $0.5 million was related to other exit costs.

During 2002, DDi Corp. recorded impairments in net property, plant and equipment aggregating $16.3 million. These calculated impairments were made in accordance with SFAS No. 144, based upon a detailed review of the individual long-lived assets in the closed facilities. These assets were determined to be obsolete or redundant equipment with no residual value, after consideration of estimated disposal costs. Accordingly, these assets were written down to zero value.

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2003 Charges (Unaudited)

In the nine months ended September 30, 2003, DDi Corp. recorded charges totaling $4.7 million, which were classified as “Restructuring and other related charges.” Such charges primarily represent revision of estimates from previously recorded restructuring charges and consisted of $1.5 million in accrued restructuring expenses and $0.9 million in severance and other exit costs. The charges also consist of $1.7 million relating to impairment of inventory which are reflected as a component of cost of goods sold, $1.0 million relating to impairment of net property, plant and equipment primarily related to the Dallas-based electronics enclosure operations the Company sold, $0.3 million in facilities closure costs, $0.1 million in other exit costs, and a non-cash credit of ($0.8) million resulting principally from a reduction in estimated net lease exit costs recorded as part of the operational restructuring initiatives undertaken in 2002. The accrued restructuring expenses of $1.5 million relate to other exit costs.

18.    REORGANIZATION EXPENSES

During the fourth quarter of 2002, the Company initiated plans to restructure debt and retain employees. These efforts resulted in reorganization charges of $2.3 million. Of these amounts, $0.6 million is related to professional fees and $1.7 million is related to personnel retention costs under the Dynamic Details Key Employee Retention Program (“KERP”) (see Note 15) of which $0.5 million is included in accrued expenses at December 31, 2002.

Unaudited Update Information

During the nine months ended September 30, 2003, the Company recorded reorganization charges of $8.3 million. These charges consist of $5.5 million related to professional fees and other costs associated with the reorganization. The charges also include $2.8 million related to personnel retention costs under the Dynamic Details KERP of which $0.7 million is included in accrued expenses at September 30, 2003. The maximum remaining commitment as of September 30, 2003, dependent on future service and therefore not accrued in the consolidated financial statements, related to each of the remaining installment payments under the KERP are estimated to be $0.8 million. Total accrued reorganization expenses at September 30, 2003, were $0.7 million. All of these accrued reorganization expenses represent the personnel retention costs under the Dynamic Details KERP.

19.    REORGANIZATION PROCEEDING EXPENSES (Unaudited)

In the third quarter of 2003, the Company recorded reorganization charges relating to the Chapter 11 proceedings of $4.3 million. All of these charges relate to professional fees directly associated with the Chapter 11 proceedings.

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20.    SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2002
CASH PAYMENTS FOR:
Income taxes	$21,294	$6,906	$650

Interest	$44,992	$6,301	$8,609

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Equity issued in mergers and acquisitions (see Note 16)	$29,062	$—	$—

Capital lease obligations incurred for acquisition of property and equipment	$—	$—	$623

21.    RELATED PARTY TRANSACTIONS

The Company leases a facility used for engineering and assembly from D&D Tarob Properties, LLC (“D&D”), an entity owned or controlled by the Company’s former Chairman and Director. During the years ended December 31, 2001 and 2002, the Company paid $0.5 million and $0.7 million, respectively to D&D under this lease agreement.

On June 1, 2000, in connection with the exercise of certain options, the Company accepted as payment from a certain executive officer purchasing such shares, a note in the amount of $0.1 million bearing interest at a rate of 6.46% per annum, compounded quarterly. The note was repaid in January 2002.

On November 30, 2001, pursuant to the terms of a Secured Promissory Note and Pledge Agreement, the Company loaned a certain executive officer a note in the amount of $0.6 million bearing interest at a rate of 2.7% per annum, compounded quarterly. The note is collateralized by shares of the Company’s common stock.

22.    PUBLIC OFFERINGS

On April 14, 2000, DDi Corp. completed an initial public offering of 12,000,000 shares of its common stock at $14.00 per share generating proceeds of $156.7 million, net of underwriting discounts and commissions. The net proceeds were used to repay $100 million of the Senior Term Facility, redeem $21.2 million accreted balance of the Intermediate senior discount notes, pay associated redemption premiums and accrued and unpaid interest thereon, finance a portion of the acquisition of MCM (see Note 16) and pay offering expenses.

On October 16, 2000, the Company and some of its shareholders completed a follow-on public offering of 6,000,000 shares of the Company’s common stock, with 4,608,121 shares issued by the Company and the remainder sold by selling shareholders. The shares were sold at $27.875 per share, generating proceeds to the Company of $122.0 million, net of underwriting discounts and commissions. The net proceeds were used to redeem all outstanding Intermediate senior discount notes aggregating $17.5 million in principal amount, pay associated redemption premiums of $3.6 million and accrued and unpaid interest thereon of $5.2 million, repurchase a portion of the Capital Senior Discount Notes, with an accreted balance of $36.5 million, for $37.6 million and pay offering expenses. The remaining net proceeds of approximately $58.1 million were used for general corporate purposes, including potential future acquisitions.

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On February 14, 2001, DDi Corp. and some of its shareholders completed a follow-on public offering of 6,000,000 shares of its common stock, with 3,000,000 shares issued by DDi Corp. and the remainder sold by selling shareholders. The shares were sold at $23.50 per share, generating proceeds of $67.0 million, net of underwriting discounts, commissions and expenses. Concurrently, DDi Corp. issued 5.25% Convertible Subordinated Notes due March 1, 2008 with an aggregate principal of $100.0 million. These notes are convertible at any time prior to maturity into shares of common stock at a conversion price of $30.00 per share, subject to certain adjustments. These notes generated proceeds of $97.0 million, net of underwriting discounts, commissions and expenses. The net proceeds of both transactions have been used to repurchase a portion of the Capital Senior Discount Notes and all of the Senior Subordinated Notes.

23.    GOODWILL AND INTANGIBLES

On January 1, 2002, the Company adopted SFAS Nos. 141 and 142. SFAS No. 141 “Business Combinations” requires that the purchase method of accounting be used for all business combinations, establishes specific criteria for recognizing intangible assets separately from goodwill and requires certain disclosures regarding reasons for a business combination and the allocation of the purchase price paid. SFAS No. 142 “Goodwill and Other Intangible Assets” establishes that goodwill and certain intangible assets will not be amortized and the amortization period of certain intangible assets will no longer be limited to forty years. In addition, SFAS No. 142 requires that goodwill and intangible assets that are not amortized be tested for impairment at least annually. The Company will complete its annual impairment test in the fourth quarter of its fiscal year.

In adopting these pronouncements, the Company evaluated its identifiable intangible assets for recognition apart from goodwill. At the date of adoption, identifiable intangible assets consisted of developed technologies, assembled workforce and customer relationships. Such assets were deemed to be inseparable from goodwill. Accordingly, the balances of these intangible assets at January 1, 2002, with an aggregate net carrying amount of $45.6 million (consisting of a gross cost of $90.8 million and associated accumulated amortization of $45.2 million), were reclassified to goodwill. In addition, the Company reclassified approximately $16.6 million of deferred tax liabilities associated with these intangible assets to goodwill. In accordance with SFAS No. 142, as of the date of adoption, the Company prospectively ceased amortization of goodwill and instead conducts periodic tests of impairment.

The Company operates in one reportable segment (see Note 3). The Company separately monitors the financial performance of its North American and European operations. Further, each of these operations generally serves a distinct customer base. Based upon these facts, the Company considers the North American and European operations its reporting units for the assignment of goodwill. The Company’s European operations consist of entities acquired in conjunction with the MCM purchase transaction in 2000, the Thomas Walter purchase transaction in 2001 and the Kamtronics purchase transaction in 2002. The amount of goodwill attributable to the European operations was the amount generated in the purchase transactions, net of related amortization through December 31, 2001 and the associated reclassifications of deferred tax liabilities to goodwill. All other goodwill is related to the Company’s North American operations.

Based on the Company’s initial transition impairment testing during the first quarter of 2002, no impairment was recognized. Due to a continued stock price decline during both the second and third quarters of 2002, tests of impairment were performed in each of these quarters. The analyses indicated that the book value of goodwill during each quarter was in excess of its fair value, as determined by the Company’s market capitalization. After assessing the goodwill impairment at a reporting unit level, the Company calculated and recorded goodwill impairment charges of $60.0 million and $12.0 million, respectively, for DDi Corp. in the quarters ended June 30 and September 30, 2002, respectively. Due to evolving financial and other factors affecting the Company’s

COMPANY NAME

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Month 00, 2000

business, primarily the Company’s recent discussions with its senior lenders, convertible subordinated noteholders and other stakeholders, and based on business valuations that indicated the book value of goodwill was in excess of its fair value at December 31, 2002, the Company calculated and recorded goodwill impairment charges during the fourth quarter of 2002 of $127.0 million.

Goodwill for each reporting unit of DDi Corp. is as follows (in thousands):

	December 31, 2002	September 30, 2003
		(unaudited)
North America	$—	$—
Europe	13,982	14,280

Total	$13,982	$14,280

The following table shows, on a pro-forma basis, what net income (loss) and earnings per share would have been for the years ended December 31, 2000 and 2001 if the new accounting standards had been applied beginning January 1, 2000 and if diluted shares were used to calculate pro forma net income (loss) (in thousands):

	Year Ended December 31, 2000	Year Ended December 31, 2001
Net income (loss), as reported	$15,848	$(85,050)
Add back: goodwill and intangibles amortization, net of tax effect	18,230	18,462

Pro forma net income (loss)	$34,078	$(66,588)

Net income (loss) per share, as reported—basic	$0.50	$(1.79)
Add back: goodwill and intangibles amortization, net of tax effect	0.44	0.39

Pro forma net income (loss) per share—basic	$0.94	$(1.40)

Net income (loss) per share, as reported—diluted	$0.47	$(1.79)
Add back: goodwill and intangibles amortization, net of tax effect	0.42	0.39

Pro forma net income (loss) per share—diluted	$0.89	$(1.40)

Weighted average shares used to compute net income (loss) per share:
Basic	31,781,536	47,381,516

Diluted	33,520,447	47,381,516

Unaudited Update Information

In the second quarter of 2003, the Company amended the contingent consideration relating to a prior purchase transaction and replaced it with a settlement of $2.0 million to be paid over the next three years. This amount was originally capitalized as additional purchase price to goodwill. However, due to evolving financial factors affecting the Company’s business, primarily the Company’s recent discussions with its senior lenders, convertible subordinated noteholders and other stakeholders, and based on business valuations that indicated the book value of goodwill was in excess of its fair value, the Company recorded goodwill impairment charges of $2.0 million during the quarter ended June 30, 2003.

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the third quarter of 2003, the Company accrued contingent consideration relating to a prior purchase transaction of $0.4 million (see Note 16). This amount was originally capitalized as additional purchase price to goodwill. However, due to evolving financial factors affecting the Company’s business and based on business valuations that indicated the book value of goodwill was in excess of its fair value, the Company recorded goodwill impairment charges of $0.4 million for DDi Corp. during the quarter ended September 30, 2003.

24.    NET INTEREST EXPENSE

In April 2002, the FASB issued SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections.” Among other matters, SFAS No. 145 rescinded SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt” thereby eliminating the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in APB Opinion No. 30, “Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” will be used to classify those gains and losses.

The Company adopted SFAS No. 145 in the beginning of the second quarter of 2002. As a result of the adoption of this pronouncement, the Company accounted for the impact of the early extinguishment of debt as a component of net interest expense in the accompanying consolidated statements of operations. In accordance with SFAS No. 145, the Company has reclassified certain costs incurred in 2001 and 2000 that were previously classified as extraordinary items, net of related income taxes. Such reclassifications had no effect upon net loss, but resulted in an increase of $19.6 million and $10.6 million to reported interest expense in 2001 and 2000, respectively. Such reclassifications also resulted in an increase of $7.6 million to reported income tax benefit in 2001 and a decrease of $4.2 million to reported income tax expense in 2000.

25.    SUBSEQUENT EVENTS (Unaudited)

Our Recent Bankruptcy and Reorganization

On August 20, 2003, DDi Corp. and DDi Capital, filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York. DDi Corp.’s other direct and indirect wholly-owned subsidiaries, including Intermediate, DDi Europe and Dynamic Details were not parties to the Chapter 11 cases. After the Chapter 11 cases were filed, DDi Corp. and DDi Capital continued to manage its properties and operate its businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with Sections 1107(a) and 1108 of Chapter 11. On December 2, 2003, the Bankruptcy Court entered an order confirming the Company’s Modified First Amended Plan of Reorganization dated as of August 30, 2003. On December 12, 2003, the effective date of the Company’s plan of reorganization, the Company reorganized and emerged from bankruptcy. DDi Corp. and its subsidiaries are now operating its businesses and properties as a group of reorganized entities pursuant to the terms of the plan of reorganization.

The following is a summary of some of the transactions that were consummated on or about the effective date of the Company’s plan of reorganization:

Current Equity.    On the effective date of the plan of reorganization, the Company’s certificate of incorporation and bylaws were amended and restated. The Company now has 80,000,000 shares of capital stock, consisting of 75,000,000 shares of Common Stock, $0.001 par value per share, and 5,000,000 shares of Preferred Stock, $0.001 par value per share. In addition, a certificate designating 1,000,000 shares of preferred stock as Series A preferred stock became effective. The Series A preferred stock has an annual dividend of 15% and an aggregate liquidation preference of $15 million.

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pre-Bankruptcy Common Equity.    All of the pre-bankruptcy equity securities, including all outstanding shares of the Company’s common stock and all outstanding options to purchase common stock, were cancelled in the Chapter 11 proceedings. On the effective date of the plan of reorganization, the holders of DDi Corp. pre-bankruptcy common equity received an aggregate of 249,926 shares of the Company’s common stock.

5.25% Convertible Subordinated Notes.    On the effective date of the plan of reorganization, DDi Corp. 5.25% convertible subordinated notes, of which $100 million in principal amount was outstanding as of September 30, 2003, were cancelled or satisfied in full and discharged and each holder of the 5.25% convertible subordinated notes received a pro rata share of (i) 10,800,000 shares of the Company’s common stock and (ii) 500,000 shares of the Company’s Series A preferred stock.

6.25% Convertible Subordinated Notes.    On the effective date of the plan of reorganization, DDi Corp. 6.25% convertible subordinated notes, of which $100 million in principal amount was outstanding as of September 30, 2003, were cancelled or satisfied in full and discharged and each holder of the 5.25% convertible subordinated notes received a pro rata share of (i) 12,700,000 shares of the Company’s common stock and (ii) 500,000 shares of the Company’s Series A preferred stock.

DDi Capital Senior Discount Notes.    On the effective date of the plan of reorganization, DDi Capital’s senior discount notes, of which $16.09 million in principal amount and accrued interest of $1.83 million was outstanding as of September 30, 2003, were cancelled or satisfied in full and discharged and each holder of the senior discount notes received a pro rata share of $17.7 million in senior accreting notes issued by DDi Capital pursuant to an indenture. Interest is payable on the senior accreting notes by issuance of additional senior accreting notes an annual rate of 16% or, at DDi Capital’s election, in cash at an annual rate of 14%. The notes mature on January 1, 2009 and are redeemable by DDi Capital. The notes have covenants customary for securities of this type. Each holder of the senior discount notes also received a warrant to purchase pro rata shares of 762,876 shares of the Company’s common stock. These warrants are held in an escrow account until December 12, 2005 and are exercisable at an initial exercise price of $0.01 per share from December 13, 2005 through July 31, 2008. These warrants will be terminated if, on or before December 12, 2005, DDi Capital permanently and irrevocably elects to make payments of interest in cash in lieu of payment of interest by issuing additional accreting notes or pays all of its indebtedness to the warrant holders, which was $17.7 as of December 31, 2003. Additionally, the Company may reduce the number of these warrants that are exercisable by permanently reducing and terminating the Company’s borrowings under the new senior accreting notes by at least 50% by December 12, 2005, and the warrants will be terminated if 100% of the Company’s borrowings under the new senior accreting notes are paid by December 12, 2005.

Management Equity Incentive Plan and 2003 Directors Equity Incentive Plan.    On the effective date of the plan of reorganization, the Company established a new 2003 Management Equity Incentive Plan and a new 2003 Directors Equity Incentive Plan. As of February 6, 2004, the Company has granted options to purchase an aggregate of 2,418,758 shares of common stock under the 2003 Management Equity Incentive Plan. An additional 2,521,362 shares of common stock may be issued to members of management under the 2003 Management Incentive Plan and 600,000 shares of common stock may be issued to directors under the 2003 Directors Equity Incentive Plan upon the exercise of options granted under the plans. The Company is also authorized to issue 1,250,000 shares of restricted common stock under the 2003 Management Incentive Plan.

New Senior Credit Facility.    As of September 30, 2003, the Dynamic Details senior credit facility consisted of a Tranche A term facility of approximately $16.2 million, a Tranche B term facility of approximately $49.7 million; and a revolving line of credit of up to $25 million including revolving credit loans, letters of credit and swing line loans (access to the full amount is subject to conditions set forth in the agreement and was limited to $1.2 million which was reserved for letters of credit). In addition, as of September 30, 2003, Dynamic Details had a $5.8 million liability resulting from the interest rate swap termination (see Note 10). On December 12,

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2003, the aggregate outstanding unpaid principal amount of senior debt, plus interest and fees, under the Dynamic Details senior credit facility was restructured, exchanged and repaid and the rights of the lenders under the credit facility and interest rate swap agreement were modified, exchanged and restated as provided in our new senior credit facility. The new senior credit facility consists of (a) a Tranche A Revolving and Term Loan Facility in an aggregate amount of $15.0 million which shall be available as a revolving loan until June 30, 2005, at which time any outstanding amounts under such facility shall be converted to a Tranche A Term Loan with a maturity date of April 15, 2008 and (b) a Tranche B Term Loan in the aggregate amount of $57.9 million with a maturity date of April 15, 2008. No significant amortization under either Tranche will be due until 2005. The new senior credit facility had $67.2 million outstanding and $0.7 million of letters of credit obligations outstanding as of January 31, 2004. In connection with the new senior credit facility, DDi Corp. and DDi Capital executed and delivered two guarantee and collateral agreements, pursuant to which (i) the Company pledged one hundred percent (100%) of the common stock of DDi Intermediate as collateral to secure the new senior credit facility, and (ii) DDi Intermediate pledged one hundred percent (100%) of the common stock of DDi Capital as collateral to secure the new senior credit facility.

On the effective date of the plan of reorganization, the lenders under the new senior secured credit facility received warrants to purchase an aggregate of 3,051,507 shares of the Company’s common stock. These warrants are held in an escrow account until December 12, 2005 and are exercisable at an initial exercise price of $0.01 per share from December 13, 2005 through July 31, 2008. The Company may reduce the number of these warrants that are exercisable by permanently reducing and terminating the Company’s borrowings under the new senior credit facility by at least 50% by December 12, 2005. The warrants will be reduced by the same percentage by which the new senior credit facility is reduced as of December 12, 2005, and the warrants will be terminated if 100% of the Company’s borrowings under the new senior credit facility are paid by December 12, 2005.

The Company also restructured the DDi Europe Facilities Agreement. For a further discussion of DDi Europe Facilities Agreement, see Note 7 herein.

Fresh Start Accounting

In connection with DDi Corp.’s emergence from bankruptcy, the Company will adopt “fresh-start” accounting principles prescribed by the American Institute of Certified Public Accountants’ Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” effective November 30, 2003. Under fresh start accounting, a new reporting entity, known as the “Successor Company”, is deemed to be created, and the recorded amounts of assets and liabilities are adjusted to reflect their fair value. Accordingly, the consolidated financial statements for the Successor Company for the period from December 1, 2003 to December 31, 2003, and all subsequent periods, will reflect the Company’s emergence from Chapter 11 and will be prepared utilizing the principles of fresh start reporting contained in SOP 90-7. As a result, the Company’s reported historical financial statements for periods prior to December 1, 2003 generally will not be comparable to those of the Successor Company.

Private Stock Offering

The Company has completed a private placement of 1,000,000 shares of restricted common stock to institutional investors for gross proceeds of $15,980,000, before placement fees and offering expenses. The shares were priced at $15.98 per share, which represents a discount against the trading price of the Company’s common stock as of January 9, 2004. A portion of the proceeds were used to pay down $4.5 million of the Senior Credit Facility in January 2004. The Company intends to use the remaining net proceeds to further reduce outstanding debt and for general corporate purposes.

DDi CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FINANCIAL STATEMENT SCHEDULE

The financial statement Schedule II—VALUATION AND QUALIFYING ACCOUNTS is filed as part of this Form S-1.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

DDi CORP.

	Balance at beginning of year	Charged to income	Increase attributable to acquisitions	Deductions	Balance at end of year
Allowance for Doubtful Accounts
Year ended December 31, 2000	$1,584	$12,462	$1,445	$(2,614)	$12,877
Year ended December 31, 2001	$12,877	$131	$469	$(8,476)	$5,001
Year ended December 31, 2002	$5,001	$612	$105	$(3,618)	$2,100

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by DDi Corp. All amounts shown are estimates except the Securities and Exchange Commission registration fee.

SEC Filing Fee	$2,123
Legal fees and expenses	$150,000
Accounting fees and expenses	$100,000
Printing and engraving expenses	$20,000

Total Expenses	$272,123

Item 14.    Indemnification of Directors and Officers.

The Registrant’s Certificate of Incorporation (the “Certificate”) provides that, except to the extent prohibited by the Delaware General Corporation Law (the “DGCL”), the Registrant’s directors shall not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. The Certificate provides that the Registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. Under the DGCL, the directors have a fiduciary duty to the Registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director’s duty of loyalty to the Registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors’ responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws.

Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The Registrant has obtained liability insurance for its officers and directors.

Item 15.    Recent Sales of Unregistered Securities.

Since February 12, 2001, we have issued the following securities without registration under the Securities Act.

1.  On April 2, 2002, DDi Corp. sold $100.0 million aggregate principal amount of 6.25% Convertible Subordinated Notes due April 1, 2007 in a private offering to J.P. Morgan Securities Inc. and Robertson

Stephens, Inc., the initial purchasers of the notes. This transaction was exempt from registration under Section 4(2) of the Securities Act of 1933 (the “Act”). The notes were subsequently sold to qualified institutional buyers pursuant to the exemption provided by Rule 144A of the Act. These notes are convertible at any time prior to maturity into shares of common stock at a conversion price of $11.04 per share, subject to certain adjustments. We issued the notes to the initial purchasers at a 3% discount. These notes generated proceeds of $95.8 million, net of underwriting discounts. Approximately $47.9 million of the net proceeds from the sale were used to repay a portion of the Dynamic Details Senior Term Facility, $12.5 million was placed in an interest reserve account to cover two years of interest payments on the notes and the remainder will be used for working capital and general corporate purposes. In connection with the $47.9 million repayment of the Senior Term Facility, Dynamic Details elected to amend its swap agreement by reducing the notional balance of the swap to reflect the impact of the debt repayment on the outstanding principal. In connection with the amendment of the swap agreement, Dynamic Details paid approximately $3.1 million to the counterparty, representing the pro-rata portion of the deferred swap liability. The notes are redeemable by DDi Corp. any time on or after December 21, 2004 at specified prices. In connection with the sale of the notes, DDi Corp. entered into a registration rights agreement, pursuant to which DDi Corp. has filed a registration statement for the resale of the notes and the shares of common stock issuable upon conversion of the notes.

2.  Pursuant to our plan of reorganization, on December 13, 2003, we issued common stock, preferred stock and warrants to our creditors in satisfaction of such creditors’ claims against us. We issued an aggregate of 23,500,000 shares of our common stock to the holders of our old convertible subordinated notes. We issued an aggregate of 249,926 shares of common stock to the holders of our pre-bankruptcy common stock. We issued an aggregate of 1,000,000 shares of our Series A preferred stock to the holders of our old convertible subordinated notes. We issued warrants to purchase an aggregate of 3,814,383 shares of our common stock, subject to anti-dilution adjustment, to the lenders under the our new credit facility and to holders of our old senior discount notes. The holders of the 23,500,000 shares of our common stock issued to the holders of our old convertible subordinated notes, the Series A preferred stock and the warrants issued pursuant to our plan of reorganization, are entitled, under certain circumstances, to require us to register the resale of their common stock, Series A preferred stock, warrants and shares issuable upon exercise of the warrants under the Securities Act. However, no registration rights have been provided to holders of our pre-bankruptcy common stock with respect to the common stock issued to such holders under our plan of reorganization.

Section 1145 of the Bankruptcy Code exempts the original issuance of securities under a plan of reorganization (as well as subsequent distributions by the distribution agent) from registration under the Securities Act and state law. Under Section 1145, the issuance of securities pursuant to our plan of reorganization is exempt from registration if three principal requirements are satisfied: (1) the securities must be issued under a plan of reorganization by a debtor, its successor or an affiliate participating in a joint plan with the debtor; (2) the recipients of the securities must hold a claim against the debtor or such affiliate, an interest in the debtor or such affiliate, or a claim for an administrative expense against the debtor or such affiliate; and (3) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor or such affiliate or “principally” in such exchange and “partly” for cash or property. We believe that the issuances of the shares of our common stock, the Series A preferred stock, warrants and shares issuable upon exercise of the warrants pursuant to the Registrants’ plan of reorganization satisfy the requirement of Section 1145 of the Bankruptcy Code and, therefore, were exempt from registration under the Securities Act and state securities laws. Subject to volume restrictions under the Securities Act on sales by affiliates, the securities issued pursuant to our plan of reorganization may be freely transferred by most recipients, and all resales and subsequent transactions in such securities are exempt from registration under federal and state securities laws, unless the holder is an “underwriter” with respect to such securities, as such term is defined in Section 1145(b) of the Bankruptcy Code. Given the complex and subjective nature of the question of whether a particular holder may be an underwriter, we make no representation concerning the right of any person to trade in the securities issued pursuant to our plan of reorganization.

3.  On January 21, 2004, we issued 1,000,000 shares of common stock to two institutional investors. In exchange for the issuance, we received total gross proceeds of $15,980,000. We paid our placement agent and advisor a placement fee of $758,800 out of the proceeds of the offering. We issued these securities under an exemption provided by Rule 506 of Regulation D under the Securities Act Rules. The purchasers of these securities certified that they were “accredited investors” as defined in Rule 501 of Regulation D, were acquiring the securities as an investment and not with a view to distribution, and would not resell the securities unless they became registered of another exemption from registration was available. The securities included a legend that reflected these restrictions. The holders are entitled, under certain circumstances, to require us to register the resale of their common stock under the Securities Act. Pursuant to this registration statement, we are registering such shares of common stock.

Item 16.    Exhibits and Financial Statement Schedules.

The exhibits listed below are hereby filed with the Commission as part of this Registration Statement. Certain of the following exhibits have been previously filed with the Commission pursuant to the requirements of the Securities Act or the Exchange Act. Such exhibits are identified by the parenthetical references following the listing of each such exhibit and are incorporated herein by reference.

Exhibit No.	Description
2.1	Modified First Amended Joint Plan of Reorganization Dated As Of August 30, 2003.(1)
2.2	Order Confirming Debtors’ Modified First Amended Joint Plan of Reorganization Dated as of August 30, 2003.(1)
3.1	Amended and Restated Certificate of Incorporation of DDi Corp.(1)
3.2	Certificate of Designation of DDi Corp.(1)
3.3	Amended and Restated Bylaws of DDi Corp.(2)
5.1*	Opinion of Paul, Hastings, Janofsky & Walker LLP.
10.1	Second Amended and Restated Credit Agreement, dated as of December 12, 2003.(1)
10.2	Guarantee and Pledge Agreement, dated as of December 12, 2003.(1)
10.3	Secured Lender Warrant Agreement, dated as of December 12, 2003.(1)
10.4	Secured Lender Warrant Escrow Agreement, dated as of December 12, 2003.(1)
10.5	Indenture dated as of December 12, 2003 with respect to DDi Capital Senior Discount Notes due 2009.(1)
10.6	Senior Discount Warrant Agreement, dated as of December 12, 2003.(1)
10.7	Senior Discount Warrant Escrow Agreement, dated as of December 12, 2003.(1)
10.8	Registration Rights Agreement, dated as of December 12, 2003, relating to DDi Corp. Secured Lender Warrants.(1)
10.9	Registration Rights Agreement, dated as of December 12, 2003, relating to DDi Corp. Senior Discount Warrants.(1)
10.10	Registration Rights Agreement, dated as of December 12, 2003, relating to Series A Preferred Stock of DDi Corp.(1)
10.11	Registration Rights Agreement, dated as of December 12, 2003, relating to Preferred Stock of DDi Europe.(1)
10.12	Dynamic Details, Inc. Key Employee Retention Plan.(3)
10.13	Dynamic Details, Inc. Severance Plan for Key Employees and Summary Plan Description Effective December 19, 2002.(3)
10.18	Amendment and Restatement Deed, dated November 15, 2001, relating to a Facilities Agreement dated 27 May 1999, among (i) DDi Europe Limited, formerly known as MCM Electronics Limited, (ii) the additional borrowers named therein, (iii) the other charging parties named therein, and (iv) the Governor and Company of the Bank of Scotland.(7)
10.19	Working Capital Letter, dated November 15, 2001, among (i) DDi Europe Limited, (ii) the additional borrowers named therein, and (iii) the Governor and Company of the Bank of Scotland.(7)
10.20	Composite Guarantee and Debenture, dated November 15, 2001, among (i) DDi Europe Limited and the additional charging companies named therein, and (ii) the Governor and Company of the Bank of Scotland.(7)

Exhibit No.	Description
10.21	Real Property Master Lease Agreement dated January 1, 1996 between James I. Swenson and Susan G. Swenson, as Trustees of the Swenson Family Trust, and Details, Inc.(8)
10.22	Personal Property Master Lease Agreement dated January 1, 1996 between James I. Swenson and Susan G. Swenson, as Trustees of the Swenson Family Trust, and Details, Inc.(8)
10.23	Amendment Number One to Real Property Master Lease Agreement dated January 1, 1997 between James I. Swenson and Susan G. Swenson, as trustees of the Swenson Family Trust and Details, Inc.(9)
10.24	Lease dated June 15, 1994, by and between Michael J. Irvin, Trustee of the Davila Living Trust dated March 13, 1989 and Colorado Springs Circuits, Inc., regarding 6031-6035 Galley Road, Colorado Springs, Colorado(10)
10.25	Lease dated June 15, 1994, by and between Michael J. Irvin, Trustee of the Davila Living Trust dated March 13, 1989 and Colorado Springs Circuits, Inc., regarding 2115 Victor Place, Colorado Springs, Colorado(10)
10.26	Lease dated June 15, 1994, by and between Michael J. Irvin, Trustee of the Davila Living Trust dated March 13, 1989 and Colorado Springs Circuits, Inc., regarding 980 Technology Court, Colorado Springs, Colorado.(10)
10.27	Lease Agreement dated July 22, 1991 between Geomax and Dynamic Circuits, Inc.(11)
10.28	Lease dated March 20, 1997 by and between Mercury Partners 30, Inc. and Dynamic Circuits, Inc.(11)
10.29	Amendment to Lease Agreement, dated as of November 9, 2001 by and between D & D Tarob Properties, LLC and Dynamic Details Incorporated Silicon Valley.(12)
10.30	Lease dated November 12, 1997 by and between Miller and Associates and Dynamic Circuits Inc.(9)
10.31	Lease dated August 18, 1998, by and between Mrs. Alberta M. Talley, Trustee and Dynamic Circuits, Inc.(11)
10.32	Lease Agreement dated April 14, 1998 by and between Continental Electric Contractors and Cuplex, Inc.(19)
10.33	Lease Agreement dated as of May 13, 1996, as amended by a First Lease Amendment dated August 7, 1996, between 410 Forest Street Realty Trust and Cuplex, Inc.(11)
10.34	Lease Agreement dated as of November 2, 1995, between Trammell Crow International Partners and Cuplex, Inc.(9)
10.35	Share Purchase Agreement dated October 24, 2002 by and between H.N. Goff, G.P. Harvey and H.L. Williams and DDi Europe Limited.
10.36	Tax Deed dated October 24, 2002 by and between H.N. Goff, G.P. Harvey and H.L. Williams and DDi Europe Limited.
10.37	Minority Share Purchase Agreement dated October 24, 2002 by and between Jamie Fuller and others and DDi Europe Limited.
10.38*	Stock Purchase Agreement dated January 21, 2004 by and among DDi Corp. and the purchasers identified on the schedule of investors attached thereto.
10.39*	Registration Rights Agreement dated January 21, 2004 by and among DDi Corp. and certain purchasers of DDi Corp.’s capital stock listed on the signature pages thereof.
10.40*	Non-Solicitation Agreement dated December 12, 2003 by and between Bruce McMaster and Dynamic Details, Inc.
10.41*	DDi Corp. 2003 Management Incentive Plan.
21.1*	Subsidiaries of DDi Corp.
23.1*	Consent of PricewaterhouseCoopers LLP
23.2*	Consent of Paul, Hastings, Janofsky & Walker LLP (contained in exhibit 5.1)
24.1*	Power of Attorney (contained on the signature page hereof)

*	Filed herewith.
(1)	Previously filed with the Commission on December 17, 2003 as an exhibit to DDi Corp.’s Current Report on Form 8-K.
(2)	Previously filed with the Commission on January 20, 2004 as an exhibit to DDi Corp.’s Registration Statement on Form 8-A/A.
(3)	Previously filed with the Commission on March 31, 2003 as an exhibit to DDi Corp.’s Annual Report on Form 10-K.
(4)	Previously filed with the Commission on April 22, 2002 as an exhibit to DDi Corp.’s Annual Report on Form 10-K/A.
(5)	Previously filed with the Commission on March 22, 2000 as an exhibit to DDi Corp.’s Registration Statement on Form S-1, Registration No. 333-95623.
(6)	Previously filed with the Commission on September 12, 2000 as an exhibit to DDi Corp.’s Registration Statement on Form S-1, Registration No. 333- 45648.
(7)	Previously filed with the Commission on March 25, 2002 as an exhibit to DDi Corp.’s Annual Report on Form 10-K.

(8)	Previously filed with the Commission on November 26, 1997 as an exhibit to DDi Capital’s Registration Statement on Form S-4, Registration No. 333-41187.
(9)	Previously filed with the Commission on March 30, 2001 as an exhibit to DDi Corp.’s, DDi Capital’s and Dynamic Details’ combined Annual Report on Form 10-K.
(10)	Previously filed with the Commission on January 20, 1998 as an exhibit to Amendment No. 1 to DDi Capital’s Registration Statement on Form S-4, Registration No. 333-41187.
(11)	Previously filed with the Commission on March 31, 1999 as an exhibit to DDi Capital’s and Dynamic Details’ combined Annual Report on Form 10-K.
(12)	Previously filed with the Commission on March 25, 2002 as an exhibit to DDi Corp.’s Annual Report on Form 10-K.

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Arch pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this registration statement.

2.	That, for the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Anaheim, California on February 12, 2004.

DDi Corp.

By:	/s/ BRUCE D. MCMASTER

Bruce D. McMaster President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Bruce D. McMaster, Joseph P. Gisch and Timothy J. Donnelly as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any related Rule 462(b) registration statement or amendment thereto, and to file the same with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ BRUCE D. MCMASTER Bruce D. McMaster	President and Chief Executive Officer (Principal Executive Officer) and a Director	February 12, 2004

/s/ JOSEPH P. GISCH Joseph P. Gisch	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 12, 2004

/s/ REBECCA YANG Rebecca Yang	Vice President and Controller (Principal Accounting Officer)	February 12, 2004

/s/ ROBERT J. AMMAN Robert J. Amman	Director	February 12, 2004

David Blair	Chief Executive Officer of DDi Europe Limited and a Director

Signature	Title	Date

/s/ ROBERT GUEZURAGA Robert Guezuraga	Director	February 12, 2004

/s/ JAY B. HUNT Jay B. Hunt	Director	February 12, 2004

/s/ ANDREW E. LIETZ Andrew E. Lietz	Director	February 12, 2004

/s/ CARL R. VERTUCA, JR. Carl R. Vertuca, Jr.	Director	February 12, 2004